2001 ANNUAL REPORT


Relationships.
The power behind
our momentum.

AMSOUTH®

2001 was a year of focus. It was also a year of momentum. We focused on goals, and we moved on them. The force behind the momentum continues to be the relationship. [illegible] helps us succeed. This philosophy [illegible] Our focus on the relationship not only moved us forward in 2001, but it will continue to move us forward in the years to come.



C. DOWD RITTER

Letter to Shareholders

AmSouth strengthened its earnings momentum during 2001 despite a slowing economy made worse by the terrible events of September 11. Repercussions from that day pushed an already sluggish economy into recession. Within this difficult environment, our consecutive quarters of strong earnings and solid profitability provide clear proof of our employees' commitment to meeting our customers' needs and AmSouth's dedication to enhancing shareholder value.

> > >

2001 Financial Performance

In 2000, AmSouth laid a foundation for earnings growth and improved profitability. Our goal for 2001 was to build on that foundation and generate strong momentum that would drive us to higher earnings and stronger profitability. We succeeded. Earnings for the year were $536.3 million, or $1.45 per diluted share. Return on equity for 2001 was 18.6 percent, return on assets was 1.40 percent, and our efficiency ratio was 53.7 percent. The net interest margin improved from 3.75 percent in 2000 to 4.20 percent in 2001. This solid earnings growth and successful execution of our strategic initiatives powered AmSouth's stronger performance in 2001.

Our fourth-quarter results demonstrate that our momentum continued to build through the end of the year in spite of world events and the recessionary economy. Fourth-quarter earnings were $140.5 million, or $.38 per diluted share. Our return on equity for the fourth quarter was 18.8 percent, our return on assets was 1.47 percent, and our fourth-quarter efficiency ratio was 53.1 percent. These results create a strong platform for continued growth in 2002.

> > >

Stock Performance

AmSouth's improved results in 2001 led to solid returns for our shareholders. For the year, AmSouth's total return was 30 percent, compared to the 12 percent decline posted by the S&P 500 and the 9 percent decline of the S&P Major Regional Banks Index. We also continued our outstanding record of dividend growth, increasing our dividend for the 31st consecutive year. At year end, our dividend yield of 4.7 percent outpaced most alternative investments and was a primary reason that Barron's ranked AmSouth among 29 companies best positioned to outperform the broader markets.

LONG-TERM FINANCIAL GOALS

EARNINGS PER SHARE GROWTH	12-15%
RETURN ON SHAREHOLDERS' EQUITY	20-22%

As this report went to press, we still traded at a discount to the top 50 banks and to our peer group despite our strong 2001 results. In fact, in January 2002, Forbes included AmSouth in its Platinum 400 list of the best big companies in America. Forbes defines these companies as being "better than their competitors, with outstanding profitability and growth." Sustained improvement in our company's performance should again drive our stock value to levels that more closely reflect AmSouth's performance and our true franchise value.

>>>

Keys to Success

There are three key reasons why we believe AmSouth is well positioned for long-term success.

- Our senior management team has a track record of setting and attaining aggressive goals.
- We have a strong pool of managers with a proven ability to execute strategic, achievable plans.
- We utilize performance-based incentive programs that motivate our employees to achieve AmSouth's goals, further aligning our employees' interests with those of our shareholders.

AmSouth's 10-member senior management team includes AmSouth veterans and experienced executives from other leading companies — strong evidence of our commitment to build the strongest management team of any peer bank. In 2001, Geoff von Kuhn, former head of U.S. private banking at Citigroup, joined AmSouth to head Wealth Management. Geoff's arrival follows the appointment of Beth Mooney as head of our Tennessee franchise. Beth formerly served as president of Bank One Ohio.

AmSouth benefits from strong managers at all levels throughout the company. Their talent, broad perspectives and innovative approaches continue to make AmSouth a stronger, more effective organization. AmSouth's financial goals rank among the most aggressive of any bank in the nation. They focus on earnings per share growth and return on equity, two indicators of performance that have the greatest impact on stock price. We believe that sustained earnings per share growth in the 12 to 15 percent range and sustained return on shareholders' equity of 20 to 22 percent will lead to a premium valuation and the creation of substantial shareholder wealth.

AmSouth employees have a vested interest in achieving these goals. Approximately 75 percent of our employees are eligible for some type of performance-based incentive. These employees are ultimately rewarded for their results measured against individual and group goals as well as the bank's overall performance.

2001 TOTAL RETURNS


AMSOUTH
+30%
S&P 500 INDEX
-12%
S&P MAJOR REGIONAL BANKS INDEX
-9%

Another AmSouth strength is our significant presence in highly attractive markets in the Southeast. Almost 85 percent of AmSouth's deposit base comes from metropolitan markets projected to outpace other areas of the Southeast. Population and household growth in our markets are projected to be more than 25 percent higher than the nation as a whole, while projected income growth is expected to exceed the national average by almost 10 percent. Forecasts for our five largest metropolitan markets indicate growth 40 percent higher than the national average, providing significant opportunities for expanding our customer base and increasing profitability.

With more than 600 branch banks, 1,200 ATMs and a customer base of two million households, AmSouth is a major competitor in all of our markets. We rank first or second in deposit market share in eight of our 10 largest metropolitan markets. We also rank first or second among Southeast regional banks in several major banking categories, including consumer lending, annuity sales, mutual fund performance and sales, and small business lending.

With registration of Internet customers growing at a rate of over 300 percent last year, we are now a leader in electronic banking in the Southeast and the nation. The significant investments we have made in technology also give our customers the ability to bank with us when, where and how they choose — whether in person at one of our branch banks or by computer, telephone or ATM, 24 hours a day, 365 days a year. AmSouth's technological expertise was recognized in 2001 by eWeek, which listed AmSouth sixth on its "FastTrack 500" list of companies that deploy cutting-edge information technologies.

MAJOR AMSOUTH MARKETS


Tri-Cities
Nashville
Knoxville
Memphis
Chattanooga
Huntsville
Birmingham
Shreveport
Jackson
Montgomery
Mobile
Baton Rouge
Pensacola
Tallahassee
Jacksonville
New Orleans
Orlando
Tampa/
St. Petersburg/
Clearwater
Naples

> > >

Looking Ahead

The nation faces a difficult and challenging economic environment going into 2002, as each week brings new reports of layoffs, downsizings and corporate restructurings. AmSouth is well positioned to continue building our earnings momentum despite the sluggish economy, and we will seek growth opportunities as economic conditions improve.

We are confident of our ability to thrive in these times. AmSouth's six strategic initiatives focus on activities where AmSouth has already demonstrated high levels of success. These initiatives played a substantial role in our success in 2001 and will enable us to capitalize on emerging opportunities going forward. In summary, if these initiatives are successful, AmSouth will:

- Double Business Banking,
- Double the contribution of Wealth Management,
- Maximize high-growth Florida markets,
- Continue aggressive growth in Consumer Banking,
- Increase sales productivity and improve service quality, and
- Leverage the Internet across all business segments.

These powerful three-year initiatives are discussed in detail in the next section of this report. Our success in executing these initiatives confirms our belief in the company's ability to continue improving our financial performance.

We also hope you will read about AmSouth's 2001 Chairman's Award winners, who are highlighted in the booklet included with this report. These employees represent the "best of the best" at AmSouth. Their outstanding accomplishments provide a model for our best practices philosophy: replicate actions that have proven successful for others.

Our employees remain fully committed to understanding their customers' needs, meeting those needs with the highest quality products and services, and building strong and lasting customer relationships. As all of us work to continue building earnings momentum and shareholder value, we thank you for your support and welcome your comments and suggestions.

C. DOWD RITTER
CHAIRMAN, PRESIDENT &
CHIEF EXECUTIVE OFFICER

Business Banking

Danny and Jim Nielsen have built Innovative Machine Corporation's success on the ability to design and manufacture complex equipment that meets exacting standards. They expect the same precision from their bank. AmSouth's George Davis has applied his business banking skills to help the Nielsens' Birmingham company increase its inventory and double sales in two years.

Danny Nielsen, Jim Nielsen and AmSouth Business Banker George Davis



> > >

Our Momentum in Business Banking

In the past year, AmSouth has made steady progress toward its goal of doubling Business Banking by the end of 2003. Business Banking addresses the needs of small businesses – those with less than $5 million in annual sales – and it is a market we understand and value serving. In fact, Entrepreneur magazine ranked AmSouth 10th in the nation in 2001 among the best banks throughout the United States for entrepreneurs and small businesses.

Within AmSouth's markets are more than 600,000 small businesses. Business Banking already serves roughly a quarter of the market, and our expertise in this important segment of the economy has helped us improve and enhance the products we offer. As a result, AmSouth believes there is still significant potential for growth.

Small businesses in AmSouth's markets have often been overlooked or underserved by many banks, but AmSouth has long been committed to helping small businesses grow. And it is meeting its objectives the old-fashioned way: paying close attention to the needs of small businesses, offering the products and services that will help these businesses succeed, and building strong and trusted relationships with business owners.

AmSouth's flagship business banking product, Business RelationshiPlus, provides business owners with accounts and services for both their business and personal finance needs. This product was designed with the understanding that small business owners' business and personal finances often intersect.

BUSINESS RELATIONSHIPLUS ACCOUNT GROWTH


2000
14,239
2001
45,489
220 % GROWTH

IN 2001, WE INTRODUCED THE BUSINESS RESOURCE CENTER, A COMPREHENSIVE SOURCE ON AMSOUTH.COM FOR NEWS AND ADVICE OF INTEREST TO SMALL BUSINESSES.

Enhanced sales training, streamlined internal processes, and extensive marketing combined to produce exceptional success in 2001 with Business RelationshiPlus. As a result of focused sales and marketing and ready acceptance by small businesses that quickly understood the benefits of the product, the number of Business RelationshiPlus accounts grew 220 percent in 2001.

The benefits of focusing on these small businesses are clear. Based on recent trends, we take in $1.38 in deposits for every $1 in loans — a profitable business mix. As these small businesses grow, there are increased opportunities to attract deposits, make loans and cross-sell more Business Banking products as well as other products and services from Consumer Banking and Wealth Management.

We are successfully growing this business because our branch managers and business bankers devote substantial time to serving these customers, and to ensure consistently high productivity, we have tied bankers' incentives to Business Banking growth. AmSouth business bankers will continue to rely on the same proven skills and methods to build strong relationships with Business Banking customers throughout 2002. They will be supported by advertising and direct marketing that will emphasize what a large number of the businesses in our markets already know: that AmSouth is the bank of choice for small businesses.

Small business owners tend to manage their personal finances much the same way they manage their company's — and often they overlap. That makes them excellent candidates for Wealth Management, where we can provide services that meet all of their complex needs.



Wealth Management

At AmSouth, Wealth Management involves more than just stocks, bonds and mutual funds. When Dr. Erwyn Freeman of Jackson, Mississippi, wanted to diversify his retirement account with farmland, two of our Natural Resources managers, Bob Morgan and Ken Booker suggested planting trees. With one of the largest land management departments in the country, we know how to manage an investment that grows every day — whether the stock market is up or down.

AmSouth farm specialist Bob Morgan, Dr. Erwyn Freeman and AmSouth forest specialist Ken Booker

>>>

Our Momentum in Wealth Management

In 2001, AmSouth built a new management team for its Wealth Management business and introduced a new approach to serving high net worth customers. Building on more than 75 years in trust and estate planning and momentum from a satisfied client base, Wealth Management is now positioned to double its contribution to AmSouth, generating an additional $100 million pretax over the next three years.

The cornerstone of Wealth Management's strategy is its complete approach to serving clients, helping them balance their personal, professional and philanthropic goals. Each high net worth client has one banker — a relationship manager — who serves as the primary contact. A full range of specialists can assist with the client's specific needs. Whether expertise is required in credit, investments, estate planning, natural resource management, tax issues or charitable giving, Wealth Management's team provides knowledgeable assistance. This highly personalized approach results in a customized, comprehensive financial plan tailored to the client's objectives. As an example, in 2001 we created a $150 million trust established in the will of philanthropist Lucille Beeson that will benefit 13 charities in the Birmingham, Alabama, area — forever.

We have tested this "trusted advisor" model during the past year and have been pleased with our enhanced ability to serve our clients. We believe this high level of expert service will encourage customers to bring more of their assets to AmSouth. This model will also allow AmSouth to leverage existing relationships throughout the bank, such as with small business owners, and build on our established reputation for money management.

BRANCH PLATFORM FIXED ANNUITY SALES


2000
$464 MILLION
2001
$721 MILLION
55 % GROWTH

THERE ARE ABOUT 400,000 HOUSEHOLDS WITH GREATER THAN $1 MILLION IN INVESTABLE ASSETS IN AMSOUTH'S GEOGRAPHIC FOOTPRINT.

By focusing on clients' needs, we'll provide all of our high net worth customers with the level of service and range of products larger competitors offer only to the ultra wealthy.

We already have a strong sales force that has produced exceptional results and is training to be even more proficient. We sold $721 million in annuities in 2001, and our branch platform sales network is one of the top producers nationally. Taking advantage of these skills, we will expand the products they offer to include mutual funds. All of these changes will build on our strong reputation and broad range of services. AmSouth's Wealth Management strategy is not unique, but its execution is. Talented, experienced staff, the performance of our investment products, and a successful track record in trust and investment management all point to success. This new approach is a serious commitment to Wealth Management, strategically designed to meet the needs of our clients and their families and our shareholders by delivering improved results to the bottom line.

The way AmSouth is rebuilding its Wealth Management business will make it a formidable competitor in many of our markets. But it will also make us a much stronger competitor in Florida, a premier Wealth Management market and a state where we are pursuing a very aggressive growth strategy.



Maximizing Florida Markets

Joyce Savage-Gaston knows that Florida's sunny weather and bright economy attract nearly 1,000 new residents every day. Fortunately, Joyce's banker, Kevin Clark, knew how to help her capitalize on this vibrant real estate market. He provided guidance and financing so she could expand her law practice and open Orlando's first African-American-owned title company.

Joyce Savage-Gaston and AmSouth Business Banker Kevin Clark

>>>

Our Momentum in maximizing our high-growth Florida markets

Florida is AmSouth's fastest growing market. Since we entered the state in 1987, our business has grown substantially every year. Now, as the fifth largest bank in the state, Florida's contribution to AmSouth's bottom line continues to grow. This growth is driven by our Florida initiative: to increase substantially our market share in four high-growth markets where we have a relatively low share. In the first two years of the initiative, these markets — Tampa, Orlando, Jacksonville, and Naples — have added $162 million to pre-tax earnings.

Florida's demographics, both in growth and wealth, give it more potential than any of our other states. Our plan for capitalizing on this potent combination has four key strategies:

- Grow households and deposits,
- Increase fee income substantially,
- Aggressively cross-sell products,
- Then, grow the pre-tax contribution from the four key markets at a compound annual growth rate of 36 percent or greater.

The four targeted markets have the highest potential of the markets we serve in Florida, and we have seen increased momentum in each of them since the initiative began in 1999. Household growth is up 43 percent since late 1999, including a 64 percent increase in Tampa. This growth comes in areas where the household income is well above the state average. The incremental earnings power of these markets is a key strength of this initiative.

AMSOUTH CONSUMER HOUSEHOLD GROWTH IN OUR FOUR KEY MARKETS


JACKSONVILLE
13.5 % GROWTH IN 2001
NAPLES
10.6 % GROWTH IN 2001
ORLANDO
18.7 % GROWTH IN 2001
TAMPA
23.4 % GROWTH IN 2001

AMSOUTH REACHED A MILESTONE, ORIGINATING $1 BILLION IN RESIDENTIAL MORTGAGES IN FLORIDA IN 2001.

AmSouth's Florida franchise has also generated strong loan and deposit growth, outpacing the growth rates of the rest of the company. In addition, AmSouth has also capitalized on the state's high growth rate by adding new consumer households at an average annual rate of 7.9 percent.

One of the keys to our Florida strategy is an aggressive commitment to building branches. As part of a campaign to add 30 new branches in 30 months, we opened 11 new branches in 2001.

Our momentum in Florida is stronger today than ever. We are increasing that momentum by focusing on proven strategies. We plan to build another dozen new branches in the next year and use our increased branch presence to accelerate our Business Banking and Consumer Banking market penetration.

AmSouth offers the products of a big bank, with the personal touch of a far smaller one. We believe this is a primary reason AmSouth has attracted so many customers: We take relationships seriously.

Florida's explosive growth makes it a prime market for us, and to keep pace we've added 30 branches in just 30 months. That kind of expansion is helping us grow households and deposits – two keys to the success of our Consumer Banking initiative.

Consumer Banking

It doesn't take long for an AmSouth relationship to take off. Mario Zeron, owner of a New Orleans area travel agency, looked far and wide to find the right bank for his personal needs. Last year, he found AmSouth banker Miriam Pellerano who showed him a better product, a better rate and first-class service. Now Mario guides others to AmSouth.

Mario Zeron and AmSouth Branch Manager Miriam Pellerano



>>>

Our Momentum in Consumer Banking

Growth in the consumer banking business was a significant catalyst for AmSouth's solid performance and strong momentum in 2001. Consumer Banking is a major force within AmSouth, representing more than 60 percent the bank's income, the largest single source of the bank's loans, and holding more than 70 percent of its deposits. Its initiative plays to its strengths, focusing on four key areas: equity lending, low-cost deposits, household growth and increasing the number of AmSouth products or services each customer uses.

Our sustained focus on equity lending drove double-digit equity line growth for the fifth year in a row. We originated more than $4.2 billion in equity lines during 2001, nearly double our production for 2000. That growth was the result of a broad marketing effort that included advertising, direct mail, and calls by our branches to customers who owned homes but didn't have a home equity line of credit. There's still potential for more growth; only 15 percent of our customers who are homeowners have an AmSouth equity line.

We also saw success with our most common products, growing checking account households and low-cost deposits by using strong marketing initiatives, opening 13 new branches, and coupling these key tactics with an effective incentive compensation program. We met our goal of growing low-cost deposits by more than 5 percent, boosting them 8.6 percent even as rates were falling.

HOME EQUITY LENDING ORIGINATIONS


2000
$2.15 BILLION
2001
$4.24 BILLION
97 % GROWTH

CONSUMER BANKING HAS 70 PERCENT OF THE BANK'S DEPOSITS AND REPRESENTS 64 PERCENT OF ITS INCOME.

One primary goal was to increase the number of products and services each customer uses. In 2001, the average grew 10 percent, from 4.0 to 4.4 products per household. These gains were due in large part to better sales and productivity management by our branch managers.

Customer satisfaction among those who visit our branches continues to improve, clearly adding to our momentum and increasing the likelihood that customers will remain with AmSouth.

With our proven and effective sales culture now in place in the newer parts of our company, Tennessee — which has the largest proportion of our branches and deposits — is leading the company in improved consumer sales productivity. The effects of even small improvements in Tennessee are magnified by our size in that market, where we have the number two market share statewide, and we're ranked number one in the high-growth corridor of middle Tennessee.

Consumer Banking will continue to grow in 2002, fueled by our ongoing emphasis on growth areas where we have proved successful, and AmSouth's continuing commitment to meet an ever-increasing number of our customers' financial services needs.

Our initiative to grow Consumer Banking is driven by home equity lending, checking household growth, low-cost deposit growth, and selling more products per customer. All of those efforts are being spurred on by the success of our initiative to increase sales productivity and improve service quality.



Service Quality and Sales Productivity

AmSouth is music to Randy Wachtler's ears. For 17 years, AmSouth's Lisa Harless has been Randy's Private Banker as he built 615 Music, a Nashville production and recording studio. As Randy won numerous awards for his productions, his success brought the need to expand and purchase new equipment. Lisa was there to provide an array of financial services to make Randy's dreams a reality. And as an encore, Randy financed his new home through AmSouth last year.

Randy Wachtler and AmSouth Private Banker Lisa Harless

> > >

Our Momentum in improving service quality and increasing sales productivity

Service quality is at the heart of our relationship banking philosophy: Better service means understanding our customers' needs more clearly. This ability, in turn, enables us to meet those needs more fully. We are able to achieve the ambitious goals of this initiative because AmSouth bankers are steadily improving service quality and increasing their sales productivity.

We take exceptional care of our customers, and they return the favor by recommending AmSouth to a friend or family member. Our experience indicates that a customer who is merely "satisfied" probably won't go out of his way to recommend a product or service to a friend. Only when expectations are consistently exceeded will customers make such a recommendation. That is our service quality goal.

We track service quality relentlessly, surveying 6,000 customers each month about their experience in our branches. This research yields a Branch Satisfaction Index. Those scores indicated a satisfaction level of 94 percent at year-end 2001, surpassing our goal for the year and a clear improvement over year-end 2000's 92 percent score.

The quality of internal service between AmSouth departments is also critical if our branches and bankers are to provide superior service. We've found that improving our internal service quality leads to better service of customers as well as higher efficiency and cost savings.

SALES PRODUCTIVITY IMPROVEMENT PER BRANCH

NEW CONSUMER CHECKING ACCOUNTS	10% IMPROVEMENT IN 2001
CONSUMER LENDING	49% IMPROVEMENT IN 2001
BRANCH PLATFORM FIXED ANNUITY SALES	58% IMPROVEMENT IN 2001

EVERY MONTH, WE CHECK MORE THAN 100 MEASURES OF SERVICE PERFORMANCE, SUCH AS WHETHER EVERY CHECKCARD APPLICATION IS PROCESSED THE SAME DAY.

We have also focused on increasing sales productivity across every area of the bank. We've created "Best Practices" programs to ensure that the most successful bankers and sales groups share their ideas with those who may be less effective. Regular rankings of our sales force form the basis for our best practices. These rankings clearly show who has found what works so the skills they've learned can be shared with others. Incentive campaigns, call nights and product blitzes are important elements of our strategy to improve the productivity of our salespeople. We also underscore the importance of achieving the highest standards of customer service by linking incentives to service levels where appropriate.

We will build on our momentum in 2002 by continuously seeking new ways to improve our service and sales productivity and how we track it. This kind of rigorous self-examination and scoring will continue to drive AmSouth's service quality and sales productivity.

Our drive to make our bankers more productive salespeople and provide even better service gives extra lift to our efforts in all of our initiatives. It also fits closely with our Internet strategy of letting customers apply for loans and accounts online and get account information whenever they need it, wherever they need it.



Leveraging the Internet

Who says building houses is all manual labor? Certainly not the Beaver family of Marshall County, Alabama. Their family-owned construction companies rely on AmSouth's electronic and Internet-based tools to run their businesses. With guidance from AmSouth Commercial Banker Rick Martin, their more than 1,000 accounts are now electronically managed and processed with the precision of a blueprint.

AmSouth Commercial Banker Rick Martin, Jeff Beaver, Mark Beaver, and Rudy Beaver

> > >

Our Momentum in leveraging the Internet

When most people think of technology they think of speed, convenience and service. That's a good way to describe AmSouth's progress in leveraging the Internet across all lines of business in 2001.

At the end of 2000, AmSouth had about 100,000 Internet Banking customers. Our goal was to triple the number of customers banking with AmSouth over the Internet and triple the number of sales in two years. We exceeded these ambitious goals in just over seven months, growing to more than 425,000 online customers at the end of 2001.

Although we've met those goals, the initiative continues and is even more aggressive:

- Generate $100 million in consumer loan applications over our web site, amsouth.com,
- Triple the number of account and product sales over the web site,
- Double the number of customers using Internet Banking, and
- Add 100,000 new Internet Banking customers annually.

In accomplishing these goals, AmSouth will attract new customers, expand existing relationships, and provide better customer service.

At the end of February 2001, we launched a Free Internet Banking for Life campaign, and we chose to extend it several times because of high demand. A primary attraction of this offer was our bill payment service, free for as long as the customer has an AmSouth checking account. As a result of the campaign, a Credit Suisse First Boston report found that AmSouth had the highest year-over-year increase in Internet customers among the large banks it surveys.

INTERNET BANKING CUSTOMERS


2000
104,346
2001
427,681
310 % GROWTH

GO TO AMSOUTH.COM TO SEE WHY SO MANY AMSOUTH CUSTOMERS ARE TURNING TO THE INTERNET TO DO THEIR BANKING.

We've also received industry recognition for our technological advances. The information technology publication eWeek ranked AmSouth sixth on its 2001 list of companies that it considers innovators in electronic commerce technologies. The ranking brought to view something that is often hidden: Technology can be used behind the scenes to streamline processes and better serve our customers.

The next phase of our Free Internet Banking campaign will ensure that customers who signed up for Internet Banking become active users. In preparation for that effort, we've upgraded the capacity and capabilities of our Internet Banking hardware and software to handle the higher demand and provide a faster response. This year we also expanded our iTreasury online service, making it easier and more efficient for our commercial customers to bank with us online.

Having more customers use the Internet to bank with us is mutually beneficial — the customers get another convenient way to bank with us and we gain more loyal customers.

In a time where flashy technology is often celebrated, AmSouth has concentrated on secure, reliable technology that makes it easier for people to bank with us. We focus on what works, whether it's on amsouth.com, at our TeleBanking Centers, ATMs or our branches.

By offering more of our products and services over the Internet, we're really just making it more convenient for people to bank with AmSouth. That's an effort that extends across the company and all lines of business. The six initiatives are all interrelated. Networked together, they build on each other's strengths and successes.

Dollars in thousands except per share data	2001
EARNINGS SUMMARY	
Net interest income	$ 1,394,884
Provision for loan losses	187,100
Net interest income after provision for loan losses	1,207,784
Noninterest revenues	748,222
Noninterest expenses	1,185,394
Income before income taxes	770,612
Income taxes	234,266
Net income	$ 536,346
Earnings per common share	$ 1.46
Diluted earnings per common share	1.45
Return on average assets	1.40 %
Return on average equity	18.56
Operating efficiency	53.72
BALANCE SHEET SUMMARY	
At year end	
Loans net of unearned income	$25,124,493
Assets	38,600,414
Deposits	26,167,017
Shareholders' equity	2,955,099
Average balances	
Loans net of unearned income	24,763,798
Assets	38,238,393
Deposits	25,916,181
Shareholders' equity	2,889,248
SELECTED RATIOS	
Average equity to average assets	7.56 %
Allowance for loan losses to loans net of unearned income	1.45
COMMON STOCK DATA	
Cash dividends declared	$0.85
Book value	8.14
Tangible book value	7.29
Market value at year end	18.90
Market price range:	
High	20.15
Low	15.13
Total trading volume (1),(2)	178,939
Dividend yield at year end	4.66 %
Dividend payout ratio	58.22
Shareholders of record at year end (2)	34,798
Average shares outstanding (1)	367,404
Average diluted shares outstanding (1)	370,948

(1) In thousands
(2) Amounts prior to 1999 have not been restated to reflect significant business combinations

2000	1999	1998	1997	1996
$ 1,379,103	$ 1,507,944	$ 1,444,284	$ 1,384,729	$ 1,279,138
227,600	165,626	99,067	83,508	71,608
1,151,503	1,342,318	1,345,217	1,301,221	1,207,530
669,494	847,560	799,854	658,724	542,289
1,366,435	1,648,507	1,406,272	1,221,675	1,129,509
454,562	541,371	738,799	738,270	620,310
125,435	200,903	264,725	264,589	223,455
$ 329,127	$ 340,468	$ 474,074	$ 473,681	$ 396,855
$ 0.86	$ 0.87	$ 1.22	$ 1.20	$ 1.00
0.86	0.86	1.20	1.18	0.98
0.79 %	0.81 %	1.22 %	1.32 %	1.14 %
11.57	10.69	15.33	16.00	13.92
64.72	69.24	61.97	59.20	61.25
$24,616,435	$26,266,759	$24,445,296	$24,415,004	$23,124,651
38,935,978	43,415,351	40,639,522	37,381,105	36,070,557
26,623,304	27,912,443	28,533,760	27,045,700	26,003,593
2,813,407	2,959,205	3,207,424	3,029,138	2,939,725
25,879,910	25,471,295	24,027,839	23,753,817	22,318,990
41,860,171	41,817,240	38,842,481	35,918,328	34,929,393
27,323,133	27,718,029	27,150,710	26,260,410	25,762,126
2,844,987	3,185,084	3,091,737	2,960,023	2,851,421
6.80 %	7.62 %	7.96 %	8.24 %	8.16 %
1.55	1.35	1.51	1.50	1.60
$0.81	$0.71	$0.57	$0.51	$0.48
7.53	7.56	8.12	7.75	7.40
6.61	6.48	6.94	6.46	6.20
15.25	19.31	30.42	24.14	14.33
19.88	33.92	30.42	25.11	14.81
11.88	18.94	21.42	14.08	10.33
236,154	195,110	80,164	98,833	83,267
5.51 %	4.14 %	2.19 %	2.21 %	3.47 %
94.19	81.61	46.72	42.50	48.00
35,746	27,103	17,888	12,480	13,165
382,031	391,136	389,595	395,837	398,213
384,677	396,515	396,491	401,811	403,233

Make a difference

If something's wrong make it right

Make time for people

Do the right thing

Improve someone's life

Do more than is expected

> > >

Our Momentum in the community

AmSouth's relationships with its communities reflect the simple yet powerful commitment it brings to banking. Understand needs. Meet needs. Build relationships. We believe in the power of the relationship, and we use this core value to benefit the communities we serve.

After the attacks on September 11, AmSouth and its employees demonstrated drive, determination and generosity in helping provide relief to those in need. Through corporate donations, employee contributions and customer donations, AmSouth collected more than $1.2 million, and employees volunteered more than 3,000 hours. AmSouth bankers partnered with their local relief efforts: working with the Tennessee Titans on the America's Fund, joining with local media to collect donations, and helping send emergency relief personnel to New York.

AmSouth has a long tradition of providing talent and treasure in support of its communities. With gifts totaling more than $12 million in 2001, AmSouth, its employees, and affiliated foundations helped sustain hundreds of agencies, including many that receive United Way support. In addition, AmSouth employees volunteered thousands of hours to these agencies including the Salvation Army, Junior Achievement, and the YMCA/YWCA.

AmSouth also continued to invest significant time and resources to help make housing affordable for low- and moderate-income families. With over $1 billion in affordable housing-related loans, over $30 million in investments, and countless hours of community service by our employees to affordable housing organizations, AmSouth worked hard to help families achieve the American Dream. In addition, AmSouth obtained $2.4 million in grants and subsidies for affordable housing organizations through the Federal Home Loan Bank of Atlanta.

AmSouth and its employees supported many other organizations with more than 1,800 AmSouth Matching Gifts — an employee gift doubled by an AmSouth match — totaling $300,000. These gifts benefited educational institutions and local community development organizations, health and human service agencies, and arts and cultural groups.

Through its support of arts organizations, AmSouth helps thousands enjoy art in their own communities. In 2001 AmSouth donated and sponsored a traveling exhibit of historic Eudora Welty photographs, supported local cultural events, and made significant contributions to art venues such as Nashville's Frist Center for the Visual Arts.

Every day, in every one of its locations, AmSouth underscores its dedication to building strong relationships with its customers and its communities, creating a momentum that helps families, businesses and communities grow stronger and more financially secure.

>>>

2001 Financial Information

OVERVIEW

General This section of the annual report provides a narrative discussion and analysis of AmSouth's financial condition and results of operations for the previous three years. All tables, graphs and financial statements included in this report should be considered an integral part of this analysis.

Management's discussion and analysis contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements. For additional information regarding forward-looking statements, see the section titled "Forward-Looking Statements" in Management's Discussion and Analysis.

Management's discussion and analysis also includes information concerning various critical accounting policies related to the allowance for loan losses, securitizations and hedge accounting. These accounting policies involve subjective or complex judgements associated with estimates about the effect of matters that are inherently uncertain. These discussions can be found within the "Risk Management" section of this report concerning credit, liquidity and interest rate risk. In addition, see Note 1 to the Consolidated Financial Statements for further discussions of these accounting policies.

AmSouth is a regional bank holding company headquartered in Birmingham, Alabama, with $38.6 billion in assets, 600 branch banking offices and more than 1,200 ATMs. AmSouth operates in Tennessee, Alabama, Florida, Mississippi, Louisiana and Georgia. AmSouth is a leader among regional banks in the Southeast in several key businesses, including consumer banking, commercial banking, small business banking, mortgage lending, equipment leasing, annuity and mutual fund sales, and trust and investment management services. AmSouth also offers a complete line of banking products and services at its web site, amsouth.com.

Earnings Overview AmSouth reported diluted earnings per share of $1.45 in 2001 compared to $.86 in both 2000 and 1999. Net income was $536.3 million in 2001 versus $329.1 million in 2000 and $340.5 million in 1999.

AmSouth was well positioned for the challenges of 2001, primarily as a result of actions taken late in 2000 to restructure its balance sheet, reduce exposure to deteriorating syndicated loans and reduce sensitivity to interest rate movements. As a result, AmSouth's earnings in 2001 benefited from a favorable mix shift in both earning assets and funding sources, producing a wider net interest margin. More profitable consumer loans, the majority of which are variable rate loans, replaced narrower spread commercial loans and other fixed-rate earning assets. In addition, a decline in higher cost time deposits was offset by growth in low-cost deposits, reducing AmSouth's overall funding costs. Credit costs were lower in 2001 as a result of actions taken in 2000 to proactively address deteriorating credit quality in the syndicated loan portfolio. Earnings in 2001 also benefited from continued growth in core noninterest revenue categories, excluding the impact of IFC Holdings, Inc. (IFC) and other special items included in 2000, and modest expense growth compared to 2000, excluding charges incurred in 2000 related to the merger with First American Corporation (First American).

DILUTED EARNINGS PER SHARE


$1.18
$1.20
$0.86
$0.86
$1.45
97
98
99
00
01

RETURN ON AVERAGE EQUITY


16.00%
15.33%
10.69%
11.57%
18.56%
97
98
99
00
01

RETURN ON AVERAGE ASSETS


1.32%
1.22%
0.81%
0.79%
1.40%
97
98
99
00
01

COMPOSITION OF INTEREST-EARNING ASSETS TABLE I

	2001		2000		1999	
(Dollars in thousands)	Average Balance	Percent of Total	Average Balance	Percent of Total	Average Balance	Percent of Total
Loans net of unearned income	**$24,763,798**	**71.2%**	$25,879,910	67.4%	$25,471,295	66.7%
Held-to-maturity securities	**4,420,520**	**12.7**	6,862,355	17.8	4,899,856	12.8
Available-for-sale securities	**4,290,760**	**12.4**	4,946,905	12.9	7,369,119	19.3
Other interest-earning assets	**1,290,402**	**3.7**	726,334	1.9	422,907	1.2
	$34,765,480	**100.0%**	$38,415,504	100.0%	$38,163,177	100.0%

Note: Available-for-sale securities excludes adjustment for market valuation and certain noninterest-earning marketable equity securities.

AmSouth's reported earnings in 2000 were impacted by charges associated with the integration of First American following its merger with AmSouth in 1999 and the comprehensive financial restructuring completed in 2000. Charges in 2000 included: $110.2 million associated with the First American merger; $4.2 million associated with the sale of IFC and a small branch network located in Arkansas; $110.0 million related to the sale of approximately $200 million of problem syndicated loans, including $47 million of loans that were held in assets held for accelerated disposition (AHAD); and $148.8 million associated with the sale of approximately $4.0 billion of investment securities, the securitization of approximately $1.0 billion of lower yielding automobile loans and a permanent loss associated with mortgage conduit-related assets.

AmSouth's reported earnings in 1999 also were impacted by charges associated with the First American merger and loan impairment charges. Charges in 1999 included: $258.3 million related to the First American merger and $43.1 million associated with First American's 1998 mergers with other banks; $7.6 million to conform First American's accounting policies to AmSouth's policies; an $8.0 million impairment loss on a First American portfolio investment; and $71.0 million in loan impairment charges associated with certain healthcare related loans transferred to AHAD.

Adjusting for the impact of merger-related and other charges, AmSouth's earnings were $536.3 million in 2001, $562.1 million in 2000, and $604.7 million in 1999. On the same basis, fully diluted earnings per share were $1.45 in 2001, $1.46 in 2000 and $1.53 in 1999.

Two key measures of profitability in the banking industry are return on average equity (ROE) and return on average assets (ROA). ROE measures the return on a company's shareholders' equity, while ROA measures how effectively a company utilizes its assets. Based on reported earnings, ROE was 18.6 percent in 2001 compared to 11.6 percent in 2000 and 10.7 percent in 1999. On the same basis, ROA was 1.40 percent in 2001, 0.79 percent in 2000 and 0.81 percent in 1999. Excluding the effect of the merger-related and other charges, ROE in 2001, 2000 and 1999, respectively, was 18.6 percent, 19.8 percent and 19.0 percent, while ROA was 1.40 percent, 1.34 percent and 1.45 percent.

EARNINGS ANALYSIS

Net Interest Income Net interest income (NII), defined as the amount of revenue generated by interest-earning assets less the interest cost of funding those assets, is the principal source of earnings for AmSouth. Interest-earning assets represent assets that generate interest income or yield-related fee income, such as loans and investment securities. For purposes of this earnings analysis, NII has been adjusted to a fully taxable equivalent basis which adjusts for the impact on NII of certain tax-exempt loans, leases, and investment securities included in interest-earning assets. The amount of NII earned is determined primarily by variations in the volume and mix of interest-earning assets and interest-bearing liabilities and changes in their related yields and interest rates paid.

NII was $1.5 billion in 2001 compared to $1.4 billion in 2000 and $1.5 billion in 1999. The increase in 2001 was the result of a wider net interest margin (NIM), partially offset by a lower level of interest-earning assets. The NIM is expressed as a percentage and is computed by dividing fully taxable equivalent NII by average interest-earning assets. The NIM measures how effectively the bank utilizes its interest-earning assets in relationship to the interest cost of funding them. The NIM increased 45 basis points in 2001 to 4.20 percent, while average interest-earning assets declined $3.7 billion to $34.8 billion.

The wider NIM during 2001 was primarily the result of a shift in the composition of both interest-earning assets and liabilities used as funding sources. On the balance sheet, higher yielding consumer loans replaced lower yielding commercial loans and fixed-rate investment securities, while lower cost transaction deposits replaced higher cost time deposits and wholesale, short-term borrowings. The change in the mix of deposits from time deposits to lower cost transaction deposits allowed NII and NIM to benefit from the rapid decline in interest rates during 2001.

The improvement in NII and NIM also reflected an increase in interest revenue associated with retained interests on loans sold to third-party conduits. Interest earned on AmSouth's retained interest on loans sold to conduits increased by $42 million in 2001, due to the lower interest rate environment, and resulted in approximately a 12 basis point improvement in NIM versus 2000. See additional discussion of conduit loan sales in the "Liquidity" section of this report.

Interest-earning assets are primarily composed of loans and investment securities. Average loans decreased $1.1 billion in 2001 due to a decrease in commercial and dealer indirect loans, partially offset by an increase in equity lines and loans. The decrease in dealer indirect loans reflected the impact of the $1.0 billion dealer indirect loan securitization as part of the financial restructuring in 2000. See further discussion of loans in the "Balance Sheet Analysis" section of this report.

Average investment securities decreased in 2001, due primarily to the sale of approximately $4.0 billion of available-for-sale (AFS) securities associated with the financial restructuring in 2000. See further discussion of investment securities in the "Balance Sheet Analysis" section of this report.

Among funding sources, average deposits decreased by $1.4 billion compared to 2000. The decrease in deposits was primarily in higher priced time deposits and foreign time deposits offset by an increase in low-cost demand deposits. AmSouth was also able to reduce its use of wholesale short-term borrowings as a funding source in 2001, primarily due to increased liquidity created by AmSouth's financial restructuring in 2000.

For the full year 2002, management expects the NIM to be in a range of 4.40 percent to 4.50 percent provided the economy begins to recover, we experience an interest rate environment similar to today's, AmSouth achieves modest growth in loans and deposits, and AmSouth's balance sheet and interest rate management strategy continues to be successful. Conditions different from these could cause the NIM and NII to differ from management's expectations.

AVERAGE EARNING ASSET MIX


2001
LOANS 71%
INVESTMENT SECURITIES 25%
OTHER INTEREST-EARNING ASSETS 4%


2000
LOANS 67%
INVESTMENT SECURITIES 31%
OTHER INTEREST-EARNING ASSETS 2%

Provision for Loan Losses The provision for loan losses is the charge to earnings necessary to maintain the allowance for loan losses at an adequate level to absorb losses inherent in the loan portfolio. In 2001, AmSouth recorded provision charges for loan losses totaling $187.1 million, compared to $227.6 million recorded in 2000 and $165.6 million in 1999.

The decrease in the loan loss provision in 2001 versus 2000 reflected the impact of approximately $88.3 million of provision recorded as part of AmSouth's financial restructuring in 2000 for deterioration in the syndicated loan portfolio. $61 million of this additional provision was associated with the sale of approximately $110 million of syndicated loans. Excluding the impact of this charge, the provision in 2001 increased by approximately $47.8 million. This increase reflected higher losses in the commercial and consumer portfolios during 2001.

Net charge-offs increased by $80 million in 2001 due to higher commercial charge-offs resulting from the resolution of problem syndicated loans and increases in consumer charge-offs. The increase in consumer charge-offs occurred across most categories of consumer loans. Charge-offs of equity lines and loans, and dealer indirect loans increased by $7.3 million and $5.4 million, respectively, from 2000 levels. The higher charge-offs among consumer loans were a result of the slower economy in 2001.

The increase in the loan loss provision in 2000 compared to 1999 was primarily associated with the $88.3 million of provision charges discussed above as well as weakness in AmSouth's commercial and consumer loan portfolios during 2000. The deterioration in the loan portfolio primarily reflected the impact of higher interest rates and slowing economic growth during the year. This deterioration was also evidenced by an increase in net charge-offs in both the commercial and consumer loan portfolios during 2000 versus 1999.

Measured as a percentage of average net loans, net charge-offs were 0.82 percent in 2001 versus 0.48 percent in 2000 and 0.40 percent in 1999.

AmSouth currently expects nonperforming assets to fluctuate in a relatively narrow band around the year-end level throughout most of 2002. Net charge-offs are expected to remain in a range of 0.70 to 0.80 percent. This expectation is based on improving economic conditions as the year progresses. If economic conditions deteriorate further or fail to improve in 2002, credit quality could deteriorate from management's expectations.

For additional details on net charge-offs, see Tables 16 and 18. Also, additional discussion of asset quality trends may be found in the section of this report entitled "Credit Risk Management Process and Loan Quality."

PROFITABILITY OF INTEREST-EARNING ASSETS



$32.9
$35.5
$38.2
$38.4
$34.8
4.05%
4.27%
4.02%
3.75%
4.20%
97
98
99
00
01
NET INTEREST MARGIN
INTEREST-EARNING ASSETS

Noninterest Revenues Noninterest revenues (NIR) represent fees and income derived from sources other than interest-earning assets such as deposit account service charges and consumer investment services. NIR totaled $748.2 million in 2001 compared to $669.5 million in 2000 and $847.6 million in 1999. NIR represented 33.9 percent of total tax equivalent net revenues in 2001 versus 31.7 percent in 2000 and 35.6 percent in 1999.

The increase in NIR during 2001 reflected increases in service charges and other NIR, partially offset by decreases in trust income and consumer investment services income.

The increase in service charges in 2001 was the result of higher treasury management fees. Treasury management, which provides products and services that help business customers manage their cash, grew its fee revenues in 2001 through higher sales to corporate customers. The increase also reflected higher revenue from overdraft fees.

Trust income in 2001 was lower than in 2000 due primarily to lower market-value based fees. Trust fees are mainly based on the market valuation of trust assets, which declined with the broader markets in 2001. As a result of the decline in market value, discretionary trust assets under management were $14.8 billion at the end of 2001, down from $15.6 billion at the end of 2000. Total trust assets were $25.4 billion at December 31, 2001, compared to $26.2 billion in 2000.

The decrease in consumer investment services income reflected the loss of revenue from the sale of IFC at the end of the third quarter of 2000. Excluding the impact of revenue from IFC in 2000, consumer investment services income in 2001 was $95.4 million versus $87.0 million in 2000, a 9.6 percent increase. The growth was the result of a 55.3 percent increase in platform annuity sales compared to 2000. Platform annuity sales represent sales of fixed annuity products by trained and licensed professionals in AmSouth's branches. In 2001, principal platform annuity sales totaled $718.2 million. The growth in annuity sales was partially offset by a decline in income from mutual funds and discount brokerage services.

Other NIR increased due to higher mortgage income, interchange fees, income from bank-owned life insurance (BOLI) and portfolio income. Mortgage income in 2001 was $32.6 million, an increase of $14.6 million versus 2000. Excluding the impact of a $12.7 million impairment charge related to mortgage conduit servicing assets in 2000, mortgage income increased by $1.9 million in 2001. The increase reflected stronger residential mortgage business in 2001, resulting from lower interest rates.

Interchange income increased $6.4 million in 2001 to $56.6 million due to increases in CheckCard and ATM fees. AmSouth now has 1.1 million CheckCards and more than 1,200 ATMs generating interchange fees. The growth in interchange income was directly related to

YIELDS EARNED ON AVERAGE INTEREST-EARNING ASSETS AND RATES PAID ON AVERAGE INTEREST-BEARING LIABILITIES TABLE 2

(Taxable equivalent basis–dollars in thousands)	2001		
	Average Balance	Revenue/ Expense	Yield/ Rate
Assets			
Interest-earning assets:			
Loans net of unearned income	$24,763,798	$2,001,444	8.08%
Available-for-sale securities:			
Taxable	4,204,448	324,128	7.71
Tax-free	86,312	6,725	7.79
Total available-for-sale securities	4,290,760	330,853	7.71
Held-to-maturity securities:			
Taxable	4,077,180	274,209	6.73
Tax-free	343,340	25,422	7.40
Total held-to-maturity securities	4,420,520	299,631	6.78
Total investment securities	8,711,280	630,484	7.24
Trading securities	17,491	379	2.17
Federal funds sold and securities purchased under agreements to resell	927,438	44,431	4.79
Loans held for sale	233,174	17,079	7.32
Other interest-earning assets	112,299	4,414	3.93
Total interest-earning assets	34,765,480	2,698,231	7.76
Cash and other assets	3,738,404		
Allowance for loan losses	(375,904)		
Market valuation on available-for-sale securities	110,413		
	$38,238,393		
Liabilities and Shareholders' Equity			
Interest-bearing liabilities:			
Interest-bearing demand deposits	$ 9,999,114	253,996	2.54
Savings deposits	1,218,198	15,714	1.29
Time deposits	7,508,706	407,071	5.42
Foreign time deposits	321,620	9,813	3.05
Certificates of deposit of $100,000 or more	2,275,440	125,919	5.53
Federal funds purchased and securities sold under agreements to repurchase	2,194,659	72,888	3.32
Other borrowed funds	162,842	8,988	5.52
Long-term Federal Home Loan Bank advances	5,132,404	291,192	5.67
Subordinated debt	877,202	46,611	5.31
Senior notes	99,655	7,088	7.11
Other long-term debt	8,072	376	4.66
Total interest-bearing liabilities	29,797,912	1,239,656	4.16
Net interest spread			3.60%
Noninterest-bearing demand deposits	4,593,103		
Other liabilities	958,130		
Shareholders' equity	2,889,248		
	$38,238,393		
Net interest income/margin on a taxable equivalent basis		1,458,575	4.20%
Taxable equivalent adjustment:			
Loans		42,642	
Available-for-sale securities		4,999	
Held-to-maturity securities		16,050	
Trading securities		-0-	
Total taxable equivalent adjustment		63,691	
Net interest income		$1,394,884	

Note: The taxable equivalent adjustment has been computed based on the statutory federal income tax rate, adjusted for applicable state income taxes net of the related federal tax benefit.
Statement 133 valuation adjustments related to time deposits, certificates of deposit of $100,000 or more, subordinated debt, and senior notes are included in other liabilities.

2000			1999		
Average Balance	Revenue/ Expense	Yield/ Rate	Average Balance	Revenue/ Expense	Yield/ Rate
$25,879,910	$2,277,775	8.80%	$25,471,295	$2,132,983	8.37%
4,882,055	328,612	6.73	7,123,385	459,571	6.45
64,850	4,564	7.04	245,734	16,339	6.65
4,946,905	333,176	6.74	7,369,119	475,910	6.46
6,469,385	444,682	6.87	4,667,059	308,136	6.60
392,970	28,357	7.22	232,797	18,808	8.08
6,862,355	473,039	6.89	4,899,856	326,944	6.67
11,809,260	806,215	6.83	12,268,975	802,854	6.54
31,955	2,122	6.64	67,333	4,203	6.24
417,709	27,455	6.57	124,381	5,694	4.58
168,836	12,582	7.45	179,276	10,148	5.66
107,834	6,966	6.46	51,917	2,343	4.51
38,415,504	3,133,115	8.16	38,163,177	2,958,225	7.75
3,965,595			4,076,897		
(356,006)			(362,410)		
(164,922)			(60,424)		
$41,860,171			$41,817,240		
$ 9,376,473	327,664	3.49	$ 9,269,643	266,155	2.87
1,661,398	37,030	2.23	2,191,546	53,933	2.46
7,760,806	445,713	5.74	7,821,761	402,576	5.15
1,087,636	64,540	5.93	703,421	34,262	4.87
2,778,184	166,224	5.98	2,837,027	146,422	5.16
3,420,781	188,410	5.51	4,051,451	187,946	4.64
1,547,155	96,808	6.26	939,831	47,894	5.10
5,048,876	296,158	5.87	4,290,904	222,036	5.17
885,445	61,194	6.91	881,207	55,321	6.28
91,482	7,088	7.75	101,120	7,458	7.38
6,180	494	7.99	18,986	801	4.22
33,664,416	1,691,323	5.02	33,106,897	1,424,804	4.30
		3.14%			3.45%
4,658,636			4,894,631		
692,132			630,628		
2,844,987			3,185,084		
$41,860,171			$41,817,240		
	1,441,792	3.75%		1,533,421	4.02%
	40,227			4,838	
	3,410			8,411	
	19,052			12,076	
	-0-			152	
	62,689			25,477	
	$1,379,103			$1,507,944	

Loans net of unearned income includes nonaccrual loans for all years presented. Certain noninterest-earning marketable equity securities are not included in available-for-sale securities.

VOLUME AND YIELD/RATE VARIANCES TABLE 3

(Taxable equivalent basis–in thousands)	2001 Compared to 2000 Change Due to			2000 Compared to 1999 Change Due to		
	Volume	Yield/ Rate	Net	Volume	Yield/ Rate	Net
Interest Earned On:						
Loans net of unearned income	$ (95,458)	$(180,873)	$(276,331)	$ 34,639	$110,153	$ 144,792
Available-for-sale securities:						
Taxable	(48,849)	44,365	(4,484)	(150,105)	19,146	(130,959)
Tax-free	1,632	529	2,161	(12,678)	903	(11,775)
Total available-for-sale securities	(47,217)	44,894	(2,323)	(162,783)	20,049	(142,734)
Held-to-maturity securities:						
Taxable	(161,081)	(9,392)	(170,473)	123,419	13,127	136,546
Tax-free	(3,659)	724	(2,935)	11,744	(2,195)	9,549
Total held-to-maturity securities	(164,740)	(8,668)	(173,408)	135,163	10,932	146,095
Total investment securities	(211,957)	36,226	(175,731)	(27,620)	30,981	3,361
Trading securities	(700)	(1,043)	(1,743)	(2,334)	253	(2,081)
Federal funds sold and securities purchased under agreements to resell	26,071	(9,095)	16,976	18,367	3,394	21,761
Loans held for sale	4,716	(219)	4,497	(620)	3,054	2,434
Other interest-earning assets	278	(2,830)	(2,552)	3,151	1,472	4,623
Total interest-earning assets	(277,050)	(157,834)	(434,884)	25,583	149,307	174,890
Interest Paid On:						
Interest-bearing demand deposits	20,595	(94,263)	(73,668)	3,101	58,408	61,509
Savings deposits	(8,265)	(13,051)	(21,316)	(12,160)	(4,743)	(16,903)
Time deposits	(14,181)	(24,461)	(38,642)	(3,160)	46,297	43,137
Foreign time deposits	(32,387)	(22,340)	(54,727)	21,633	8,645	30,278
Certificates of deposit of $100,000 or more	(28,485)	(11,820)	(40,305)	(3,093)	22,895	19,802
Federal funds purchased and securities sold under agreements to repurchase	(54,811)	(60,711)	(115,522)	(31,744)	32,208	464
Other borrowed funds	(77,596)	(10,224)	(87,820)	36,163	12,751	48,914
Long-term Federal Home Loan Bank advances	4,846	(9,812)	(4,966)	42,206	31,916	74,122
Subordinated debt	(565)	(14,018)	(14,583)	267	5,606	5,873
Senior notes	606	(606)	-0-	(735)	365	(370)
Other long-term debt	124	(242)	(118)	(748)	441	(307)
Total interest-bearing liabilities	(190,119)	(261,548)	(451,667)	51,730	214,789	266,519
Net interest income on a taxable equivalent basis	$ (86,931)	$ 103,714	16,783	$ (26,147)	$ (65,482)	(91,629)
Add taxable equivalent adjustment			(1,002)			(37,212)
Net interest income			$ 15,781			$(128,841)

Notes:

1. The change in interest not due solely to volume or yield/rate has been allocated to the volume column and yield/rate column in proportion to the relationship of the absolute dollar amounts of the change in each.

2. The computation of the taxable equivalent adjustment is based on the statutory federal income tax rate, adjusted for applicable state income taxes net of the related federal tax benefit.

3. Certain noninterest-earning marketable equity securities are not included in available-for-sale securities.

4. Statement 133 valuation adjustments related to time deposits, certificates of deposit of $100,000 or more, subordinated debt, and senior notes are not included in the analysis above.

higher sales of convenience services through AmSouth's strategic initiative to aggressively grow Consumer Banking.

Income from BOLI increased $5.1 million in 2001 to $53.8 million. The increase reflected normal increases in cash surrender value on policies purchased in prior years compared to 2000 and higher benefit payments received during 2001.

Portfolio income in 2001 was $13.2 million compared to $105.3 million of losses in 2000. The losses in 2000 included $105.6 million of loss resulting from management's decision to sell $4.0 billion of AFS securities as part of AmSouth's financial restructuring in 2000. Portfolio losses in 2000 also reflected a $12.1 million writedown of interest-only strips related to mortgage conduit loan sales.

The increase in other NIR in 2001 also reflected other charges taken by AmSouth in 2000 related to its financial restructuring. These charges included $23.4 million of losses on the sale of Medicare-dependent loans included in assets held for accelerated disposition and an $18.5 million dealer securitization loss.

The decrease in NIR in 2000 versus 1999 was the result of a decrease in service charges on deposits, impairment charges on retained interests on mortgage conduit sales and charges recorded against NIR associated with AmSouth's financial restructuring. These decreases were offset by increases in trust, interchange and BOLI income.

The decrease in service charges reflected the popularity of AmSouth's free checking product promotions during 2000. The increase in trust income in 2000 reflected growth in AmSouth's wealth management business, new employee benefit plan administration business and an increase in the fees charged for services. The increase in interchange income in 2000 was due to higher ATM and CheckCard fees while the increase in BOLI income resulted from normal increases in cash surrender value on outstanding policies.

In 2002, management expects modest NIR growth, occurring in core NIR categories. This expectation is based on a recovery in the economy in 2002 and the success of AmSouth's strategic initiatives. Further deterioration in the economy, or prolonged weakness, as well as management's failure to meet its revenue growth objectives could cause NIR to differ from current expectations.

Each of the major categories of NIR from 1997 through 2001 is shown in Table 4.

Noninterest Expenses In 2001, noninterest expenses (NIE) totaled $1.2 billion. The decrease compared to 2000 reflected the elimination of $109.5 million of operating expenses related to IFC and $110.2 million of merger-related costs incurred in 2000. Excluding these items, NIE increased $38.6 million or 3.4 percent.

NONINTEREST REVENUES AND NONINTEREST EXPENSES TABLE 4

	Years Ended December 31				
(Dollars in thousands)	**2001**	2000	1999	1998	1997
Noninterest Revenues:					
Service charges on deposit accounts	**$ 258,089**	$ 229,383	$ 233,045	$ 234,849	$ 216,085
Consumer investment services income	**95,387**	199,270	213,292	183,831	149,205
Trust income	**112,078**	114,353	109,223	109,453	102,506
Other noninterest revenues	**282,668**	126,488	292,000	271,721	190,928
	$ 748,222	$ 669,494	$ 847,560	$ 799,854	$ 658,724
Noninterest Expenses:					
Salaries and employee benefits	**$ 594,450**	$ 583,794	$ 612,687	$ 596,050	$ 572,903
Equipment expense	**122,621**	121,798	135,590	123,480	113,716
Net occupancy expense	**113,174**	114,783	111,432	106,497	103,698
Subscribers' commissions	**-0-**	82,618	99,588	89,918	70,785
Merger-related costs	**-0-**	110,178	301,415	121,725	-0-
Other noninterest expenses	**355,149**	353,264	387,795	368,602	360,573
	$1,185,394	$1,366,435	$1,648,507	$1,406,272	$1,221,675

Personnel costs in 2001 increased $10.7 million or 1.8 percent compared to 2000. The higher personnel costs were primarily due to increases in benefit expenses and merit increases, partially offset by a reduction in the number of personnel, realized from the First American merger integration during 2000. The increase in employee benefits in 2001 was due to higher medical insurance and pension costs.

Net occupancy expense decreased $1.6 million in 2001 due to the impact of a full year of savings from the consolidation of office and branch space associated with the First American merger.

Other NIE increased $1.9 million in 2001 due primarily to higher professional fees associated with revenue generating projects and enhancements to collection activities. This increase was partially offset by lower marketing, amortization, communications, and postage and supplies expenses in 2001 compared to 2000.

NIE in 2000 decreased by $282.1 million compared to 1999 expenses. This decrease reflected a $191.2 million decrease in merger-related costs as well as decreases across most major expense categories due to cost savings from the First American merger. In addition, the decrease in NIE during 2000 reflected a reduction of operating expenses associated with IFC which was sold by AmSouth at the end of third quarter of 2000. The cost savings from the First American merger and the sale of IFC included a reduction in the number of employees resulting in lower salaries and employee benefits. Merger savings in 2000 also included the elimination of certain duplicate technology and equipment which reduced equipment costs. The decrease in equipment cost also reflected higher than normal cost incurred during 1999 to ensure equipment and operating systems were Year 2000 compliant. Other decreases associated with the First American merger savings or the sale of IFC included subscribers' commissions and other NIE.

Management currently expects modest expense growth in 2002 primarily related to AmSouth's strategic growth initiatives. The magnitude of any expense growth is dependent on management's ability to maintain cost control across all categories of NIE.

Another component of AmSouth's NIE is the expense associated with the amortization of intangibles such as goodwill. Effective January 1, 2002, AmSouth adopted Statement of Financial Accounting Standards No. 142 which requires that goodwill and other intangible assets with indefinite useful lives be tested for impairment annually and adjustments made accordingly. Previously, such assets were simply amortized to expense on a straight-line basis over periods ranging from ten to twenty-five years. This change in accounting method is expected to result in a reduction of NIE of approximately $29 million in 2002 compared to 2001. AmSouth has a relatively low amount of unamortized goodwill relative to total assets, with $288.4 million as of December 31, 2001, and $18.7 million in deposit and other identifiable intangible assets. See "Recent Accounting Pronouncements" in Note 1, "Summary of Significant Accounting Policies," for a further discussion.

Also, a number of proposals have been made in the last year by the Federal Deposit Insurance Corporation (FDIC), members of Congress and others that would make changes to the FDIC's deposit insurance system and could impact NIE in future years by changing the amount that AmSouth pays for deposit insurance. We cannot predict whether and in what form such changes might be adopted and their possible effect on AmSouth.

Each of the major categories of NIE from 1997 through 2001 is shown in Table 4.

EFFICIENCY RATIO



59.2%
62.0%
69.2%
64.7%
53.7%
97
98
99
00
01

Income Taxes AmSouth's income tax expense was $234.3 million in 2001, $125.4 million in 2000 and $200.9 million in 1999. Income tax expense for each year fluctuated based on pre-tax income. The effective tax rate for 2001 was 30.4 percent compared to 27.6 percent in 2000 and 37.1 percent in 1999. The higher effective tax rate for 2001 primarily reflected the higher level of book income for the year. The lower effective tax rate in 2000 reflected the restructuring of a portion of AmSouth's lease portfolio in 2000 which lowered the effective tax rate on income from leases. In addition, the lower effective tax rate reflected a decrease in nondeductible acquisition costs in 2000 and the increase in the cash surrender value of BOLI as compared to 1999.

SECURITIES TABLE 5

(In millions)	December 31 2001	2000	1999
Trading securities	$ 13	$ 12	$ 52
Available-for-sale securities:			
U.S. Treasury and federal agency securities	3,846	1,304	5,135
Other securities	895	538	756
State, county and municipal securities	89	67	74
	4,830	1,909	5,965
Held-to-maturity securities:			
U.S. Treasury and federal agency securities	2,540	4,798	5,284
Other securities	1,120	1,465	1,390
State, county and municipal securities	342	387	377
	4,002	6,650	7,051
	$8,845	$8,571	$13,068

Details of the deferred tax assets and liabilities are included in Note 20 of the Notes to Consolidated Financial Statements.

BALANCE SHEET ANALYSIS

At December 31, 2001, AmSouth reported total assets of $38.6 billion compared to $38.9 billion at the end of 2000. Average total assets were $38.2 billion in 2001, down $3.6 billion compared to 2000, principally reflecting the sale of loans and securities totaling $5.1 billion as part of the financial restructuring in 2000.

Interest-Earning Assets In banking, the predominant interest-earning assets are loans and investment securities. The proportion of interest-earning assets to total assets measures the effectiveness of management's efforts to invest available funds into the most profitable interest-earning assets. In 2001, interest-earning assets were 90.9 percent of total average assets compared to 91.8 in 2000. The categories which comprise interest-earning assets are shown in Table 1.

Securities AmSouth classifies its debt and equity securities as either held-to-maturity (HTM), AFS or trading securities. Securities are classified as HTM and carried at amortized cost only if AmSouth has the positive intent and ability to hold those securities to maturity. If not classified as HTM, such securities are classified as trading securities or AFS securities. Trading securities are carried at market value with unrealized gains and losses included in other NIR. AFS securities are also carried at market value with unrealized gains or losses, net of deferred taxes, reported in accumulated other comprehensive income within shareholders' equity.

At December 31, 2001, AFS securities totaled $4.8 billion and represented 54.6 percent of the total securities portfolio compared to $1.9 billion or 22.3 percent in AFS securities at the end of 2000. The increase in 2001 was the result of a transfer from HTM to AFS of approximately $2.1 billion of debt securities, primarily federal agency mortgage-backed securities, in conjunction with AmSouth's adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and for Hedging Activities" (Statement 133). In conjunction with this transfer, AmSouth recorded an after-tax increase to other comprehensive income of $26.6 million to reflect the fair market value of the securities transferred on January 1, 2001. See Note 1 of the Notes to Consolidated Financial Statements for further discussion of the transfer.

The securities at year-end 2001 consisted of U.S. Treasury and federal agency securities, variable and fixed rate mortgage-backed securities, state and municipal securities, other private asset-backed securities, and equities. The average life of the portfolio is estimated to be 3.9 years with a duration of approximately 3.0 years. Total net realized gains of $11.2 million from the sale of AFS securities were included in other NIR in 2001, compared to $95.3 million of net realized losses in 2000. Included in 2000 were losses totaling $105.6 million on the sale of $4.0 billion of securities associated with the comprehensive financial restructuring. Unrealized gains on the AFS portfolio of $63.9 million and $7.1 million were included in other comprehensive income within shareholders' equity at December 31, 2001 and 2000, respectively. In addition, $57.5 million and $114.6 million of unrealized losses, net of deferred taxes, associated with the transfer of AFS securities to the HTM portfolio in 1999 remained in other comprehensive income at year-end 2001 and 2000, respectively.

HTM securities were $4.0 billion at the end of 2001 compared to $6.7 billion at year-end 2000. As described above, this decrease reflected the transfer of HTM securities to AFS on January 1, 2001. Securities classified as HTM at the end of 2001 consisted primarily of collateralized mortgage obligations, U.S. Treasury and federal agency securities, mortgage-backed securities, and state, county and municipal obligations. The average life of these securities is estimated to be 4.5 years with a duration of 3.1 years. At December 31, 2001, the HTM portfolio had net unrealized gains, before taxes, of $68.5 million.

AmSouth's policy requires all securities purchased for the securities portfolio, except state, county and local municipal obligations, to be rated investment grade or better. Securities backed by the U.S. Government and its agencies, both on a direct and indirect basis, represented approximately 77 percent of the investment portfolio at December 31, 2001. Approximately 95 percent of state, county and local municipal

AVAILABLE-FOR-SALE SECURITIES AND HELD-TO-MATURITY SECURITIES RELATIVE CONTRACTUAL MATURITIES AND WEIGHTED AVERAGE YIELDS TABLE 6

	Due Within One Year		Due After One but Within Five Years		Due After Five but Within Ten Years		Due After Ten Years	
(Taxable equivalent basis–dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available-For-Sale Securities:								
U.S. Treasury and federal agency securities	$14,842	4.26%	$51,737	5.62%	$411,606	6.66%	$3,308,245	6.54%
State, county and municipal obligations	7,687	8.11	18,299	8.10	39,479	7.49	21,481	7.07
Other securities	63,417	3.58	17,066	14.68	7,019	7.25	419,227	6.54
	$85,946	4.10%	$87,102	7.92%	$458,104	6.74%	$3,748,953	6.54%
Taxable equivalent adjustment for calculation of yield	$ 207		$ 492		$ 938		$ 246	
Held-To-Maturity Securities:								
U.S. Treasury and federal agency securities	$35,868	6.87%	$ 7,756	5.75%	$147,215	6.45%	$2,348,881	6.21%
State, county and municipal obligations	802	6.99	4,390	6.97	47,167	6.66	289,876	6.57
Other securities	300	7.13	600	6.33	3,033	6.77	1,116,586	6.60
	$36,970	6.87%	$12,746	6.20%	$197,415	6.51%	$3,755,343	6.36%
Taxable equivalent adjustment for calculation of yield	$ 20		$ 107		$ 877		$ 5,384	

Notes:

1. The weighted average yields are computed by dividing the taxable equivalent interest income by the amortized cost of the appropriate securities. The taxable equivalent interest income has been computed based on the statutory federal income tax rate and does not give effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets.
2. The amount of available-for-sale securities indicated as maturing after five but within ten years includes $383 million of mortgage-backed securities, and those indicated as maturing after ten years includes $3.6 billion of mortgage-backed securities. Although these securities have stated long-term final maturities, according to the mortgage industry standards, the estimated weighted average remaining life of these securities held in AmSouth's investment portfolio is approximately 3.8 years.
3. The amount of held-to-maturity securities indicated as maturing after five but within ten years includes $120 million of mortgage-backed securities, and those indicated as maturing after ten years includes $3.3 billion of mortgage-backed securities. Although these securities have stated long-term final maturities, according to mortgage industry standards, the estimated weighted average remaining life of these securities held in AmSouth's investment portfolio is approximately 3.8 years.
4. Federal Reserve Bank stock, Federal Home Loan Bank stock, and equity stock of other corporations held by AmSouth are not included in the above table. In addition, $9,254,000 of interest-only strips associated with loan conduit sales were excluded from the table above. Approximately $1.3 million of interest-only strips are expected to mature in one year with the remaining $8.0 million expected to mature after one but within five years.

securities at year-end 2001 were rated either single A or above by the rating agencies or were escrowed in U.S. Treasury obligations.

Management anticipates that investment securities will decline somewhat in 2002 from ending 2001 levels as a result of its plan to continue shifting interest-earning assets away from fixed-rate assets, into variable rate loans. Balances will fluctuate mainly based on loan funding needs and liquidity levels.

Loans Loans are the single largest category of interest-earning assets at AmSouth and produce the highest level of revenues. At December 31, 2001, loans, net of unearned income, totaled $25.1 billion, an increase of 2.1 percent from the $24.6 billion reported at the end of 2000.

Growth in the loan portfolio in 2001 was the result of growth among consumer loans, offset by a decrease in commercial and commercial real estate loans. The increase in consumer loans reflected higher demand for residential first mortgages and equity loans and lines of credit, primarily due to the lower interest rate environment in 2001, and AmSouth's plan to aggressively grow Consumer Banking. The increase in consumer loans was also indicative of a reduction in the level of loan sales and securitizations in 2001 versus 2000. Consumer loans totaling $1.6 billion were sold in 2001 versus $3.8 billion of loan sales and securitizations in 2000. The reduction in loan sales and securitizations reflected management's strategy to deploy excess liquidity into higher yielding interest-earning assets.

On a managed basis, total loans were $29.4 billion at the end of 2001, a decrease of $1.4 billion or 4.4 percent compared to the end of 2000. Managed loans represent loans on the balance sheet plus loans that have been securitized or sold, but where AmSouth continues to service the loans and manage the customer relationships. On a managed basis, the decrease was primarily the result of a reduction in the on-balance sheet commercial loan portfolio. Managed consumer loans remained relatively stable at $15.1 billion as of December 31, 2001 versus $15.0 billion at December 31, 2000. Within the managed consumer loan portfolio, managed dealer indirect automobile loans and managed residential mortgages decreased $309 million and $273 million, respectively, versus the prior year-end. This decrease was offset by growth in the equity loan and line portfolio, as discussed below. See additional discussion of third-party conduit loan sales in the section of this report entitled "Liquidity."

The loan portfolio at AmSouth includes four main components: commercial loans, commercial real estate loans, consumer loans, and, within the consumer loan category, residential first mortgage loans. At

TOTAL LOANS


(In billions)
$24.4
$24.8
$24.4
$26.3
$26.3
$29.4
$24.6
$30.7
$25.1
$29.4
97
98
99
00
01
MANAGED LOANS
BALANCE SHEET LOANS

the end of 2001, commercial loans represented 34 percent of the total portfolio, commercial real estate loans were 18 percent, while consumer loans, excluding residential first mortgages, were 41 percent and residential first mortgages represented 7 percent. This compared with 37 percent, 20 percent, 38 percent, and 5 percent at the end of 2000 for commercial loans, commercial real estate loans, consumer loans, and residential first mortgages, respectively.

Total commercial loans were $8.6 billion at the end of 2001 compared to $9.1 billion at year-end 2000. In 2001, the level of commercial loans declined 5.6 percent due to AmSouth's strategy to exit a substantial portion of its syndicated commercial loan portfolio. This strategy resulted in a $655 million decrease in syndicated loans bringing that portion of the commercial loan portfolio down to $773 million, a reduction of 46 percent since the end of 2000. A reduction in capital spending by corporate customers also contributed to the decrease in commercial loans as well as AmSouth's application of more selective pricing standards.

These decreases were partially offset by an increase in commercial leases. Commercial leases included in the commercial loan category were $1.6 billion at December 31, 2001 versus $1.3 billion at December 31, 2000. Included in this amount was approximately $1.3 billion of leveraged leases at December 31, 2001 compared to $1.0 billion at the end of 2000. The increase in the lease portfolio reflected the success of AmSouth's strategy to be a leader among banks in the leasing business.

Management expects commercial loans to continue declining in 2002, albeit at a slower pace, as AmSouth continues to reduce its exposure to syndicated loans.

Commercial real estate loans are composed of two primary categories: commercial real estate mortgages and real estate construction loans.

The decrease in the commercial real estate portfolio in 2001 reflected fewer construction project financing opportunities due to the slowdown in the economy and a higher level of refinance activity resulting from lower interest rates.

Substantially all of AmSouth's commercial real estate portfolio is made up of loans to finance local home builders within AmSouth's markets; loans for construction projects that have been presold, preleased or otherwise have secured permanent financing; and loans to real estate companies that have significant equity invested in each project and offer substantive and meaningful guarantees.

Management anticipates a relatively stable balance of commercial real estate loans during 2002, compared to 2001, as loans that pay off are replaced during the year. Fulfillment of this strategy is based, in part, on a recovery in construction projects during 2002 in AmSouth's markets.

LOAN PORTFOLIO DISTRIBUTION


2001
CONSUMER 41%
COMMERCIAL REAL ESTATE 18%
RESIDENTIAL 7%
COMMERCIAL 34%


2000
CONSUMER 38%
COMMERCIAL REAL ESTATE 20%
RESIDENTIAL 5%
COMMERCIAL 37%

MAJOR LOAN CATEGORIES TABLE 7

	December 31				
(In millions)	**2001**	2000	1999	1998	1997
Commercial:					
Commercial and industrial	**$ 6,891**	$ 7,313	$ 7,967	$ 7,943	$ 7,653
Commercial loans secured by real estate	**1,682**	1,765	2,036	1,833	2,496
Total commercial	**8,573**	9,078	10,003	9,776	10,149
Commercial real estate:					
Commercial real estate mortgages	**2,137**	2,323	2,295	2,221	1,465
Real estate construction	**2,365**	2,517	2,417	1,800	1,321
Total commercial real estate	**4,502**	4,840	4,712	4,021	2,786
Consumer:					
Residential first mortgages	**1,666**	1,358	1,701	2,306	3,482
Equity loans and lines	**5,404**	4,656	3,874	3,346	3,378
Dealer indirect	**3,382**	2,990	4,149	2,909	1,883
Revolving credit	**520**	505	489	477	682
Other consumer	**1,077**	1,189	1,339	1,610	2,055
Total consumer	**12,049**	10,698	11,552	10,648	11,480
Total loans net of unearned income	**$25,124**	$24,616	$26,267	$24,445	$24,415

SELECTED LOAN MATURITIES AND SENSITIVITY TO CHANGE IN INTEREST RATES TABLE 8

(In millions)	Due in One Year or Less	Due After One but Within Five Years			Due After Five Years			
		Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total	Total
Commercial and industrial	$1,953	$1,684	$2,645	$4,329	$1,952	$339	$2,291	$ 8,573
Commercial real estate mortgages	520	507	639	1,146	303	168	471	2,137
Real estate construction	990	258	687	945	321	109	430	2,365
Total	$3,463	$2,449	$3,971	$6,420	$2,576	$616	$3,192	$13,075

The major categories of consumer loans include residential first mortgage loans, home equity loans and lines of credit, dealer indirect loans, revolving credit, and other direct consumer loans. AmSouth's consumer lending programs produced solid growth in 2001.

Residential first mortgages grew during 2001 as consumers took advantage of low interest rates to purchase new homes or refinance existing mortgages. The high volume of refinance activity, somewhat offset the growth in the residential mortgage portfolio. On a managed basis, residential first mortgages totaled $3.7 billion, a decrease of $273 million during 2001. The decrease in the managed portfolio reflected higher prepayments due to increased refinance activity.

Home equity loans and lines of credit experienced strong growth in all of AmSouth's markets during 2001. New home equity commitments totaled $4.2 billion in 2001 and represented a record year of new home equity production. The catalyst for the growth was AmSouth's strategic initiative to aggressively grow Consumer Banking and its emphasis on selling home equity lines of credit through the branches. The increase in new commitments was partially offset by an increase in payoffs of existing home equity loans and lines as customers refinanced their mortgages as interest rates dropped during the year.

Dealer indirect loans consisted primarily of loans made to individuals to finance the purchase of new and used automobiles. During 2001, dealer indirect loans on the balance sheet increased, reflecting management's decision to not securitize or sell any of its dealer indirect portfolio during 2001. On a managed basis, which includes loans securitized and loans sold to conduits, dealer indirect loans as of December 31, 2001, decreased $308.6 million, or 6.6 percent compared to 2000. The decline in managed dealer loans reflected the decision by management to close its out-of-market automobile loan sales offices in 2000.

Management anticipates that in 2002 consumer loans will grow, provided the economy recovers, consumer borrowing patterns improve and AmSouth's strategic initiative to aggressively grow Consumer Banking continues to be successful.

Deposits Deposits are AmSouth's primary source of funding, and their cost is the largest category of interest expense. There are five principal categories of deposits: noninterest-bearing demand, interest-bearing demand and money market, savings, time and certificates of deposit of $100,000 or more. See Table 9 for the detailed amounts.

Total average deposits in 2001 were $25.9 billion, a decline of $1.4 billion or 5.1 percent. Management's plan to reduce reliance on higher cost funding sources resulted in a substantial decrease in higher cost time deposits during 2001. However, much of the decline in time deposits was offset by growth in low-cost deposits as a result of AmSouth's initiatives to aggressively market its low-cost deposit products.

Growth in low-cost deposits, which include noninterest checking, interest checking, money market and savings deposits, continues to be a key element of AmSouth's strategic initiative to aggressively grow Consumer Banking. Among low-cost deposit categories, interest-bearing demand and money market deposits increased $622.6 million or 6.6 percent. Much of the growth stems from consumer household growth and increasing the cross-sell ratio, or the number of products sold to each household. During 2001, consumer-checking households grew to 973 thousand, a 3.7 percent increase compared to 2000, and the cross-sell ratio increased 10 percent to 4.40 products per household.

The growth in these categories was partially offset by decreases in noninterest-bearing checking and savings deposits. Noninterest checking deposits fluctuate from period to period based on consumer activity, while the decrease in savings deposits reflected a growing

AVERAGE DEPOSITS TABLE 9

(In thousands)	2001	December 31 2000	1999
Noninterest-bearing demand	**$ 4,593,103**	$ 4,658,636	$ 4,894,631
Interest-bearing demand and money market	**9,999,114**	9,376,473	9,269,643
Savings	**1,218,198**	1,661,398	2,191,546
Time:			
Retail	**5,907,955**	6,142,485	6,203,375
Individual retirement accounts	**1,353,861**	1,411,165	1,541,838
Other	**246,890**	207,156	76,548
Total time	**7,508,706**	7,760,806	7,821,761
Foreign time	**321,620**	1,087,636	703,421
Certificates of deposit of $100,000 or more	**2,275,440**	2,778,184	2,837,027
	$25,916,181	$27,323,133	$27,718,029

trend toward interest checking, money market and other low-cost, interest-bearing deposit products.

Time deposits were lower in 2001, as a result of management's decision in 2000 to reduce reliance on higher cost sources of funding by allowing time deposits to decline. The declining interest rate environment also contributed to the decline in core time deposits. Time deposits maturing in 2001 either renewed at substantially lower rates, migrated to low-cost deposit categories, or moved into alternative financial products offered by AmSouth such as fixed annuities.

Foreign time deposits and certificates of deposit of $100,000 or more also declined in 2001. These deposits, for the most part, are competitively bid and fluctuate based on the average level of interest rates and management's determination of the need for such deposits from time to time. During 2001, AmSouth allowed these deposits to mature without replacement due to the excess liquidity resulting from the financial restructuring during the third quarter of 2000.

AmSouth expects deposit growth to continue in 2002, provided consumer demand for insured deposit products is stable, AmSouth's strategic initiatives to grow business banking and other consumer banking products are successful, and AmSouth is able to offer competitive products and prices in each of its markets.

Other Interest-Bearing Liabilities Other interest-bearing liabilities include all interest-bearing liabilities except deposits. Included in this category are short-term borrowings such as federal funds purchased and securities sold under agreements to repurchase (repurchase agreements) and other borrowed funds. Average other borrowed funds, which include master notes, short-term Federal Home Loan Bank (FHLB) advances, term federal fund purchases, bank notes, and treasury, tax and loan notes, decreased in 2001 to $163 million versus $1.5 billion in 2000, a decrease of 89.5 percent. AmSouth began reducing its short-term borrowings in the fourth quarter of 2000 with funds received from the sale of securities and loans as part of its third-quarter

MATURITY OF TIME DEPOSITS OF $100,000 OR MORE TABLE 10

(In thousands)	2001	December 31 2000	1999
Three months or less	**$ 633,746**	$ 635,263	$1,329,618
Over three through six months	**622,409**	454,478	493,883
Over six through twelve months	**507,886**	918,331	533,104
Over twelve months	**473,820**	741,904	603,530
	$2,237,861	$2,749,976	$2,960,135

financial restructuring. AmSouth continued to lower borrowings in 2001, reducing its reliance on short-term borrowing as a funding source.

Average federal funds purchased and repurchase agreements were $2.2 billion in 2001, a 35.8 percent decrease from $3.4 billion in 2000. At December 31, 2001, 2000 and 1999, federal funds purchased and repurchase agreements totaled $2.1 billion, $2.3 billion and $4.1 billion, respectively, with weighted-average interest rates of 1.20 percent, 5.37 percent and 4.57 percent, respectively. The maximum amount outstanding at any month end during each of the last three years was $2.4 billion, $4.5 billion and $4.8 billion, respectively. The average daily balance and average interest rates for each year are presented in Table 2.

Long-term debt consisted of long-term FHLB advances, subordinated notes and debentures, and various long-term notes payable. Average long-term debt outstanding in 2001 increased $85.4 million due to an increase in FHLB advances. These funds were utilized to match the maturities of the assets being funded.

Shareholders' Equity Shareholders' equity increased $141.7 million during 2001 due to the retention of net income, issuance of common stock under various stock-based employee benefits plans and the dividend reinvestment plan, and an $87.4 million increase in unrealized gains on available-for-sale securities as a result of improved market values in the available-for-sale portion of the investment portfolio and the transfer of HTM securities to AFS resulting in a $26.6 million increase in other comprehensive income at January 1, 2001. Other comprehensive income also included $18.6 million at December 31, 2001, associated with interest rate swap cash flow hedges in accordance with Statement 133. These items were partially offset by cash dividends declared of $316.1 million and the purchase of 14.6 million shares of AmSouth common stock for $262.0 million to provide shares for employee benefit plans, dividend reinvestment and other corporate purposes. Information on prior years may be found in the Consolidated Statement of Shareholders' Equity.

AmSouth maintains a capital and dividend policy based on industry standards, regulatory requirements, perceived risk of the various lines

CAPITAL RATIOS TABLE 11

	December 31	
(Dollars in thousands)	**2001**	2000
Risk-Based Capital:		
Shareholders' equity	**$ 2,955,099**	$ 2,813,407
Less unrealized (gains)/losses on available-for-sale securities	**(6,432)**	107,550
Less accumulated net gains on cash flow hedges	**(18,569)**	-0-
Intangible assets	**(306,799)**	(340,195)
Other adjustments	**(943)**	(4,091)
Tier I capital	**2,622,356**	2,576,671
Adjusted allowance for loan losses	**374,300**	380,434
Qualifying long-term debt	**724,349**	773,981
Tier II capital	**1,098,649**	1,154,415
Total capital	**$ 3,721,005**	$ 3,731,086
Risk-adjusted assets	**$33,965,578**	$33,655,620
Capital Ratios:		
Tier I capital to total risk-adjusted assets	**7.72%**	7.66%
Total capital to total risk-adjusted assets	**10.96**	11.09
Leverage	**6.98**	6.72
Ending equity to assets	**7.66**	7.23
Ending tangible equity to assets	**6.92**	6.41

of business, and future growth opportunities. At least annually, management reevaluates the policy and presents its findings to the Board of Directors to ensure that the policy continues to support corporate objectives and is consistent with the regulatory environment and changes in market conditions.

At December 31, 2001, AmSouth met or exceeded all of the minimum capital standards for the parent company and its banking subsidiary as established by regulatory requirements and AmSouth's capital policy. Refer to Table 11 and Notes 15 and 18 of the Notes to Consolidated Financial Statements for specific information.

RISK MANAGEMENT

Risk identification and management are key elements in the overall management of AmSouth. Management believes the primary risk exposures are interest rate, liquidity, credit, operating, and legal risk. Interest rate risk is the risk to NII represented by the impact of higher or lower interest rates. Liquidity risk is the possibility that AmSouth will not be able to fund present and future obligations, and credit risk represents the possibility that borrowers may not be able to repay loans. Operating risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Legal risk represents the risk of legal proceedings against AmSouth that arise in the ordinary course of AmSouth's business.

External factors beyond management's control may from time to time result in losses despite risk management efforts. Management follows a formal policy to evaluate and document the key risks facing each line of business, how those risks can be controlled or mitigated, and how management monitors the controls to ensure that they are effective. AmSouth's Internal Audit Division performs on-going independent reviews of the risk management process and assures the adequacy of documentation. The results of these reviews are reported regularly to the Audit and Community Responsibility Committee of the Board of Directors.

Some of the more significant processes used to manage and control interest rate, liquidity and credit risks are described in the following paragraphs.

Asset and Liability Management AmSouth maintains a formal asset and liability management process to quantify, monitor and control interest rate risk and to assist management in maintaining stability in the NIM under varying interest rate environments. This is accomplished through the development and implementation of lending, funding, pricing and hedging strategies designed to maximize net interest income performance under varying interest rate environments subject to specific liquidity and interest rate risk guidelines.

Interest Rate Risk AmSouth uses a number of measures to monitor and manage interest rate risk. An earnings simulation model is the primary tool used to assess the direction and magnitude of the changes in NII caused by changes in interest rates. Key assumptions in the model include prepayment speeds on mortgage-related assets; cash flows and maturities of derivatives and other financial instruments held for purposes other than trading; changes in market conditions, loan volumes and pricing; deposit sensitivity; customer preferences; and management's financial and capital plans. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate NII or precisely predict the impact of higher or lower interest rates on NII, but it can indicate the likely direction of change. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management's strategies, among other factors.

Based on the results of the simulation model as of December 31, 2001, NII would increase $3.3 million or 0.2 percent if interest rates gradually increased from then-current rates by 100 basis points over a 12-month period and would be unchanged if interest rates gradually decreased under the same scenario. This level of interest rate risk is well within AmSouth's policy guidelines. Current policy states that NII should not fluctuate more than 2.5 percent in the event that interest rates gradually increase or decrease 100 basis points over a period of 12 months. As of December 31, 2000, the simulation model indicated that NII would decrease $2.0 million or 0.1 percent if interest rates gradually increased from then-current rates by 100 basis points over a 12-month period and would be unchanged if interest rates gradually decreased under the same scenario.

In 2000, AmSouth reduced its interest sensitivity compared to prior years, primarily a result of the financial restructuring initiated in the third quarter of 2000. As part of the financial restructuring, AmSouth sold $4.0 billion of low-yielding, fixed-rate investment securities and securitized and sold approximately $1.0 billion of low-yielding, fixed-rate automobile loans. These fixed-rate assets were primarily funded by floating-rate overnight and other short-term borrowings. This action, combined with the mix shift which occurred on the balance sheet in 2001 has significantly reduced the impact of interest rate fluctuations on NII.

INTEREST RATE SWAPS, CAPS AND FLOORS TABLE 12

(In millions)	Receive Fixed Rate Swaps	Pay Fixed Rate Swaps	Forward Swaps Pay Fixed	Total
Balance at January 1, 1999	$1,504	$ 505	$ 2,050	$ 4,059
Additions	2,389	-0-	800	3,189
Maturities	(125)	(1)	-0-	(126)
Calls	(450)	-0-	-0-	(450)
Terminations	-0-	(504)	(2,850)	(3,354)
Balance at December 31, 1999	3,318	-0-	-0-	3,318
Additions	818	-0-	-0-	818
Maturities	(259)	-0-	-0-	(259)
Calls	(850)	-0-	-0-	(850)
Terminations	(360)	-0-	-0-	(360)
Balance at December 31, 2000	**2,667**	**-0-**	**-0-**	**2,667**
Additions	**-0-**	**-0-**	**-0-**	**-0-**
Maturities	**(299)**	**-0-**	**-0-**	**(299)**
Calls	**(307)**	**-0-**	**-0-**	**(307)**
Terminations	**-0-**	**-0-**	**-0-**	**-0-**
Balance at December 31, 2001	**$2,061**	**$ -0-**	**$ -0-**	**$ 2,061**

In 2001, management continued to take actions to sustain its low interest rate sensitivity. The level of variable rate loans on the balance sheet increased substantially while fixed rate interest-earning assets declined. High-cost consumer deposits declined $2.3 billion while low-cost deposits grew $1.3 billion, maturities of purchased funds were extended and "receive fixed/pay floating" interest rate swaps totaling $606 million matured or were called.

In addition to efforts to reduce interest rate sensitivity, management, in 2000, began expanding the interest rate sensitivity modeling to include different and more extreme interest rate scenarios such as those experienced in 1999, 2000 and 2001. In addition, variations in other key assumptions, such as loan and deposit volume and pricing, are also regularly stress-tested in net interest income risk modeling.

AmSouth uses various derivative financial instruments to assist in managing interest rate risk. AmSouth had interest rate swaps as of December 31, 2001, in the notional amount of $2.1 billion. Of these swaps, $725 million of notional value was used to hedge the cash flow of variable-rate commercial loans. The remaining $1.3 billion of notional value of swaps was used to hedge the fair value of fixed-rate consumer certificates of deposit and corporate and bank debt.

At January 1, 2001, AmSouth adopted Statement 133, which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires the recognition of all derivative

MATURITIES AND INTEREST RATES EXCHANGED ON SWAPS TABLE 13

	Mature During						
(Dollars in millions)	2002	2003	2004	2005	2008	2009	Total
Receive Fixed Swaps:							
Notional amount	$971	$290	$300	$150	$175	$175	$2,061
Receive rate	6.62%	6.34%	6.23%	6.25%	6.13%	6.22%	6.42%
Pay rate	2.07%	2.01%	2.00%	2.14%	2.19%	2.14%	2.07%

instruments as either assets or liabilities in the Statement of Condition at fair value and establishes special accounting treatments for the following types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments, referred to as fair value hedges; hedges of variable cash flows of forecasted transactions, including variable rate instruments, referred to as cash flow hedges; and hedges of foreign currency exposures of net investments in foreign operations. The accounting for each of the three types of hedges effectively results in recognizing earnings or losses to the extent that there is a difference in the offsetting changes in value in, or cash flows from, the hedging derivative and the hedged item. If a derivative instrument does not qualify for special hedge accounting treatment, the full change in the fair value of the derivative instrument is reflected in earnings in the period of change. During 2001, AmSouth had both fair value hedges and cash flow hedges. For both fair value and cash flow hedges, certain assumptions and forecasts related to the impact of changes in interest rates on the fair value of the derivative and the item being hedged must be documented at the inception of the hedging relationship to demonstrate that the derivative instrument will be effective in hedging the designated interest rate risk. If these assumptions or forecasts do not accurately reflect subsequent changes in the fair value of the derivative instrument or the designated item being hedged, it could result in AmSouth having to discontinue the use of hedge accounting for that derivative instrument. Once hedge accounting is terminated, all subsequent changes in the fair market value of the derivative instrument will flow through the Statement of Earnings possibly resulting in greater volatility of earnings. See Note 1 and Note 13 to the Consolidated Financial Statements for further discussion of derivatives.

Table 12 summarizes the activity, by notional amount, of derivative financial instruments utilized in the asset and liability management process at AmSouth for the years 2001, 2000 and 1999.

Table 13 summarizes the expected maturities of AmSouth's derivative positions at December 31, 2001, and the weighted-average interest rates exchanged on the swaps. Both the timing of the maturities and the variable interest payments and receipts vary as certain interest rates change. The maturities and interest rates exchanged are calculated assuming that interest rates remain unchanged from average December 2001 rates. The information presented could change as future interest rates increase or decrease.

Liquidity AmSouth's goal in liquidity management is to satisfy the cash flow requirements of depositors and borrowers while at the same time meeting its cash flow needs. This is accomplished through the active management of both the asset and liability sides of the balance sheet. The liquidity position of AmSouth is monitored on a daily basis by AmSouth's Treasury Division. In addition, the Asset/Liability Committee, which consists of members of AmSouth's senior management team, reviews liquidity on a regular basis and approves any changes in strategy that are necessary as a result of balance sheet or anticipated cash flow changes. Management also compares on a monthly basis AmSouth's liquidity position to established corporate liquidity guidelines. At December 31, 2001, AmSouth was within all of its established guidelines.

Maintaining adequate credit ratings on AmSouth's debt issues is critical to liquidity because it affects the ability of the company to attract funds from various sources on a cost competitive basis. Table 14 summarizes AmSouth's credit ratings at December 31, 2001.

The primary sources of liquidity on the asset side of the balance sheet are maturities and cash flows from both loans and investments as well as the ability to securitize or sell certain loans and investments. Liquidity on the liability side is generated primarily through growth in core deposits and the ability to obtain economical wholesale funding in national and regional markets through a variety of sources. AmSouth's most commonly used sources of wholesale funding are (1) federal funds (i.e., the excess reserves of other financial institutions); (2) repurchase agreements, whereby U.S. government and government agency securities are pledged as collateral for short-term borrowings; and (3) pledges of acceptable assets as collateral for public deposits and certain tax collection monies.

In addition to these sources, AmSouth can access other wholesale funding sources such as Eurodollar deposits and certificates of deposit. AmSouth Bank also has the ability to borrow from the FHLB. FHLB advances are competitively priced and are a reliable source of funds. Also, AmSouth Bank maintains a short and medium-term note issuance program with a borrowing capacity of $3.0 billion. There were no amounts outstanding under the note issuance program at December 31, 2001.

As an additional source of liquidity, AmSouth periodically sells loans or pools of loans to qualifying special purpose entities called conduits in securitization transactions. The conduits are financed by the issuance of securities to asset-backed commercial paper issuers. The transactions are accounted for as sales under Statement of Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (Statement 140).

Loans sold include commercial loans, residential first mortgages and dealer indirect automobile loans, and typically represent the lower yielding loans and better credit risks in each category. These transactions allow AmSouth to utilize its balance sheet capacity and capital for higher yielding, interest-earning assets, while continuing to manage the customer relationship. At December 31, 2001, the outstanding balance of loans sold to conduits was $3.76 billion, including $1.2 billion of commercial loans, $2.1 billion of residential first mortgages and $463 million of dealer indirect automobile loans.

When AmSouth sells a pool of loans in a conduit securitization transaction, AmSouth generally receives a purchase price plus the right to receive the cash flows from the loans sold in excess of the sum of the principal amount of the conduit's investment in the loans and its contractual yield thereon. AmSouth generally records an interest-only receivable representing the present value of these excess cash flows in accordance with Statement 140. In addition, AmSouth continues to service the loans for a fee. The yield retained by the conduit is directly related to the funding costs of the commercial paper issued. AmSouth has exposure to changes in interest rates to the extent that residential first mortgages and dealer indirect automobile loans sold to the conduits have relatively fixed rates compared to the floating rates retained by the conduits.

AmSouth provides credit enhancements to these securitizations by providing standby letters of credit, which create exposure to credit risk to the extent of the letters of credit. At December 31, 2001, AmSouth had $153.7 million of letters of credit supporting the conduit sales. This credit risk is reviewed quarterly and a reserve for loss exposure is maintained in other liabilities.

AmSouth also provides liquidity lines of credit to the asset-backed commercial paper issuers under 364 day commitments. These liquidity lines can be drawn upon in the unlikely event of a commercial paper market disruption or other factors, such as credit rating downgrades of one of the asset-backed commercial paper issuers or AmSouth as the provider of liquidity and credit support, which could prevent the asset-backed commercial paper issuers from being able to issue commercial paper. At December 31, 2001, AmSouth had liquidity lines of credit supporting these transactions of $3.8 billion. To date, there have been no drawdowns of the liquidity lines; however, AmSouth includes this liquidity risk in its monthly liquidity risk analysis to ensure that it would have sufficient sources of liquidity to meet demand. AmSouth also reviews the impact of the drawdown of these liquidity lines on its regulatory capital requirements. As of December 31, 2001, this analysis showed that AmSouth would retain its well capitalized position even if the liquidity lines were completely drawn down.

CREDIT RATINGS TABLE 14

	Moody's	Standard & Poor's	Fitch
6.875% Subordinated Notes Due 2003	A3	BBB+	BBB+
7.75% Subordinated Notes Due 2004	A3	BBB+	BBB+
6.625% Subordinated Notes Due 2005	A3	BBB+	BBB+
6.125% Subordinated Notes Due 2009	A3	BBB+	BBB+
6.45% Subordinated Notes Due 2018	A2*	A-*	–
6.75% Subordinated Debentures Due 2025	A3	BBB+	BBB+
7.25% Senior Notes Due 2006	A2	A-	A-
Commercial paper	P-1	A-2	F1
Certificates of deposit	A1*	A*	A*
Short-term counterparty	P-1*	A-1*	F1*
Long-term counterparty	A1*	A*	A*
Financial Strength Rating	B*	–	B/C*

*AmSouth Bank

Table reflects ratings as of December 31, 2001

As discussed above, AmSouth accounts for these loan sales under the guidance of Statement 140. Under Statement 140, when AmSouth sells a loan in which it retains a continuing interest, it is required to determine the fair value of any retained interest in the loans and the fair value of the interest in the loan being sold. These values are used to allocate the previous carrying amount of the loan between the portion sold and the portion retained in calculating the gain or loss on the sale. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests, so AmSouth generally estimates fair value based on the present value of expected future cash flows using management's best estimates of the key assumptions–credit losses, prepayment speeds, weighted average life, and discount rates commensurate with the risks involved. To the extent that actual performance is worse than initially estimated or discount rates rise as a result of a higher interest rate environment than estimated, earnings may be negatively impacted. Refer to Note 23, "Securitizations" in the Notes to the Consolidated Financial Statements for further discussion of loan sales to conduits, and Note 1, for a further discussion of accounting standards governing the sale of loans to conduits.

At December 31, 2001, AmSouth had contractual obligations associated with outstanding borrowings, time deposits and lease obligations of $17.7 billion of which $4.2 billion is due within one year. In addition, AmSouth had loan commitments and standby letters of credit of $21.4 billion of which $11.0 billion expires within one year.

ASSET QUALITY TRENDS



$129
$132
$162
$196
$191
0.53%
0.54%
0.61%
0.80%
0.76%
97
98
99
00
01
NONPERFORMING ASSETS/LOANS
NONPERFORMING ASSETS

Credit Risk Management Process and Loan Quality The loan portfolio at AmSouth holds the highest degree of risk for AmSouth. AmSouth manages and controls risk in the loan portfolio through adherence to consistent standards established by senior management, combined with a commitment to producing quality assets, developing profitable relationships and meeting strategic growth targets. AmSouth has written credit policies which establish underwriting standards, place limits on exposure and set other limits or standards as deemed necessary and prudent. Also included in the policy, primarily determined by the amount and type of loan, are various approval levels, ranging from the branch or department level to those which are more centralized. AmSouth maintains a diversified portfolio intended to spread its risk and reduce its exposure to economic downturns, which may occur in different segments of the economy or

NONPERFORMING ASSETS TABLE 15

(Dollars in thousands)	December 31 **2001**	2000	1999	1998	1997
Nonaccrual loans	**$159,274**	$179,659	$141,134	$113,985	$109,488
Foreclosed properties	**27,443**	12,360	17,767	17,322	19,143
Repossessions	**4,365**	4,259	2,644	828	632
Total nonperforming assets*	**$191,082**	$196,278	$161,545	$132,135	$129,263
Nonperforming assets* to loans net of unearned income, foreclosed properties and repossessions	**0.76%**	0.80%	0.61%	0.54%	0.53%
Accruing loans 90 days past due	**$116,576**	$ 85,410	$ 61,050	$ 62,528	$ 66,792

*Exclusive of accruing loans 90 days past due

in particular industries. Industry and loan type diversification is reviewed quarterly.

Commercial real estate loans are categorized by the type of collateral. Owner-occupied properties include mortgages where the borrower is a primary tenant, such as factory or warehouse loans. Nonowner-occupied lending represents those loans where the primary method of repayment is anticipated to come from the rental income and generally has inherently more risk than owner-occupied lending.

Each commercial loan recorded at AmSouth is assigned a risk rating on a 13-point numerical scale by a loan officer using established credit policy guidelines. Consumer loan portfolios are assigned risk ratings based on a nine-point scale and are based on the type of loan and its performance. All risk ratings are subject to review by an independent Credit Review Department. In addition, regular reports are made to senior management and the Board of Directors regarding the credit quality of the loan portfolio as well as trends in the portfolio.

The Credit Administration function includes designated credit officers, some of whom are industry specialists and all of whom are organizationally independent of the production areas. They oversee the loan approval process, ensure adherence to credit policies and monitor efforts to reduce nonperforming and classified assets. Additionally, a centralized special assets function handles resolution and disposition of certain problem loans. Risk in the consumer loan portfolio is further managed through utilization of computerized credit scoring, in-depth analysis of portfolio components, and specific account selection, management and collection techniques. In addition, the consumer collection function is centralized and automated to ensure timely collection of accounts and consistent management of risk associated with delinquent accounts.

Finally, AmSouth's Credit Review Department performs ongoing independent reviews of the risk management process, adequacy of loan documentation and the risk ratings or specific loan loss reserves for outstanding loans. Furthermore, this department is independent of the

NONPERFORMING LOANS AND NET CHARGE-OFFS/ (RECOVERIES) TABLE 16

	*Nonperforming Loans**				*Net Charge-offs/(Recoveries)*			
(Dollars in thousands)	December 31, 2001	% of Average Loans** per Category	December 31, 2000	% of Average Loans** per Category	December 31, 2001	% of Average Loans** per Category	December 31, 2000	% of Average Loans** per Category
Commercial:								
Commercial and industrial	**$ 82,209**	**1.16%**	$108,730	1.40%	**$ 99,514**	**1.41%**	$ 33,581	0.43%
Commercial loans secured by real estate	**15,775**	**0.95**	18,989	1.03	**4,868**	**0.29**	11,226	0.61
Total commercial	**97,984**	**1.12**	127,719	1.33	**104,382**	**1.20**	44,807	0.46
Commercial real estate:								
Commercial real estate mortgages	**15,946**	**0.70**	24,259	0.98	**1,012**	**0.04**	(210)	(0.01)
Real estate construction	**27,896**	**1.16**	4,537	0.20	**324**	**0.01**	663	0.03
Total commercial real estate	**43,842**	**0.93**	28,796	0.61	**1,336**	**0.03**	453	0.01
Consumer:								
Residential first mortgages	**11,718**	**0.76**	12,494	0.80	**2,068**	**0.13**	987	0.06
Equity loans and lines	**4,992**	**0.10**	10,126	0.23	**16,111**	**0.33**	8,841	0.20
Dealer indirect	**2**	**0.00**	1	0.00	**44,319**	**1.38**	42,518	1.13
Revolving credit	**-0-**	**0.00**	-0-	0.00	**21,344**	**4.27**	15,900	3.35
Other consumer	**736**	**0.06**	523	0.04	**14,367**	**1.25**	10,845	0.83
Total consumer	**17,448**	**0.15**	23,144	0.20	**98,209**	**0.87**	79,091	0.69
	$159,274	**0.64%**	$179,659	0.69%	**$203,927**	**0.82%**	$124,351	0.48%

* Exclusive of accruing loans 90 days past due

** Net of unearned income

lending function. The results of its examinations are reported to the Audit and Community Responsibility Committee of the Board of Directors.

Nonperforming Assets Management closely monitors loans and other assets that are classified as nonperforming assets. Nonperforming assets include nonaccrual loans, restructured loans, foreclosed properties, and repossessions. Loans are generally placed on nonaccrual if full collection of principal and interest becomes unlikely (even if all payments are current) or if the loan is delinquent in principal or interest payments for 90 days or more, unless the loan is well-secured and in the process of collection. The Special Assets Department manages collection of commercial nonperforming loans and business banking loans greater than $250,000 while the Consumer Collections Department manages the consumer nonperforming loan portfolio. The Business Banking Collections Department manages collections of business banking loans under $250,000.

Nonperforming assets, excluding accruing loans 90 days past due, decreased $5.2 million to $191.1 million during 2001. The graph entitled Asset Quality Trends and Table 15 provide trend information and detailed components of nonperforming assets for each of the last five years.

The decrease in nonperforming assets in 2001 compared to 2000 was the result of lower commercial and industrial nonaccrual loans and a decrease in nonaccrual equity loans and lines of credit. The decrease in these categories was partially offset by increases in nonaccruing commercial real estate loans and foreclosed property and repossessions. The lower level of nonaccruing commercial and industrial loans was indicative of AmSouth's strategy to reduce its exposure to syndicated commercial credits.

Accruing loans 90 days past due were $116.6 million at December 31, 2001, an increase of $31.2 million from December 31, 2000. This increase reflected higher consumer loan delinquencies primarily within the equity line and loan portfolios. The increase in

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES TABLE 17

	December 31, 2001		December 31, 2000		December 31, 1999		December 31, 1998		December 31, 1997	
(Dollars in thousands)	Allowance Allocation	Percentage of Loans in Each Category to Total Loans	Allowance Allocation	Percentage of Loans in Each Category to Total Loans	Allowance Allocation	Percentage of Loans in Each Category to Total Loans	Allowance Allocation	Percentage of Loans in Each Category to Total Loans	Allowance Allocation	Percentage of Loans in Each Category to Total Loans
Commercial:										
Commercial and industrial	**$126,692**	**27.4%**	$144,828	29.7%	$110,059	30.3%	$109,988	32.5%	$ 83,192	31.4%
Commercial secured by real estate	**25,274**	**6.7**	23,018	7.2	24,924	7.8	21,062	7.5	26,706	10.2
Total commercial	**151,966**	**34.1**	167,846	36.9	134,983	38.1	131,050	40.0	109,898	41.6
Commercial real estate:										
Commercial real estate mortgages	**23,722**	**8.5**	31,238	9.5	29,999	8.7	23,136	9.1	15,791	6.0
Real estate construction	**33,633**	**9.4**	36,760	10.2	42,067	9.2	25,606	7.3	19,754	5.4
Total commercial real estate	**57,355**	**17.9**	67,998	19.7	72,066	17.9	48,742	16.4	35,545	11.4
Consumer:										
Residential first mortgages	**1,666**	**6.6**	2,445	5.5	3,010	6.5	7,179	9.4	13,641	14.3
Equity loans and lines	**20,232**	**21.5**	14,843	18.9	11,113	14.7	5,311	13.7	8,364	13.8
Dealer indirect	**45,658**	**13.5**	32,291	12.1	44,916	15.8	29,912	11.9	24,249	7.7
Revolving credit	**26,038**	**2.1**	24,885	2.1	18,879	1.9	23,482	2.0	43,843	2.8
Other consumer	**15,143**	**4.3**	12,761	4.8	15,344	5.1	21,868	6.6	25,790	8.4
Total consumer	**108,737**	**48.0**	87,225	43.4	93,262	44.0	87,752	43.6	115,887	47.0
Unallocated	**45,549**	**0.0**	57,365	0.0	54,368	0.0	102,521	0.0	104,721	0.0
	$363,607	**100.0%**	$380,434	100.0%	$354,679	100.0%	$370,065	100.0%	$366,051	100.0%

delinquencies in this category accelerated during the second half of 2001 and was caused by the slower economy and increased bankruptcies.

Table 16 presents nonperforming loans and net charge-offs and each as a percentage of average net loans by category for December 31, 2001 and 2000. At December 31, 2001, AmSouth had approximately $72.1 million of potential problem commercial loans which were not included in the nonaccrual loans or in the accruing loans 90 days past due categories at year-end but for which management had concerns as to the ability of such borrowers to comply with their present loan repayment terms.

Allowance for Loan Losses AmSouth maintains an allowance for loan losses which it believes is adequate to absorb losses inherent in the loan portfolio. Although management considers the allowance for loan losses to be adequate based on information currently available, the allowance may be increased or decreased in the future based on loan balances outstanding, changes in internally generated credit quality ratings of the loan portfolio, trends in credit losses, changes in general economic conditions, or changes in other risk factors.

The allowance for loan losses consists of three components that are calculated based on various independent methodologies. All components of the allowance for loan losses represent an estimation performed pursuant to either FASB Statement No. 5 or FASB Statement No. 114. Management's estimate of each allowance for credit losses component is based on certain observable data that management believes is the most reflective of the underlying credit losses being estimated. The three components include the following: (1) allowances established on specific loans, (2) general allowances based on historical loan loss experience and current trends, and (3) allowance based on general economic conditions and other risk factors in AmSouth's markets. A formal review is prepared quarterly to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses.

The specific allowance is based on a regular analysis of classified commercial and commercial real estate loans. Within this group, every nonperforming loan in excess of $500,000 is reviewed by AmSouth's Special Assets Department for a specific allocation. The specific allowance established for these impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent.

The second element is determined by the mix of loan products within the portfolio, an internal loan grading process and associated allowance factors. These general allowance factors are updated and reviewed at least quarterly by senior credit management and are based on historical net charge-off rates and current loan charge-off trends. The loss analysis examines loss experience in relation to internal loan grades. A quarterly charge-off trend analysis is completed for homogeneous loan categories. Specific homogeneous consumer loan pools include: direct loans, bankcard, other revolving loans, indirect automobile loans, residential first mortgages, and home equity lending. In addition, commercial, commercial real estate and business banking loans not specifically reviewed within the first element are included in the calculation of the allowance in the review of general allowances.

The review of general economic conditions and other risk factors on the losses inherent in the portfolio is based on the effect of marketplace conditions and/or events that could affect loan repayment. This element inherently involves a higher degree of uncertainty as it requires management to anticipate the impact that economic trends, legislative actions or other unique market and/or portfolio issues may have on estimated credit losses. For example, in assessing economic risks in the market place, management might consider local unemployment trends, population shifts within the region, real estate absorption rates, expansion and contraction plans for major employers, and other similar indicators. Consideration of other risk factors typically includes such issues as recent loss experience in specific portfolio segments, trends in loan quality, changes in account acquisition strategy or market focus, concentrations of credit, and bank regulatory results together with any internal administrative risk factors. The chief credit officer reviews these conditions quarterly with executive management. To the extent that any of these conditions is evidenced by a specifically identifiable problem credit or portfolio segment, as of the evaluation date, management's estimate of the effect of such condition may be reflected as a specific allowance applicable to such credit or portfolio segment. Where any of these conditions is not evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management's evaluation of the probable loss related to such condition is reflected in the unallocated allowance.

Concentrations of credit risk may affect AmSouth's analysis of other risks and, ultimately, the level of the allowance. Concentrations typically involve loans to one borrower, an affiliated group of borrowers, borrowers engaged in or dependent upon the same industry, or a

ALLOWANCE FOR LOAN LOSSES TABLE 18

(Dollars in thousands)	2001	2000	1999	1998	1997
Balance at January 1	**$ 380,434**	$ 354,679	$ 370,065	$ 366,051	$ 370,277
Loans charged off:					
Commercial and industrial	**(104,608)**	(40,290)	(43,213)	(35,420)	(25,768)
Commercial loans secured by real estate	**(6,668)**	(14,617)	(2,539)	(1,865)	(3,859)
Total commercial	**(111,276)**	(54,907)	(45,752)	(37,285)	(29,627)
Commercial real estate mortgages	**(1,323)**	(312)	(2,627)	(4,911)	(2,788)
Commercial real estate construction	**(832)**	(1,031)	(1,907)	(995)	(698)
Total commercial real estate	**(2,155)**	(1,343)	(4,534)	(5,906)	(3,486)
Residential first mortgages	**(2,341)**	(1,114)	(4,346)	(3,877)	(4,033)
Equity loans and lines	**(18,157)**	(10,524)	(5,137)	(2,906)	(2,784)
Dealer indirect	**(68,210)**	(71,659)	(48,504)	(27,219)	(28,817)
Revolving credit	**(24,727)**	(19,650)	(19,715)	(31,038)	(43,951)
Other consumer	**(23,020)**	(19,191)	(20,299)	(26,007)	(37,679)
Total charge-offs	**(249,886)**	(178,388)	(148,287)	(134,238)	(150,377)
Recoveries of loans previously charged off:					
Commercial and industrial	**5,094**	6,709	10,994	11,748	10,697
Commercial loans secured by real estate	**1,800**	3,391	365	554	2,320
Total commercial	**6,894**	10,100	11,359	12,302	13,017
Commercial real estate mortgages	**311**	522	561	4,950	1,526
Commercial real estate construction	**508**	368	767	280	3,328
Total commercial real estate	**819**	890	1,328	5,230	4,854
Residential first mortgages	**273**	127	505	1,094	1,269
Equity loans and lines	**2,046**	1,683	505	279	560
Dealer indirect	**23,891**	29,141	19,173	15,246	16,340
Revolving credit	**3,383**	3,750	3,762	5,845	5,724
Other consumer	**8,653**	8,346	8,749	10,590	13,905
Total recoveries	**45,959**	54,037	45,381	50,586	55,669
Net charge-offs	**(203,927)**	(124,351)	(102,906)	(83,652)	(94,708)
Addition to allowance charged to expense	**187,100**	227,600	165,626	99,067	83,508
Allowance sold	**-0-**	(74,591)	(2,000)	(14,900)	(252)
Allowance transferred to other liabilities	**-0-**	(2,903)	(5,106)	(2,665)	(1,026)
Allowance acquired in bank purchase/other	**-0-**	-0-	(71,000)	6,164	8,252
Balance at December 31	**$ 363,607**	$ 380,434	$ 354,679	$ 370,065	$ 366,051
Loans net of unearned income, outstanding at end of period	**$25,124,493**	$24,616,435	$26,266,759	$24,445,296	$24,415,004
Average loans net of unearned income, outstanding for the period	**$24,763,798**	$25,879,910	$25,471,295	$24,027,839	$23,753,817
Ratios:					
Allowance at end of period to loans net of unearned income	**1.45%**	1.55%	1.35%	1.51%	1.50%
Allowance at end of period to average loans net of unearned income	**1.47**	1.47	1.39	1.54	1.54
Allowance at end of period to nonperforming loans*	**228.29**	211.75	251.31	324.66	334.33
Allowance at end of period to nonperforming assets*	**190.29**	193.82	219.55	280.07	283.18
Net charge-offs to average loans net of unearned income	**0.82**	0.48	0.40	0.35	0.40
Net charge-offs to allowance at end of period	**56.08**	32.69	29.01	22.60	25.87
Recoveries to prior year charge-offs	**25.76**	36.44	33.81	33.64	42.29

* Exclusive of accruing loans 90 days past due

group of borrowers whose loans are supported by the same type of collateral. AmSouth has significant concentrations of credit loans secured by residential real estate. At December 31, 2001, AmSouth had $7.1 billion in loans secured by residential real estate, representing 28 percent of total loans, up slightly from 24 percent at December 31, 2000. These loans are geographically dispersed across AmSouth's markets. In addition, AmSouth is subject to a geographic concentration of credit because it operates primarily in the southeastern region of the United States. Although it does not constitute a significant concentration of credit risk, AmSouth has material credit exposure to various industry sectors, including real estate developers/investors representing 11.5 percent of the total loan portfolio, financial services at 4.5 percent, construction/contractors at 4.1 percent and retail at 3.7 percent, among others. Levels of exposure to these and other industry groups, together with an assessment of current trends and expected future financial performance are carefully analyzed for each industry in order to determine an adequate allowance level.

At December 31, 2001 and 2000, AmSouth had $28.5 million and $71.0 million, respectively, of loans to related parties. AmSouth had no other material transactions with related parties. See Note 7 of the Notes to Consolidated Financial Statements for further information on related-party loans.

AmSouth's Credit Administration Department prepares a comprehensive analysis of the allowance for loan losses and conducts a peer review of allowance levels of large banks on a quarterly basis. The review is presented to and approved by senior management and subsequently reviewed and approved by the Audit and Community Responsibility Committee of the Board of Directors.

At December 31, 2001, the allowance for loan losses was $363.6 million versus $380.4 million at year-end 2000. The overall level of allowance at December 31, 2001, versus December 31, 2000, primarily reflected a reduction of the credit quality concerns associated with AmSouth's syndicated commercial loan portfolio. During 2001, approximately $46 million of syndicated loans were charged off, of which $32 million was specifically reserved for within the allowance at the end of 2000. The allowance allocated to commercial and industrial loans decreased by 12.5 percent in 2001. This decrease reflected a lower level of impaired and classified loans within the commercial portfolio. The decrease in the allowance allocated to commercial loans secured by real estate and commercial real estate mortgages reflected lower nonperforming loans in these categories. The decrease in the allowance allocated to construction lending reflected a reduction of classified loans. While nonperforming construction loans increased by approximately $23 million, very little allowance was required due to high levels of collateral values associated with these nonperforming loans. On the consumer side of the portfolio, the allowance allocated to residential mortgages reflected a decrease in delinquencies within the residential mortgage portfolio in comparison to December 31, 2000. Delinquencies as a percentage of residential mortgages decreased from 5.75 percent of outstanding residential loans to 3.84 percent at December 31, 2001. The increase in all other categories of consumer loans reflected an increase in net charge-offs experienced in these categories which resulted in higher loss factors being applied to these portfolios. In addition, the higher allowance allocation for equity lending, dealer indirect and revolving credit loans reflected higher loan balances in these areas. The overall decrease of $11.8 million in the unallocated allowance reflected a decrease in AmSouth's syndicated loan portfolio during 2001.

At December 31, 2001, the allowance for loan losses to net loans was 1.45 percent while coverage of nonperforming loans was 228 percent. This compared with an allowance for loan losses to net loans at the end of 2000 of 1.55 percent and with coverage of nonperforming loans for the same period of 2000 of 212 percent.

LINE OF BUSINESS RESULTS

AmSouth segregates financial information used to assess its performance and allocate resources based on three reportable segments. The three reportable segments include Consumer Banking, Commercial Banking and Wealth Management. The financial performance for each segment is determined based on AmSouth's management accounting process, which assigns balance sheet and income statement items to each segment based on managerial responsibility. Segments are also defined by customer base and product type. Performance of the operating segments reflects the management process and structure of AmSouth and is not necessarily comparable with similar information for any other financial institution. Selected financial information and a description of the methodologies used to measure the financial performance of the business segments are presented in Note 22 to the Consolidated Financial Statements.

Consumer Banking delivers a full range of financial services to individuals and small businesses through the retail branch and ATM networks, and the Internet. Services include loan and deposit products designed to meet the personal finance needs of consumers and the financial needs of small business owners. The increase in net income in 2001 in the Consumer Banking segment reflected the success of AmSouth's strategic initiatives to grow the Consumer and Business Banking businesses. In 2001, the Consumer Banking segment produced net income totaling $340.6 million compared to $303.6 million in 2000. The increase over 2000 was the result of higher NII and NIR, partially offset by higher NIE. Higher NII reflected growth in average consumer loans, while the increase in NIR was a result of higher service charge revenues. The increase in NIE represented the costs associated with the generation of higher revenues.

Commercial Banking provides corporate lending, leasing, international, capital markets, and corporate cash management services to large and middle-market corporate customers. In 2001, the Commercial Banking group contributed $157.4 million of net income versus $196.3 million in 2000. The lower level of income in 2001 was the result of higher commercial charge-offs in 2001, related to deterioration in AmSouth's syndicated loan portfolio, and a $21.7 million increase in NIE.

Wealth Management provides retirement and investment management services for both institutional and individual clients. Producing primarily fee-based income, this area includes trust, private banking, consumer investment services, and the AmSouth Mutual Funds. Wealth Management contributed net income of $30.7 million in 2001 compared to $39.0 million in 2000. The decrease was the result of higher noninterest expenses in 2001 associated with AmSouth's Wealth Management initiative.

Treasury and Other represents balance sheet management activities, corporate overhead, unallocated revenues such as BOLI, and other nonrecurring gains, losses or special charges. Treasury and Other does not represent a banking line of business, but encompasses all other activities supporting the business segments.

FORWARD-LOOKING STATEMENTS

Statements made in this document which are not purely historical are forward-looking statements as defined in the "Private Securities Litigation Reform Act of 1995," including any statements regarding descriptions of management's plans, objectives or goals for future operations, products or services, and forecasts of its revenues, earnings or other measures of performance.

Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. A number of factors – many of which are beyond AmSouth's control – could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Some of these factors which could cause results to differ materially from management's current expectations include, but are not limited to: the execution of AmSouth's strategic initiatives; legislation; general economic conditions, especially in the Southeast; changes in interest rates, yield curves and interest rate spread relationships; deposit flows; the cost of funds; cost of federal deposit insurance premiums; demand for loan products; demand for financial services; competition; changes in the quality or composition of AmSouth's loan and investment portfolios including capital market inefficiencies that may affect the marketability and valuation of available-for-sale securities; changes in accounting and tax principles, policies or guidelines; other economic, competitive, governmental and regulatory factors affecting AmSouth's operations, products, services and prices; and the outcome of litigation, which is inherently uncertain and depends on the findings of judges and juries. The terrorist attacks of September 11, 2001, have had a negative impact on the economy. It is impossible to predict what future effect these events or any United States response may have. To the extent there is a prolonged negative effect on the economy, the effects may include: adverse changes in customers' borrowing, investing or spending patterns; market disruptions; adverse effects on the performance of the United States and foreign equity markets; currency fluctuations; exchange controls; restriction of asset growth; negative effects on credit quality; and other effects that could adversely impact the performance, earnings and revenue growth of the financial services industry, including AmSouth.

Forward-looking statements speak only as of the date they are made. AmSouth does not undertake a duty to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Management's Statement on Responsibility for Financial Reporting

The management of AmSouth is responsible for the content and integrity of the financial statements and all other financial information included in this annual report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis to reflect, in all material respects, the substance of events and transactions that should be included, and that the other financial information in the annual report is consistent with those financial statements. The financial statements necessarily include amounts that are based on management's best estimates and judgements.

Management maintains and depends upon AmSouth's accounting systems and related systems of internal controls. The internal control systems are designed to ensure that transactions are properly authorized and recorded in the corporation's financial records and to safeguard the corporation's assets from material loss or misuse. The corporation maintains an internal audit staff which monitors compliance with the corporation's systems of internal controls and reports to management and to the Audit and Community Responsibility Committee of the Board of Directors.

The Audit and Community Responsibility Committee of the Board of Directors, composed solely of outside directors, has responsibility for recommending to the Board of Directors the appointment of the independent auditors for AmSouth. The committee meets periodically with the internal auditors and the independent auditors to review the scope and findings of their respective audits. The internal auditors, independent auditors and management each have full and free access to meet privately as well as together with the Committee to discuss internal controls, accounting, auditing, or other financial reporting matters.

The consolidated financial statements of AmSouth have been audited by Ernst & Young LLP, independent auditors, who were engaged to express an opinion as to the fairness of presentation of such financial statements.

C. Dowd Ritter
Chairman, President and
Chief Executive Officer

Sloan D. Gibson
Vice Chairman and
Chief Financial Officer

Report of Ernst & Young LLP, Independent Auditors

BOARD OF DIRECTORS
AMSOUTH BANCORPORATION

We have audited the accompanying consolidated statements of condition of AmSouth Bancorporation and subsidiaries (AmSouth) as of December 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of AmSouth and First American Corporation and subsidiaries (First American) on October 1, 1999, which has been accounted for using the pooling of interests method as described in Note 2 to the Consolidated Financial Statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AmSouth Bancorporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Birmingham, Alabama
January 15, 2002

AmSouth Bancorporation and Subsidiaries

CONSOLIDATED STATEMENT OF CONDITION

(Dollars in thousands)	December 31 2001	2000
Assets		
Cash and due from banks	$ 1,441,561	$ 1,276,431
Federal funds sold and securities purchased under agreements to resell	400,000	2,155,665
Trading securities	12,979	11,942
Available-for-sale securities	4,829,512	1,908,917
Held-to-maturity securities (market value of $4,071,008 and $6,729,880, respectively)	4,002,474	6,650,439
Loans held for sale	291,782	92,811
Loans	25,852,221	25,088,186
Less: Allowance for loan losses	363,607	380,434
Unearned income	727,728	471,751
Net loans	24,760,886	24,236,001
Other interest-earning assets	40,458	61,060
Premises and equipment, net	729,383	634,201
Accrued interest receivable and other assets	2,091,379	1,908,511
	$38,600,414	$38,935,978
Liabilities and Shareholders' Equity		
Deposits and interest-bearing liabilities:		
Deposits:		
Noninterest-bearing demand	$ 5,280,621	$ 4,934,466
Interest-bearing demand	10,518,922	9,579,868
Savings	1,229,871	1,212,652
Time	6,800,056	7,841,567
Foreign time	309,641	503,414
Certificates of deposit of $100,000 or more	2,027,906	2,551,337
Total deposits	26,167,017	26,623,304
Federal funds purchased and securities sold under agreements to repurchase	2,080,296	2,320,264
Other borrowed funds	79,454	536,848
Long-term Federal Home Loan Bank advances	5,093,834	4,898,308
Other long-term debt	1,008,421	985,097
Total deposits and interest-bearing liabilities	34,429,022	35,363,821
Accrued expenses and other liabilities	1,216,293	758,750
Total liabilities	35,645,315	36,122,571
Shareholders' equity:		
Preferred stock – no par value:		
Authorized – 2,000,000 shares; Issued and outstanding – none	-0-	-0-
Common stock – par value $1 a share:		
Authorized – 750,000,000 shares		
Issued – 416,931,000 and 416,941,000 shares, respectively	416,931	416,941
Capital surplus	699,863	691,677
Retained earnings	2,677,933	2,466,048
Cost of common stock in treasury – 53,896,000 and 43,134,000 shares, respectively	(848,005)	(651,328)
Deferred compensation on restricted stock	(16,624)	(2,381)
Accumulated other comprehensive income/(loss)	25,001	(107,550)
Total shareholders' equity	2,955,099	2,813,407
	$38,600,414	$38,935,978

See notes to consolidated financial statements.

AmSouth Bancorporation and Subsidiaries

CONSOLIDATED STATEMENT OF EARNINGS

(In thousands except per share data)	Years Ended December 31		
	2001	2000	1999
Interest Income			
Loans	$1,958,802	$2,237,548	$2,128,145
Available-for-sale securities	325,854	329,766	467,499
Held-to-maturity securities	283,581	453,987	314,868
Trading securities	379	2,122	4,051
Loans held for sale	17,079	12,582	10,148
Federal funds sold and securities purchased under agreements to resell	44,431	27,455	5,694
Other interest-earning assets	4,414	6,966	2,343
Total interest income	2,634,540	3,070,426	2,932,748
Interest Expense			
Interest-bearing demand deposits	253,996	327,664	266,155
Savings deposits	15,714	37,030	53,933
Time deposits	407,071	445,713	402,576
Foreign time deposits	9,813	64,540	34,262
Certificates of deposit of $100,000 or more	125,919	166,224	146,422
Federal funds purchased and securities sold under agreements to repurchase	72,888	188,410	187,946
Other borrowed funds	8,988	96,808	47,894
Long-term Federal Home Loan Bank advances	291,192	296,158	222,036
Other long-term debt	54,075	68,776	63,580
Total interest expense	1,239,656	1,691,323	1,424,804
Net Interest Income	1,394,884	1,379,103	1,507,944
Provision for loan losses	187,100	227,600	165,626
Net Interest Income After Provision for Loan Losses	1,207,784	1,151,503	1,342,318
Noninterest Revenues			
Service charges on deposit accounts	258,089	229,383	233,045
Trust income	112,078	114,353	109,223
Consumer investment services income	95,387	199,270	213,292
Other noninterest revenues	282,668	126,488	292,000
Total noninterest revenues	748,222	669,494	847,560
Noninterest Expenses			
Salaries and employee benefits	594,450	583,794	612,687
Equipment expense	122,621	121,798	135,590
Net occupancy expense	113,174	114,783	111,432
Subscribers' commissions	0	82,618	99,588
Merger-related costs	0	110,178	301,415
Other noninterest expenses	355,149	353,264	387,795
Total noninterest expenses	1,185,394	1,366,435	1,648,507
Income Before Income Taxes	770,612	454,562	541,371
Income taxes	234,266	125,435	200,903
Net Income	$ 536,346	$ 329,127	$ 340,468
Average common shares outstanding	367,404	382,031	391,136
Earnings per common share	$1.46	$0.86	$0.87
Diluted average common shares outstanding	370,948	384,677	396,515
Diluted earnings per common share	$1.45	$0.86	$0.86

See notes to consolidated financial statements.

AmSouth Bancorporation and Subsidiaries

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(In thousands)	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Deferred Compensation on Restricted Stock	Accumulated Other Comprehensive Income/(Loss)	Total
Balance at January 1, 1999	$420,058	$763,117	$2,419,558	$(367,286)	$(40,053)	$ 12,030	$3,207,424
Comprehensive income:							
Net income	-0-	-0-	340,468	-0-	-0-	-0-	340,468
Other comprehensive income, net of tax:							
Changes in unrealized gains and losses on securities, net of reclassification adjustment (net of $74,014 tax benefit)	-0-	-0-	-0-	-0-	-0-	(260,879)	(260,879)
Comprehensive income							79,589
Cash dividends declared	-0-	-0-	(163,395)	-0-	-0-	-0-	(163,395)
Cash dividends declared by pooled companies	-0-	-0-	(94,305)	-0-	-0-	-0-	(94,305)
Common stock transactions:							
Employee stock plans	808	10,998	(18,647)	63,081	34,215	-0-	90,455
Dividend reinvestment	-0-	107	(1,202)	7,007	-0-	-0-	5,912
Purchase of common stock	(3,917)	(83,402)	-0-	(79,156)	-0-	-0-	(166,475)
Balance at December 31, 1999	416,949	690,820	2,482,477	(376,354)	(5,838)	(248,849)	2,959,205
Comprehensive income:							
Net income	-0-	-0-	329,127	-0-	-0-	-0-	329,127
Other comprehensive income, net of tax:							
Changes in unrealized gains and losses on securities, net of reclassification adjustment (net of $45,012 tax expense)	-0-	-0-	-0-	-0-	-0-	141,299	141,299
Comprehensive income							470,426
Cash dividends declared	-0-	-0-	(307,221)	-0-	-0-	-0-	(307,221)
Common stock transactions:							
Employee stock plans	(8)	857	(29,526)	83,603	3,457	-0-	58,383
Dividend reinvestment	-0-	-0-	(8,809)	17,245	-0-	-0-	8,436
Purchase of common stock	-0-	-0-	-0-	(375,822)	-0-	-0-	(375,822)
Balance at December 31, 2000	416,941	691,677	2,466,048	(651,328)	(2,381)	(107,550)	2,813,407
Comprehensive income:							
Net income	-0-	-0-	536,346	-0-	-0-	-0-	536,346
Other comprehensive income, net of tax:							
Cumulative effect of accounting change (net of $6,324 tax expense)	-0-	-0-	-0-	-0-	-0-	32,262	32,262
Changes in unrealized gains on derivative instruments (net of $6,959 tax expense)	-0-	-0-	-0-	-0-	-0-	12,918	12,918
Changes in unrealized gains and losses on securities, net of reclassification adjustment (net of $33,909 tax expense)	-0-	-0-	-0-	-0-	-0-	87,371	87,371
Comprehensive income							668,897
Cash dividends declared	-0-	-0-	(316,119)	-0-	-0-	-0-	(316,119)
Common stock transactions:							
Employee stock plans	(10)	8,040	(7,998)	54,496	(14,243)	-0-	40,285
Dividend reinvestment	-0-	146	(344)	10,840	-0-	-0-	10,642
Purchase of common stock	-0-	-0-	-0-	(262,013)	-0-	-0-	(262,013)
Balance at December 31, 2001	$416,931	$699,863	$2,677,933	$(848,005)	$(16,624)	$ 25,001	$2,955,099
Disclosure of 2001 reclassification amounts:							
Unrealized holding gains on securities arising during the period						$ 94,362	
Less: Reclassification adjustment for net securities gains realized in net income						6,991	
Net unrealized gains on securities, net of tax						$ 87,371	
Unrealized holding gains on derivatives arising during the period						$ 23,423	
Less: Reclassification adjustment for gains realized in net income						10,505	
Net unrealized gains on derivatives, net of tax						$ 12,918	

See notes to consolidated financial statements.

AmSouth Bancorporation and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)	Years Ended December 31		
	2001	2000	1999
Operating Activities			
Net income	$ 536,346	$ 329,127	$ 340,468
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	187,100	227,600	165,626
Depreciation and amortization of premises and equipment	89,659	84,292	97,731
Amortization of premiums and discounts on held-to-maturity securities and available-for-sale securities	(36,172)	8,213	(3,004)
Noncash portion of merger-related costs	-0-	43,389	98,595
Net (increase) decrease in loans held for sale	(200,433)	29,907	106,372
Net (increase) decrease in trading securities	(940)	16,200	(4,154)
Net (gains) losses on sales of available-for-sale securities	(11,204)	95,301	(11,392)
Net gains on sales of loans to dealer conduits	-0-	(9,323)	-0-
Net gains on sales of loans to mortgage conduits	(1,993)	(16,881)	(19,928)
Net loss on dealer securitization	-0-	18,531	-0-
Net loss on loans held for accelerated disposition	-0-	23,414	-0-
Write-down of mortgage conduit assets	-0-	24,751	-0-
Net gains on sales of business operations, subsidiaries and other assets	(3,983)	(19,959)	-0-
Net increase in accrued interest receivable and other assets	(158,496)	(58,989)	(531,927)
Net increase (decrease) in accrued expenses and other liabilities	215,654	(176,666)	(32,371)
Provision for deferred income taxes	191,829	138,154	56,834
Amortization of intangible assets	33,995	37,589	40,306
Other operating activities, net	41,057	60,890	42,054
Net cash provided by operating activities	882,419	855,540	345,210
Investing Activities			
Proceeds from maturities and prepayments of available-for-sale securities	1,281,131	535,098	1,904,594
Proceeds from sales of available-for-sale securities	607,575	4,523,131	2,292,108
Purchases of available-for-sale securities	(2,601,349)	(878,539)	(5,319,935)
Proceeds from maturities, prepayments and calls of held-to-maturity securities	1,963,162	979,239	1,430,693
Purchases of held-to-maturity securities	(1,282,626)	(559,395)	(2,275,882)
Net decrease (increase) in federal funds sold and securities purchased under agreements to resell	1,755,665	(2,023,473)	225,227
Net decrease (increase) in other interest-earning assets	20,602	(43,196)	11,412
Net increase in loans, excluding dealer securitization and mortgage and dealer conduits sales	(887,830)	(3,125,344)	(3,382,611)
Proceeds from sales of loans to dealer conduits	-0-	1,001,106	-0-
Proceeds from sales of loans to mortgage conduits	100,248	1,301,968	1,434,347
Proceeds from securitization of dealer loans	-0-	917,080	-0-
Net purchases of premises and equipment	(184,841)	(51,300)	(2,415)
Net cash from sales of branches, business operations, subsidiaries and other assets	13,000	796,860	98,102
Net cash provided (used) by investing activities	784,737	3,373,235	(3,584,360)
Financing Activities			
Net decrease in deposits	(469,425)	(806,172)	(615,042)
Net (decrease) increase in federal funds purchased and securities sold under agreements to repurchase	(239,968)	(1,775,483)	625,485
Net (decrease) increase in other borrowed funds	(457,394)	(1,598,872)	1,787,483
Issuance of long-term Federal Home Loan Bank advances and other long-term debt	600,983	5,379,388	2,735,384
Payments for maturing long-term debt	(410,081)	(5,097,875)	(1,527,169)
Cash dividends paid	(311,620)	(305,383)	(183,848)
Proceeds from employee stock plans and dividend reinvestment plan	47,492	62,066	53,564
Purchase of common stock	(262,013)	(375,822)	(166,475)
Net cash (used) provided by financing activities	(1,502,026)	(4,518,153)	2,709,382
Increase (decrease) in cash and cash equivalents	165,130	(289,378)	(529,768)
Cash and cash equivalents at beginning of period	1,276,431	1,565,809	2,095,577
Cash and cash equivalents at end of period	$ 1,441,561	$ 1,276,431	$ 1,565,809

See notes to consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AmSouth Bancorporation (AmSouth), through its banking subsidiary, provides a broad array of financial products and services through banking offices located in six Southeastern states with leading market positions in Tennessee, Florida, Alabama, and Mississippi. In addition, AmSouth provides select financial services outside of its banking markets through its other subsidiaries. AmSouth's principal activities include consumer banking, commercial banking and wealth management. The accounting policies of AmSouth and the methods of applying those policies that materially affect the accompanying financial statements are presented below.

Basis of Presentation

The consolidated financial statements include the accounts of AmSouth and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain amounts in the prior years' financial statements have been reclassified to conform to the 2001 presentation. These reclassifications are immaterial and had no effect on net income.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Flows

Cash and due from banks and time deposits in other banks are considered cash and cash equivalents. For the years ended December 31, 2001, 2000 and 1999, AmSouth paid interest of $1,294,156,000, $1,685,198,000 and $1,420,238,000, respectively. For the years ended December 31, 2001, 2000 and 1999, noncash transfers from loans to foreclosed properties were $35,591,000, $26,001,000 and $25,467,000, respectively. Noncash transfers from foreclosed properties to loans for the years ended December 31, 2001, 2000 and 1999 were $687,000, $1,388,000 and $711,000, respectively. For the years ended December 31, 2001, 2000 and 1999, noncash transfers from loans to available-for-sale securities of approximately $1,565,000, $31,472,000 and $9,838,000, respectively, were made in connection with the sale of loans to multi-issuer third-party conduits and the securitization and sale of automobile loans. For the years ended December 31, 2001, 2000 and 1999, noncash transfers from loans to other assets of approximately $1,000,000, $23,965,000 and $16,225,000, respectively, were made in connection with the sale of loans to third-party conduits. During 2000, noncash transfers of approximately $11,413,000 were made from loans to other liabilities to establish reserves for credit exposures associated with dealer indirect automobile loans sold to third-party conduits. During 2001, AmSouth had noncash transfers from held-to-maturity securities to available-for-sale securities of $2,107,919,000. The transfer between categories of securities was associated with the adoption of Statement of Financial Accounting Standards No. 133 at the beginning of 2001. During 1999, AmSouth had noncash transfers from available-for-sale securities to held-to-maturity securities in the amount of $3,010,249,000. Also during 1999, AmSouth had noncash transfers from held-to-maturity securities to available-for-sale securities in the amount of $516,759,000. The transfers between categories of securities in 1999 were the result of portfolio restructurings in connection with the acquisition of First American Corporation (First American). During 1999, AmSouth also had noncash transfers from loans and the allowance for loan losses to loans held for sale of $149,253,000 and $71,000,000, respectively, associated with a decision to exit a portion of its healthcare loan business.

Securities

Securities are classified as either held-to-maturity, available-for-sale or trading. AmSouth defines held-to-maturity securities as debt securities which management has the positive intent and ability to hold to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and accretion of discounts on the constant effective yield method. Trading securities are carried at market. Market adjustments and realized gains or losses on the sale of trading securities are reported as other noninterest revenues. Available-for-sale securities are defined as equity securities and debt securities not classified as trading securities or held-to-maturity securities. Available-for-sale securities are carried at fair value. Unrealized holding gains or losses, net of deferred taxes, on available-for-sale securities are excluded from earnings and reported in accumulated other comprehensive income/(loss) within shareholders' equity. AmSouth determines the appropriate classification of debt securities at the time of purchase. Gains and losses from sales of available-for-sale securities are computed using the specific identification method.

Loans Held for Sale

At December 31, 2001 and 2000, loans held for sale represented residential mortgage loans held for sale. Loans held for sale are carried at the lower of aggregate cost or market value. Market adjustments and realized gains and losses are classified as other noninterest revenues.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are generally treated as collateralized financing transactions and are recorded at the amount at which the securities were acquired or sold plus accrued interest. It is AmSouth's policy to take possession of securities purchased under resale agreements. The market value of the collateral is monitored and additional collateral obtained when deemed appropriate. Securities sold under repurchase agreements are delivered to either broker-dealers or to custodian accounts. The broker-dealers may sell, loan or otherwise dispose of such securities to other parties in the normal course of their operations but have agreed to resell to AmSouth identical securities at the maturity of the agreements.

Interest Rate Contracts and Other Derivative Financial Instruments

AmSouth has from time to time utilized various derivative instruments such as interest rate swaps, forward interest rate swaps, interest rate caps, floors, and futures contracts to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows.

At January 1, 2001, AmSouth adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, (Statement 133) which requires all derivative instruments to be carried at fair value as either assets or liabilities in the statement of condition. Statement 133 provides special accounting provisions for derivative instruments that qualify for hedge accounting. To be eligible for hedge accounting treatment, under Statement 133, AmSouth must specifically designate a derivative as a hedging instrument as well as identify the specific risk being hedged. The derivative instrument then must be shown to meet specific effectiveness requirements under Statement 133 to qualify for special hedge accounting. During 2001, AmSouth had designated certain derivative instruments as fair value or cash flow hedges.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, such as interest rate risks, are considered fair value hedges under Statement 133. For derivative instruments that are designated and qualify as fair value hedges, the changes in the fair value of the derivative instrument are recorded in noninterest revenues and are offset by the changes in the fair value related to the risk being hedged of the hedged asset or liability. The corresponding adjustment to the hedged asset or liability is included in the basis of the hedged item, while the corresponding change in the fair value of the derivative instrument is recorded as an adjustment to other assets or other liabilities.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For derivative instruments that are designated and qualify as cash flow hedges, the fair value of the derivative instrument is recorded on the statement of condition as either a freestanding asset or liability. The effective portion of the change in fair value of the derivative instrument is recorded as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in other noninterest revenue during the period of change. For derivative instruments not designated as hedging instruments, the derivative is recorded as a freestanding asset or liability with the change in value being recognized in current earnings during the period of change.

AmSouth, at the hedge's inception and at least quarterly thereafter, performs a formal assessment to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in the fair values or cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued prospectively and the derivative instrument continues to be carried at fair value with all changes in fair value being recorded in noninterest revenue but with no corresponding offset being recorded on the hedged item or in other comprehensive income for cash flow hedges.

AmSouth also enters into various derivative agreements, such as forward and option contracts, to protect against changes in interest rates and prices on its mortgage pipeline. These derivatives, however, do not qualify for hedge accounting under Statement 133. Therefore, these derivatives are marked to market through earnings. Statement 133 also requires that certain contracts and commitments be recognized and recorded as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative. In accordance with this requirement, AmSouth also records as derivatives, residential mortgage loan commitments associated with mortgages held for sale.

On a limited basis, AmSouth also enters into various derivative agreements with customers desiring protection from possible adverse future fluctuations in interest rates or foreign currency exchange rates. As an intermediary, AmSouth generally maintains a portfolio of matched offsetting derivative agreements. These contracts are marked to market through earnings.

Prior to January 1, 2001, unrealized gains and losses on derivatives used for hedging purposes were generally not required to be recorded in the financial statements. Realized gains and losses on contracts either settled or terminated were recorded as an adjustment to the basis of the asset or liability being hedged and amortized into the income statement over either the remaining life of the derivative instrument or the expected life of the asset or liability. Net amounts receivable or payable of contracts hedging either interest-earning assets or interest-bearing liabilities were accrued as an adjustment to either interest income or interest expense.

See discussion of recent accounting pronouncements later within Note 1 for a further discussion of the impact of adopting Statement 133 on January 1, 2001. See Note 13 for additional disclosures required by Statement 133.

Loans

Interest income on commercial and real estate loans is accrued daily based upon the outstanding principal amounts except for those classified as nonaccrual loans. Interest income on certain consumer loans is accrued monthly based upon the outstanding principal amounts except for those classified as nonaccrual loans. Interest accrual is discontinued when it appears that future collection of principal or interest according to the contractual terms may be doubtful. Interest collections on nonaccrual loans for which the ultimate collectibility of principal is uncertain are applied as principal reductions. Otherwise, such collections are credited to income when received. Loan and lease origination and commitment fees and certain direct loan origination costs are deferred and amortized over the estimated life of the related loans or commitments as a yield adjustment.

Impaired loans are specifically reviewed loans for which it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Impairment of a loan is measured by comparing the recorded investment in the loan with the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A valuation allowance is provided to the extent that the measure of the impaired loans is less than the recorded investment. A loan is not considered impaired during a period of delay in payment if the ultimate collectibility of all amounts due is expected. Larger groups of homogeneous loans such as consumer installment, bankcard and residential real estate mortgage loans are collectively evaluated for impairment. Impaired loans are, therefore, primarily commercial and commercial real estate loans. Payments received on impaired loans for which the ultimate collectibility of principal is uncertain are generally applied first as principal reductions.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which is considered to be adequate to reflect estimated credit losses for specifically identified loans, as well as estimated probable credit losses inherent in the remainder of the loan portfolio at the balance sheet date. The allowance for loan losses is determined based on various components in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (Statement 5) for pools of loans and Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (Statement 114) for individually impaired loans. A formal review of the allowance for loan losses is prepared quarterly to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. For purposes of the quarterly review, the consumer loan portfolios are separated by loan type, and each loan type is treated as a homogeneous pool. In accordance with the Interagency Policy Statement on the Allowance for Loan and Lease Losses, issued by the Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, Federal Reserve Board, and Office of Thrift Supervision, the allowance allocated to each of these pools is based upon historical charge-off rates and trends in quarterly annualized charge-off rates for each pool, adjusted for changes in these pools which includes current information on the credit performance of each pool of loans. Every commercial and commercial real estate loan is assigned a risk rating on a thirteen point numerical scale by loan officers using established credit policy guidelines. These risk ratings are periodically reviewed, and all risk ratings are subject to review by an independent Credit Review Department. Each risk rating is assigned an allocation percentage which, when multiplied times the dollar value of loans in that risk category, results in the amount of the allowance for loan losses allocated to these loans. Exclusive of classified loans reviewed under the guidance of Statement 114, the allocation of allowance for loans with grades of "pass" and "criticized" is based upon historical loss rates adjusted for current conditions that include current economic developments. The allocation for loans with a classified grade is based upon regulatory guidance. Every nonperforming loan in excess of $500,000, however, is reviewed quarterly by AmSouth's Special Assets Department to determine the level of loan losses required to be specifically allocated to these impaired loans. Management reviews its allocation of the allowance for loan losses versus actual performance of each of its portfolios and adjusts allocation rates to reflect the recent performance of the portfolio as well as current underwriting standards and other factors which might impact the estimated losses inherent in the portfolio.

In determining the appropriate level for the allowance, management ensures that the overall allowance appropriately reflects the current macroeconomic conditions, industry exposure and a margin for the imprecision inherent in most estimates of expected credit losses. This additional allowance is reflected in the unallocated portion of the allowance. Based on management's periodic evaluation of the allowance for loan losses, a provision for loan losses is charged to operations if additions to the allowance are required.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provisions for depreciation and amortization are computed generally by the straight-line method over the estimated useful lives of the assets or terms of the leases, as applicable. The annual provisions for depreciation and amortization have been computed principally using estimated lives of five to forty years for premises and three to twelve years for furniture and equipment.

Intangible Assets

Intangible assets, primarily goodwill, are included in other assets. Prior to the adoption of Statement of Financial Accounting Standards No. 141, "Business Combinations" (Statement 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142), goodwill was amortized on a straight-line basis primarily over ten to twenty-five years. Other identified intangibles, primarily core deposit rights, are amortized over a period no greater than fifteen years. As events or changes in circumstances warrant, AmSouth reviews the carrying value of goodwill and other identified intangibles to determine if any impairment has occurred or if the period of recoverability has changed. If this review indicates that goodwill or deposit intangibles will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, their carrying value will be reduced by the estimated shortfall of such cash flows. At December 31, 2001, 2000 and 1999, goodwill, net of amortization, totaled $288,365,000, $320,010,000 and $391,221,000, respectively, and deposit and other intangibles equaled $18,696,000, $21,090,000 and $32,252,000, respectively. On January 1, 2002, AmSouth adopted the provisions of Statement 142 as discussed in "Recent Accounting Pronouncements."

Income Taxes

The consolidated financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes and for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. Deferred tax assets and liabilities are recorded for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Stock-Based Compensation

AmSouth adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123) which allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" (Opinion 25). AmSouth has elected to follow Opinion 25 and related interpretations in accounting for its employee stock options. Compensation cost for fixed and variable stock-based awards is measured by the excess, if any, of the fair market price of the underlying stock over the amount the individual is required to pay. Compensation cost for fixed awards is measured at the grant date, while compensation cost for variable awards is estimated until both the number of shares an individual is entitled to receive and the exercise or purchase price are known (measurement date). See Note 17 for a further description of the assumptions used for preparing the pro forma disclosures as prescribed by Statement 123.

Earnings Per Common Share

Earnings per common share is obtained by dividing net income available to common stockholders by the weighted average outstanding shares of common stock. The diluted calculation of earnings per common share is obtained by dividing net income by the weighted average outstanding shares of common stock adjusted for effects of stock options and restricted stock outstanding. See Note 16 for the reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

AmSouth periodically sells receivables, such as commercial loans, residential mortgage loans and dealer loans, in securitizations and to third-party conduits. When AmSouth sells these receivables, it may retain a continuing interest in these receivables in the form of interest-only strips, one or more subordinated tranches, servicing rights, or cash reserve accounts. Any gain or loss on the sale of the receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests, so AmSouth generally estimates fair value based on the present value of expected future cash flows using management's best estimates of the key assumptions – expected credit losses, prepayment speeds, weighted average life, and discount rates commensurate with the risks involved. In calculating prepayment rates, AmSouth utilizes a variety of prepayment models depending on the loan type and specific transaction requirements. The models used by AmSouth include the constant prepayment rate model (CPR), the absolute prepayment speed model (ABS) and the Bond Market Trade Association's Mortgaged Asset-Backed Securities Division's prepayment model (PSA). See Note 23 for the assumptions used by AmSouth in 2001 and 2000. See additional discussion of recent accounting pronouncements below.

Recent Accounting Pronouncements

In June 1998, Statement 133 was issued by the Financial Accounting Standards Board (FASB). Statement 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. It requires all derivatives to be recorded on the balance sheet at fair value and establishes unique accounting treatment for the following three different types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments, referred to as fair value hedges; hedges of the variable cash flows of forecasted transactions, including variable rate instruments, referred to as cash flow hedges; and hedges of foreign currency exposures of net investments in foreign operations. The accounting for each of the three types of hedges results in recognizing offsetting changes in value or cash flows of both the hedge and the hedged item in earnings in the same period. Changes in the fair value of derivatives that do not meet the criteria of one of these three types of hedges are included in earnings in the period of change. Statement 133 was originally effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date of Statement 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133," which was effective simultaneously with Statement 133. Statement 138 did not amend any of the fundamental precepts of Statement 133, but did address a limited number of implementation issues.

As discussed in Note 13 to the Consolidated Financial Statements, AmSouth uses derivative instruments to protect against the risk of adverse interest rate movements on the value of certain assets and liabilities or on future cash flows. On January 1, 2001, AmSouth adopted Statement 133, as amended, and at that time, recorded as assets or liabilities the fair value of all outstanding derivative instruments. In conjunction with its adoption of Statement 133, AmSouth designated anew the derivative instruments used for risk management into hedging relationships in accordance with the requirements of the new standard. Derivative instruments used to hedge changes in the fair value of assets and liabilities due to changes in interest rates were designated as fair value hedges. Derivative instruments used to hedge the variability of forecasted cash flows attributable to interest rate risk were designated as cash flow hedges. The after-tax transition adjustment associated with the adoption of Statement 133 was immaterial to net income and increased other comprehensive income by approximately $5,650,000, of which $2,031,000 was reclassified into earnings during 2001 due to the receipt of variable interest on its hedged variable rate loans. AmSouth also recorded an increase to other comprehensive income of $26,612,000 as a result of transferring $2,107,919,000 of securities from held-to-maturity to available-for-sale in conjunction with the adoption of Statement 133. The transition amounts were determined based on the interpretive guidance issued by the FASB to date. The FASB continues to issue interpretive guidance, which could require changes to AmSouth's application of Statement 133.

In September 2000, Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (Statement 140), was issued by the FASB. Statement 140 replaced Statement 125, issued in June 1996. Statement 140 revised the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carried over most of Statement 125's provisions without reconsideration. Statement 140 was effective for transfers occurring after March 31, 2001, except for certain paragraphs related to the isolation standards for financial institutions subject to receivership by the FDIC or other affected entities. For these entities, Statement 140's isolation standards were effective for transfers of financial assets occurring after December 31, 2001. Therefore, affected institutions had until December 31, 2001, to modify documents establishing securitization structures to comply with the new isolation standards. The adoption of Statement 140 had no material impact on AmSouth's financial condition or results of operations.

In July 2001, the FASB issued Statement 141 and Statement 142. Statement 141 required that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also specified the criteria for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. Statement 142 will require goodwill and intangible assets with indefinite useful lives to no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require intangible assets with definite useful lives to be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with the FASB's Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (Statement 121).

Statement 141 required upon adoption of Statement 142, that AmSouth evaluate its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and make any necessary reclassifications to conform with the new criteria in Statement 141. Upon adoption of Statement 142, AmSouth is required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, AmSouth is required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

At December 31, 2001, AmSouth had unamortized goodwill in the amount of $288.4 million, and unamortized identifiable intangible assets in the amount of $18.7 million, all of which will be subject to the transition provisions of Statements 141 and 142. AmSouth adopted the provisions of Statement 141 as of July 1, 2001, and Statement 142 effective January 1, 2002. As part of its adoption of Statement 142, AmSouth has performed a preliminary transitional impairment test on its goodwill assets and at this time does not expect an impairment loss to be recorded in 2002 as a result of this test. AmSouth does not currently have any other indefinite-lived intangible assets recorded on its statement of financial condition. In addition, no material reclassifications or adjustments to the useful lives of finite-lived intangible assets are anticipated as a result of adopting the new guidance. The adoption of Statement 142 is expected to result in an increase in net income of approximately $29.0 million or approximately $.08 per share in 2002 as a result of AmSouth no longer having to amortize its goodwill against earnings.

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement 144). Statement 144 supersedes Statement 121 and provides a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of Statement 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. Statement 144 also supersedes the provisions of APB Opinion 30 with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred (rather than as of the measurement date as presently required by APB Opinion 30). In addition, more dispositions will qualify for discontinued operations treatment in the income statement. This statement will be effective for AmSouth beginning January 2002. AmSouth does not anticipate that this statement will have a material impact on its financial condition or results of operations.

NOTE 2 – MERGERS AND ACQUISITIONS

On October 1, 1999, AmSouth issued 214.5 million common shares to acquire First American. AmSouth exchanged 1.871 shares of its common stock for each share of First American common stock. First American was a $22.2 billion asset financial service holding company headquartered in Nashville, Tennessee, with banking offices in Tennessee, Mississippi, Louisiana, Arkansas, Virginia, and Kentucky. The transaction was accounted for as a pooling-of-interests, and, accordingly, the consolidated financial statements have been restated to include the results of First American for all periods presented.

NOTE 3 – MERGER-RELATED COSTS

AmSouth recorded merger and integration charges of $77.4 million and $268.8 million in 2000 and 1999, respectively. In addition, AmSouth recorded other merger-related charges of $32.8 million and $32.6 million in 2000 and 1999, respectively. Merger-related charges in 2000 were associated with the acquisition of First American. Merger-related charges of $301.4 million recorded in 1999 were associated with the acquisition of First American as well as conversion costs related to the acquisitions of Deposit Guaranty Corporation, Pioneer Bankshares, Inc, Middle Tennessee Bank, CSB Financial Corporation and Peoples Bank. The components of the charges are shown below:

	Years Ended December 31		
(In millions)	**2001**	2000	1999
Merger and integration costs:			
Severance and personnel-related costs	**$-0-**	$ 15.9	$130.1
Investment banking and other transaction costs	**-0-**	0.9	53.8
Occupancy and equipment charges	**-0-**	40.8	59.2
Systems and operations conversions	**-0-**	19.8	25.7
Total merger and integration costs	**-0-**	77.4	268.8
Other merger-related charges	**-0-**	32.8	32.6
Total merger-related charges	**$-0-**	$110.2	$301.4

Severance and personnel-related costs included the cost of severance, retention, change-in-control, outplacement, and other benefits associated with the termination of employees primarily in corporate support and data processing functions. For the First American merger, approximately 2,200 positions were eliminated in 1999 and 2000 of which approximately 1,700 were through merger-related workforce reduction and 500 were through merger-related divestitures. Occupancy and equipment charges represented lease termination costs and impairment of assets for redundant office space, equipment and branches vacated and disposed of as part of the integration plan. Systems and operations conversion costs resulted from the conversions and integration of the acquired branches and operations and included incremental costs such as special contract labor and incentives, consulting fees and mailing and preparation costs for customer communications for the conversion of customer accounts. Other merger-related costs included printing and distribution of conversion related instructional materials and manuals and relocation expenses and, in 1999, a provision for losses resulting from systems conversions and process integration related to prior First American mergers. The 1999 loss provision covers dishonored return items, unidentified customer debits, unmatched or unlocated items, and other similar losses. The following table presents a summary of activity with respect to AmSouth's merger and integration accrual:

(In millions)	**2001**	2000	1999
Balance at the beginning of the year	**$ 39.6**	$ 70.7	$ 18.8
Provision charged to operating expense	**-0-**	44.8	301.4
Cash outlays	**(10.8)**	(75.0)	(150.9)
Noncash write-downs and charges	**(2.0)**	(.9)	(98.6)
Balance at the end of the year	**$ 26.8**	$ 39.6	$ 70.7

The components of the merger and integration accrual at December 31 were as follows:

(In millions)	**2001**	2000
Severance and personnel-related costs	**$20.0**	$24.8
Occupancy and equipment charges	**6.8**	14.8
Total	**$26.8**	$39.6

At December 31, 2001, the liability for severance and personnel-related costs was accrued for retirement and severance liabilities that will be paid out over an extended period of time based on the retirement and life expectancy of the beneficiaries. The remaining occupancy and equipment accrual is related to long-term lease agreements on redundant branch and office space vacated as part of the merger restructuring. This liability will be paid down over the lives of the various leases.

In addition to the merger-related costs, AmSouth also recorded, during 1999, the following charges related to the First American acquisition: an $8.0 million impairment charge on a portfolio investment and $7.6 million of charges related to conforming accounting adjustments. The impairment charge and $0.8 million of the conforming accounting adjustments were recorded as reductions to other noninterest revenues. $3.0 million of the conforming accounting charges were recorded in the provision for loan losses. The remaining $3.8 million of conforming accounting adjustments were recorded in various categories of noninterest expense.

NOTE 4 – CASH AND DUE FROM BANKS

AmSouth's banking subsidiaries are required to maintain reserve balances with the Federal Reserve Bank based on a percentage of deposits reduced by their cash on hand. The average amount of those reserves was approximately $32,030,000 and $13,150,000 for the years ended December 31, 2001 and 2000, respectively.

NOTE 5 – AVAILABLE-FOR-SALE SECURITIES

The following is a summary of available-for-sale securities at December 31:

	2001				2000			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount
U.S. Treasury and federal agency securities	$ 69,085	$ 3,378	$ 21	$ 72,442	$ 124,470	$ 4,336	$ 497	$ 128,309
Mortgage-backed securities	4,020,414	73,649	10,716	4,083,347	1,242,565	17,719	2,048	1,258,236
State, county and municipal securities	86,947	2,268	167	89,048	65,842	1,426	399	66,869
Other debt securities	212,913	39,708	1,839	250,782	125,082	-0-	160	124,922
Equity securities	337,053	31	3,191	333,893	339,360	22	8,801	330,581
	$4,726,412	$119,034	$15,934	$4,829,512	$1,897,319	$23,503	$11,905	$1,908,917

The carrying amount and amortized cost of available-for-sale securities by maturity at December 31, 2001, are as follows:

(In thousands)	Amortized Cost	Carrying Amount
Due within 1 year	$ 12,970	$ 38,184
Due after 1 year through 5 years	135,917	149,689
Due after 5 years through 10 years	74,612	78,093
Due after 10 years	145,446	146,306
Mortgage-backed securities	4,020,414	4,083,347
Equity securities	337,053	333,893
	$4,726,412	$4,829,512

In 2001, 2000 and 1999, AmSouth realized gross gains of $11,779,000, $10,784,000 and $32,672,000, respectively, and gross losses of $575,000, $106,085,000 and $21,280,000, respectively, on sales of available-for-sale securities. Equity securities included $336.5 million, $327.9 million and $265.8 million of amortized costs related to Federal Reserve Bank stock and Federal Home Loan Bank stock as of December 31, 2001, 2000 and 1999, respectively.

NOTE 6 – HELD-TO-MATURITY SECURITIES

The amounts at which held-to-maturity securities are carried and their approximate fair market values at December 31 are summarized as follows:

	2001				2000			
(In thousands)	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Treasury and federal agency securities	**$ 91,280**	**$ 3,239**	**$ 1,882**	**$ 92,637**	$ 551,894	$ 10,675	$ 8,071	$ 554,498
State, county and municipal securities	**342,235**	**17,194**	**7,652**	**351,777**	386,832	19,682	4,229	402,285
Mortgage-backed securities	**3,450,737**	**73,934**	**19,965**	**3,504,706**	5,574,040	119,947	60,415	5,633,572
Other securities	**118,222**	**3,668**	**2**	**121,888**	137,673	2,068	216	139,525
	$4,002,474	**$98,035**	**$29,501**	**$4,071,008**	$6,650,439	$152,372	$72,931	$6,729,880

The carrying amount and approximate market value of held-to-maturity securities by maturity at December 31, 2001 are as follows:

(In thousands)	Carrying Amount	Market Value
Due within 1 year	$ 37,043	$ 36,132
Due after 1 year through 5 years	12,546	12,993
Due after 5 years through 10 years	77,276	81,482
Due after 10 years	424,872	435,695
Mortgage-backed securities	3,450,737	3,504,706
	$4,002,474	$4,071,008

In connection with AmSouth's adoption of Statement 133, certain held-to-maturity securities with a total amortized cost of $2,107,919,000 were transferred to available-for-sale. The unrealized net gain at the date of transfer was $26,612,000. There were no sales of held-to-maturity securities during 2001, 2000 or 1999. Held-to-maturity and available-for-sale securities with a carrying amount of $6,317,593,000 and $7,805,807,000 at December 31, 2001 and 2000, respectively, were pledged to secure short-term and long-term borrowings, public deposits, trust funds, and for other purposes as required or permitted by law.

NOTE 7 – LOANS

The major categories of loans net of unearned income at December 31 are summarized as follows:

	2001		2000	
(Dollars in thousands)	Amount	Percent	Amount	Percent
Commercial:				
Commercial and industrial	$ 6,890,989	27.4%	$ 7,312,845	29.7%
Commercial loans secured by real estate	1,682,030	6.7	1,765,092	7.2
Total commercial	8,573,019	34.1	9,077,937	36.9
Commercial real estate:				
Commercial real estate mortgages	2,137,440	8.5	2,322,952	9.5
Real estate construction	2,364,527	9.4	2,517,172	10.2
Total commercial real estate	4,501,967	17.9	4,840,124	19.7
Consumer:				
Residential first mortgages	1,666,287	6.6	1,358,061	5.5
Equity loans and lines	5,404,662	21.5	4,655,895	18.9
Dealer indirect	3,382,092	13.5	2,989,910	12.1
Revolving credit	519,761	2.1	505,234	2.1
Other consumer	1,076,705	4.3	1,189,274	4.8
Total consumer	12,049,507	48.0	10,698,374	43.4
	$25,124,493	100.0%	$24,616,435	100.0%

Included in commercial and industrial loans were $1,701,013,000 and $1,085,689,000 of rentals receivable on leveraged leases, $367,034,000 and $367,715,000 of estimated residuals on leveraged leases, net of $717,989,000 and $452,110,000 of unearned income on leveraged leases at December 31, 2001 and 2000, respectively. Pretax income from leveraged leases for the years ending December 31, 2001, 2000 and 1999 was $51,921,000, $40,373,000 and $54,616,000, respectively. The after tax effect of this income was a benefit of $5,569,000, a benefit of $7,530,000, and an expense of $20,758,000 for the years ending December 31, 2001, 2000 and 1999, respectively. During 2001 and 2000, AmSouth transferred the responsibility for the management of certain operations associated with lease assets located outside of the United States to a foreign subsidiary, thereby lowering the effective tax rate on certain existing leveraged lease investments. In accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases," net income from the leases was recalculated from their inception based on the new effective tax rate increasing net income for 2001 and 2000 by $11.1 million and $7.0 million, respectively. These adjustments included a deferral of previously recognized pretax leveraged lease earnings to later periods, which reduced pretax net interest income by $20.9 million and $24.5 million in 2001 and 2000, respectively. Total pretax income over the terms of the leveraged leases will be unaffected by the change in the effective tax rate. The year-to-date reduction in net interest income was more than offset by a $31.9 million and $31.5 million reduction in deferred income taxes in 2001 and 2000, respectively. AmSouth intends to permanently reinvest earnings of this foreign subsidiary and, therefore, in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred taxes of $63.4 million and $31.5 million had not been provided as of December 31, 2001 and 2000, respectively.

At December 31, 2001 and 2000, nonaccrual loans totaled $159,274,000 and $179,659,000, respectively. The amount of interest income actually recognized on these loans during 2001 and 2000 was approximately $3,915,000 and $5,159,000, respectively. The additional amount of interest income that would have been recorded during 2001 and 2000 if these loans had been current in accordance with their original terms was approximately $16,935,000 and $12,687,000, respectively.

At December 31, 2001 and 2000, the recorded investment in loans that were considered to be impaired was $107,303,000 and $110,968,000, respectively (primarily all of which were on a nonaccrual basis). There was approximately $24,832,000 and $43,849,000 at December 31, 2001 and 2000, respectively, in the allowance for loan losses specifically allocated to $80,166,000 and $106,625,000 of impaired loans. No specific reserve was required for $27,137,000 and $4,343,000 of impaired loans at December 31, 2001 and 2000, respectively. The average recorded investment in impaired loans for the years ended December 31, 2001, 2000 and 1999 was approximately $123,220,000, $70,471,000 and $61,880,000, respectively. No material amount of interest income was recognized on impaired loans for the years ended December 31, 2001, 2000 and 1999.

Certain executive officers and directors of AmSouth and their associates were loan customers of AmSouth during 2001 and 2000. Such loans are made in the ordinary course of business at normal credit terms, including interest rates and collateral, and do not represent more than a normal risk of collection. Total loans to these persons at December 31, 2001 and 2000, amounted to approximately $28,500,000 and $70,987,000, respectively. Activity during 2001 in loans to related parties included loans of approximately $176,855,000 and payments of approximately $177,419,000. Reductions of $41,935,000 were made for directors and their affiliates that are no longer related, and net additions of $12,000 were made representing other changes.

NOTE 8 - ALLOWANCE FOR LOAN LOSSES

A summary of changes in the allowance for loan losses is shown below:

(In thousands)	**2001**	2000	1999
Balance at January 1	**$ 380,434**	$ 354,679	$ 370,065
Loans charged off	**(249,886)**	(178,388)	(148,287)
Recoveries of loans previously charged off	**45,959**	54,037	45,381
Net charge offs	**(203,927)**	(124,351)	(102,906)
Addition to allowance charged to expense	**187,100**	227,600	165,626
Allowance sold/transferred to loans held for sale, net	**-0-**	(74,591)	(73,000)
Allowance transferred to other liabilities	**-0-**	(2,903)	(5,106)
Balance at December 31	**$ 363,607**	$ 380,434	$ 354,679

NOTE 9 – PREMISES AND EQUIPMENT

Premises and equipment at December 31 are summarized as follows:

(In thousands)	**2001**	2000
Land	**$ 114,154**	$ 108,020
Buildings	**470,189**	407,077
Furniture and fixtures	**708,728**	611,368
Leasehold improvements	**134,411**	120,140
	1,427,482	1,246,605
Less: Accumulated depreciation and amortization	**698,099**	612,404
	$ 729,383	$ 634,201

NOTE 10 – DEPOSITS

The aggregate amount of time deposits of $100,000 or more, excluding certificates of deposit of $100,000 or more, in domestic bank offices was $209,955,000 and $198,639,000 at December 31, 2001 and 2000, respectively. In addition, a majority of foreign time deposits were in amounts in excess of $100,000.

At December 31, 2001, the aggregate maturities, in thousands, of time deposits are summarized as follows:

2002	$7,076,868
2003	1,173,995
2004	212,778
2005	483,916
2006 and thereafter	190,046
	$9,137,603

NOTE 11 – OTHER BORROWED FUNDS

Other borrowed funds at December 31 are summarized as follows:

(In thousands)	**2001**	2000
Treasury, tax and loan notes	**$25,000**	$ 24,785
Short-term bank notes	**-0-**	450,000
Commercial paper	**9,905**	12,494
Other borrowings	**44,549**	49,569
	$79,454	$536,848

At December 31, 2001, AmSouth had a line of credit arrangement enabling it to borrow up to $25,000,000 subject to such terms as AmSouth and the lender may mutually agree. The arrangement is reviewed annually for renewal of the credit line. The line was not in use at December 31, 2001.

The interest rate on the treasury, tax and loan notes was 1.52% and 6.50% at December 31, 2001 and 2000, respectively. All other borrowed funds had interest rates ranging from 0.56% to 11.61% at December 31, 2001 and from 3.50% to 10.47% at December 31, 2000. The weighted-average interest rate for other borrowed funds outstanding at December 31, 2001 and 2000 was 5.42% and 6.44%, respectively.

NOTE 12–LONG-TERM DEBT

Long-term debt at December 31 is summarized as follows:

(In thousands)	**2001**	2000
Long-term Federal Home Loan Bank advances	**$5,093,834**	$4,898,308
Other long-term debt:		
6.45% Subordinated Notes Due 2018	**303,025**	303,523
6.125% Subordinated Notes Due 2009	**174,640**	174,495
6.75% Subordinated Debentures Due 2025	**149,933**	149,915
7.75% Subordinated Notes Due 2004	**149,778**	149,687
7.25% Senior Notes Due 2006	**99,691**	99,620
6.875% Subordinated Notes Due 2003	**49,958**	49,926
6.625% Subordinated Notes Due 2005	**49,788**	49,736
Long-term notes payable	**2,813**	7,215
Capitalized lease obligations	**759**	980
Statement 133 valuation adjustments	**28,036**	-0-
Total other long-term debt	**1,008,421**	985,097
	$6,102,255	$5,883,405

Advances from the Federal Home Loan Bank (FHLB) had maturities ranging from 2002 to 2020 and interest rates ranging from 0.50% to 8.10%. Of the balances outstanding at December 31, 2001, $4.87 billion is callable by the FHLB during the first quarter of 2002. Under the Blanket Agreement for Advances and Security Agreement with the FHLB, commercial real estate loans, residential mortgage loans, mortgage-backed securities and home equity lines and loans are pledged as collateral for the FHLB advances outstanding.

The 6.45% Subordinated Notes Due 2018 were issued February 1, 1998, by AmSouth's bank subsidiary (AmSouth Bank) at a price of 101.702%. The net proceeds to AmSouth Bank after commissions totaled $303,156,000. The notes will mature February 1, 2018, and were issued with embedded put and call options that could require AmSouth Bank to repurchase the notes at face value on February 1, 2008. If the bank does not repurchase the debt, the interest rate on the notes will be reset on February 1, 2008, based on a set formula. AmSouth Bank entered into interest rate swaps in the notional amount of $175,000,000 to hedge the fair value of these notes. These swaps require AmSouth Bank to pay variable rates based on the 30-day and 90-day London Interbank Offered Rate (LIBOR) on notional amounts of $75,000,000 and $100,000,000, respectively.

The 6.125% Subordinated Notes Due 2009 were issued March 1, 1999, at a discounted price of 99.175%. The net proceeds to AmSouth after commissions totaled $172,419,000. The notes will mature March 1, 2009, and AmSouth may redeem some, or all, of the notes prior to March 1, 2009, at the greater of 100% of the principal amount, or an amount based on a preset formula. AmSouth entered into interest rate swaps in the notional amount of $175,000,000 to hedge the fair value of these notes. These swaps require AmSouth to pay variable interest rates based on the 30-day LIBOR on notional amounts of $175,000,000.

The 6.75% Subordinated Debentures Due 2025, were issued November 6, 1995, at a discounted price of 99.883%. The net proceeds to AmSouth after commissions totaled $148,900,000. The debentures will mature on November 1, 2025, and may be redeemed on November 1, 2005, at the option of the registered holders thereof.

The 7.75% Subordinated Notes Due 2004 were issued May 19, 1994, at a discounted price of 99.389%. The net proceeds to AmSouth after commissions totaled $148,100,000. The notes will mature on May 15, 2004, and are not redeemable prior to maturity. AmSouth has entered into interest rate swaps in the notional amount of $125,000,000 to hedge the fair value of these notes. These swaps require AmSouth to pay variable interest rates based on 30-day LIBOR.

The 7.25% Senior Notes Due 2006, were issued April 26, 1996, at a discounted price of 99.381%. The net proceeds to AmSouth after commissions totaled $98,731,000. The notes will mature May 1, 2006, and are not redeemable prior to maturity. AmSouth has entered into interest rate swaps in the notional amount of $100,000,000 to hedge the fair value of these notes. These swaps require AmSouth to pay variable interest rates based on 30-day LIBOR.

The 6.875% Subordinated Notes Due 2003 were issued April 22, 1993, at a discounted price of 99.36%. The net proceeds to AmSouth after commissions totaled $49,355,000. The notes will mature April 15, 2003, and are not redeemable prior to maturity.

The 6.625% Subordinated Notes Due 2005 were issued December 18, 1995, at a discounted price of 99.675%. The net proceeds to AmSouth after commissions totaled $49,512,500. The notes will mature December 18, 2005, and are not redeemable prior to maturity. AmSouth has entered into interest rate swaps in the notional amount of $50,000,000 to hedge the fair value of these notes. These swaps require AmSouth to pay variable interest rates based on 30-day LIBOR.

Long-term notes payable at December 31, 2001, included notes maturing from 2004 to 2012 with interest rates ranging from 1.45% to 8.00%.

The aggregate stated maturities, in thousands, of long-term debt outstanding at December 31, 2001, are summarized as follows:

2002	$ 5,548
2003	881,065
2004	158,685
2005	1,258,322
2006	99,717
Thereafter	3,698,918
	$6,102,255

NOTE 13 – DERIVATIVE FINANCIAL AGREEMENTS

AmSouth uses a variety of derivative financial instruments to enable it to manage its exposure to changes in interest rates. AmSouth also enters into similar instruments to help customers manage their exposure to interest rate and foreign currency fluctuations and to finance international activities.

Forward contracts provide AmSouth and its customers a means of managing the risks of changing interest and foreign exchange rates. These contracts represent commitments either to purchase or sell securities, loans, other money market instruments or foreign currency at a future date and at a specified price. AmSouth is subject to the market risk associated with changes in the value of the underlying financial instrument as well as the credit risk that another party will fail to perform. The gross contract amount of forward contracts represents the extent of AmSouth's involvement. However, those amounts significantly exceed the future cash requirements as AmSouth intends to close out open trading positions prior to settlement and thus is subject only to the change in value of the instruments. The gross amount of contracts represents AmSouth's maximum exposure to credit risk. At December 31, 2001, AmSouth had $3,876,000 recorded in other assets associated with $228 million notional amount of open forward contracts to sell residential mortgage loans. At December 31, 2000, AmSouth had $86 million notional amount of open forward contracts to sell residential mortgage loans which under accounting guidance prior to Statement 133 were treated as off-balance sheet.

Interest rate swaps are agreements to exchange interest payments computed on notional amounts. Swaps subject AmSouth to market risk associated with changes in interest rates, as well as the credit risk that another party will fail to perform. Interest rate caps and floors are contracts in which a counterparty pays or receives a cash payment from another counterparty if a floating rate index rises above or falls below a predetermined level. The present value of purchased caps and floors in a gain position represents the potential credit risk to AmSouth.

Market risk resulting from a position in a particular derivative financial instrument may be offset by other balance sheet transactions. AmSouth monitors overall sensitivity to interest rate changes by analyzing the net effect of potential changes in interest rates on the market value of both derivative and other financial instruments and the related future cash flow streams. AmSouth manages the credit risk of counterparty defaults in these transactions by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, and by monitoring the size and maturity structure of the derivative portfolio. AmSouth requires collateralization by a counterparty on credit exposure above a specified credit limit. At December 31, 2001, AmSouth's credit exposure related to interest rate swaps was $70,425,000 which represents the unrealized gains on these derivative instruments. Trading and dealer activities in the aggregate are not material to AmSouth and are not separately disclosed.

Note 1 to the Consolidated Financial Statements includes a summary of how derivative instruments used for interest rate risk management are accounted for in the financial statements. In 2001, the accounting for these instruments changed to comply with the requirements of Statement 133, which was adopted by AmSouth on January 1, 2001. The new accounting requirements are discussed in Note 1 as well.

Interest Rate Risk Management

As part of managing interest rate risk, AmSouth uses a variety of derivative instruments to protect against the risk of interest rate movements on the value of certain assets and liabilities or on future cash flows. The nature and volume of derivative instruments used by AmSouth to manage interest rate risk related to loans, deposits and long-term debt depend on the level and type of these on-balance sheet items and AmSouth's risk management strategies given the current and anticipated interest rate environment.

Fair Value Hedging Strategy AmSouth has entered into interest rate swap agreements for interest rate risk exposure management purposes. The interest rate swap agreements utilized by AmSouth effectively modify AmSouth's exposure to interest rate risk by converting a portion of AmSouth's fixed-rate certificates of deposit to floating rate. AmSouth also has interest rate swap agreements which effectively convert portions of its fixed-rate long-term debt to floating rate. For the year ended December 31, 2001, AmSouth recognized income of $544,000 related to the ineffective portion of its hedging instruments. This income is reflected in other noninterest revenue.

Cash Flow Hedging Strategy AmSouth has entered into interest rate swap agreements that effectively convert a portion of its floating-rate loans to a fixed-rate basis, thus reducing the impact of interest rate changes on future interest income. Approximately $725,000,000 of AmSouth's loans were designated as the hedged items to the interest rate swap agreements at December 31, 2001. For the year ended December 31, 2001, AmSouth recognized income of $26,000 related to the ineffective portion of its hedging instruments. This income is reflected in other noninterest revenue. At January 1, 2001, AmSouth recorded an increase of $5,650,000 in other comprehensive income related to cash flow hedges as a part of the Statement 133 transition adjustment. During 2001, AmSouth reclassified $2,031,000 out of this transition adjustment and into earnings as a result of the receipt of variable interest on its hedged variable rate loans. At December 31, 2001, AmSouth had $18,569,000 of other comprehensive income resulting from its cash flow hedges. During 2002, AmSouth expects to reclassify out of other comprehensive income and into earnings approximately $15,627,000 due to the receipt of variable interest on its hedged variable rate loans.

At December 31, 2000, AmSouth had approximately $3.0 billion of receive fixed pay variable rate swaps and approximately $293 million of receive variable pay fixed rate swaps. AmSouth also had approximately $80.2 million notional amount of interest rate caps and floors at year-end 2000. The fair value of these derivative instruments was not included in the statement of condition at the end of last year. Of the interest rate contracts held by AmSouth at December 31, 2000, contracts with a notional amount of $925 million were being used to hedge designated commercial loans, $25 million notional amount hedged designated investment securities, $1.1 billion notional amount hedged designated certificates of deposit and $625 million notional amount hedged specific long-term debt. At December 31, 2000, AmSouth also had deferred gains of approximately $11.9 million and deferred losses of $402 thousand related to terminated interest rate swaps. These deferred gains and losses are recognized as basis adjustments to existing assets and liabilities.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

AmSouth and its subsidiaries lease land, premises and equipment under cancelable and noncancelable leases, some of which contain renewal options under various terms. The leased properties are used primarily for banking purposes.

The total rental expense on operating leases for the years ended December 31, 2001, 2000 and 1999 was $58,431,000, $68,574,000 and $72,984,000, respectively. Rental income on bank premises for 2001, 2000 and 1999 was $6,967,000, $7,089,000 and $14,102,000, respectively. There were no material contingent rental expenses for 2001, 2000 or 1999.

Future minimum payments, in thousands, by year and in the aggregate, for noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2001:

2002	$ 44,590
2003	41,657
2004	36,289
2005	27,687
2006	25,104
Thereafter	148,072
	$323,399

AmSouth and its subsidiaries are contingently liable with respect to various loan commitments and other contingent liabilities in the normal course of business. AmSouth's maximum exposure to credit risk for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit at December 31, 2001, was as follows (in thousands):

Commitments to extend credit	$19,030,193
Standby letters of credit	$ 2,335,997

The credit risk associated with loan commitments and standby letters of credit is essentially the same as that involved in extending loans to customers and is subject to AmSouth's credit policies. Collateral is obtained based on management's assessment of the customer.

Various legal proceedings are pending against AmSouth and its subsidiaries. Some of these proceedings seek relief or allege damages that are substantial. The actions arise in the ordinary course of AmSouth's business and include actions relating to its imposition of certain fees, lending, collections, loan servicing, deposit taking, investment, trust, and other activities. Because some of these actions are complex, and for other reasons, it may take a number of years to finally resolve them. Although it is not possible to determine with certainty AmSouth's potential exposure from these proceedings, based upon legal counsel's opinion, management considers that any liability resulting from the proceedings would not have a material impact on the financial condition or results of operations of AmSouth.

NOTE 15 – SHAREHOLDERS' EQUITY

AmSouth offers a Dividend Reinvestment and Common Stock Purchase Plan, whereby shareholders can reinvest dividends to acquire shares of common stock. Shareholders may also invest additional cash up to $5,000 per quarter with no brokerage commissions or fees charged.

On March 20, 1997, AmSouth's Board approved the repurchase by AmSouth of up to 13,500,000 shares of its common stock. During 1999, AmSouth purchased 1,352,000 shares at a cost of $41,247,000 under this plan. The authorization expired in March 1999.

On April 15, 1999, AmSouth's Board approved the repurchase by AmSouth of approximately 13,100,000 shares of its common stock. From April 15, 1999 to May 30, 1999, AmSouth purchased 655,000 shares at a cost of $20,398,000 under this plan. The authorization was rescinded by the Board on May 31, 1999. On April 15, 1999, AmSouth's Board also approved a three-for-two common stock split in the form of a 50 percent stock dividend. The stock dividend was paid May 24, 1999, to shareholders of record as of April 30, 1999.

On April 15, 1999, AmSouth's shareholders approved an increase in the common stock authorized to be issued by AmSouth to 350,000,000 shares. On September 16, 1999, in an action related to its merger with First American, AmSouth's shareholders approved an increase in the common stock authorized to be issued by AmSouth from 350,000,000 to 750,000,000 shares.

On April 20, 2000, AmSouth's Board approved the repurchase by AmSouth of approximately 35,000,000 shares of its common stock over a two-year period. During 2001 and 2000, AmSouth purchased 12,263,000 and 22,322,000 shares, respectively, at a cost of $219,888,000 and $369,696,000 under this plan, respectively.

On September 19, 2001, AmSouth's Board approved the repurchase by AmSouth of approximately 25,000,000 shares of common stock over a two-year period. Through December 31, 2001, 2,270,000 shares had been repurchased at a cost of $41,157,000, under this authorization.

At December 31, 2001, there were 3,734,800 shares reserved for issuance under the Dividend Reinvestment and Common Stock Purchase Plan, 57,628,500 shares reserved for issuance under stock compensation plans (21,332,000 shares represent stock options outstanding) and 584,400 shares reserved for issuance under the employee stock purchase plan for a total of 61,947,700 shares.

In 2001, AmSouth increased its dividend per share to $0.85 per common share, compared to $0.81 in 2000 and $0.71 in 1999.

At December 31, 2001, other comprehensive income included $18,569,000 associated with the effective portion of AmSouth's cash flow hedges and $6,432,000 of net unrealized gains on AFS securities. At December 31, 2000, other comprehensive loss reflected $107,550,000 of net unrealized losses on AFS securities. Included in the net unrealized gains and the net unrealized losses on AFS securities at December 31, 2001 and 2000, respectively, was $57,482,000 and $114,606,000, respectively, of unrealized securities losses associated with the transfer of AFS securities to HTM at the time of AmSouth's merger with First American. These unrealized securities losses are being amortized over the estimated lives of the transferred securities.

NOTE 16 – EARNINGS PER COMMON SHARE

The following table sets forth the computation of earnings per common share and diluted earnings per common share:

(Dollars in thousands)	**2001**	2000	1999
Earnings per common share computation:			
Numerator:			
Net income	**$536,346**	$329,127	$340,468
Denominator:			
Average common shares outstanding	**367,404**	382,031	391,136
Earnings per common share	**$1.46**	$.86	$.87
Diluted earnings per common share computation:			
Numerator:			
Net income	**$536,346**	$329,127	$340,468
Denominator:			
Average common shares outstanding	**367,404**	382,031	391,136
Dilutive shares contingently issuable	**3,544**	2,646	5,379
Average diluted common shares outstanding	**370,948**	384,677	396,515
Diluted earnings per common share	**$1.45**	$.86	$.86

The effect from assumed exercise of 4.5 million, 13.0 million and 6.1 million of stock options was not included in the computation of diluted earnings per common share for 2001, 2000 and 1999, respectively, because such shares would have had an antidilutive effect on earnings per share.

NOTE 17 – LONG-TERM INCENTIVE COMPENSATION PLANS

AmSouth has long-term incentive compensation plans which permit the granting of incentive awards in the form of stock options, restricted stock awards and stock appreciation rights. Generally, the terms of these plans stipulate that the exercise price of options may not be less than the fair market value of AmSouth's common stock at the date the options are granted. Options granted generally vest between one and three years from the date of the grant. All of the options granted during 2001 expire ten years from the date of grant. All other options granted generally expire not later than ten years from the date of the grant.

FASB Statement 123 requires pro forma information regarding net income and earnings per share. This pro forma information has been determined as if AmSouth had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: a risk-free interest rate of 5.00%, 6.83% and 5.29%, a dividend yield of 4.99%, 5.04% and 2.61%, a volatility factor of 31.51%, 23.83% and 19.24%, and a weighted-average expected life of the options of 7.0, 7.0 and 6.4 years. The weighted-average fair value of options granted during 2001, 2000 and 1999 was $3.79, $3.21 and $8.82, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. AmSouth's pro forma information follows (in thousands except for earnings per share information):

	2001	2000	1999
Net income:			
As reported	**$536,346**	$329,127	$340,468
Pro forma	**513,656**	319,120	315,232
Earnings per common share:			
As reported	**$1.46**	$.86	$.87
Pro forma	**1.40**	.84	.81
Diluted earnings per common share:			
As reported	**$1.45**	$.86	$.86
Pro forma	**1.38**	.83	.80

The following table summarizes AmSouth's stock option activity and related information during 1999, 2000 and 2001:

	Number of Shares	Option Price per Share	Weighted-Average Exercise Price
Balance at January 1, 1999	11,253,200	$ 2.47 - $27.49	$12.83
Options exercised	(1,964,123)	2.47 - 24.52	20.88
Options forfeited	(866,531)	3.69 - 27.49	17.18
Options granted	5,576,049	22.08 - 32.92	23.31
Balance at December 31, 1999	13,998,595	2.91 - 32.92	16.94
Options exercised	(2,319,473)	2.91 - 17.84	9.31
Options forfeited	(2,855,369)	6.11 - 27.49	20.12
Options granted	7,821,044	12.00 - 19.19	16.08
Balance at December 31, 2000	16,644,797	3.17 - 32.92	17.01
Options exercised	**(1,127,404)**	**3.17 - 19.78**	**8.89**
Options forfeited	**(694,772)**	**6.81 - 32.92**	**18.54**
Options granted	**6,509,400**	**16.04 - 19.96**	**17.06**
Balance at December 31, 2001	**21,332,021**	**$ 4.31 - $32.92**	**$17.28**

Of the options outstanding at December 31, 2001, those options granted since October 1, 1999, had vesting periods between one and three years from the date of grant. All other options outstanding were exercisable. At December 31, 2001 and 2000, options exercisable totaled 8,157,132 and 8,668,858, respectively, and had a weighted-average exercise price per share of $18.07 and $17.07, respectively.

The following table presents the weighted-average remaining life as of December 31, 2001, for options outstanding within the stated exercise price ranges.

	Outstanding			Exercisable	
Exercise Price Range Per Share	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Life	Number of Options	Weighted-Average Exercise Price
$ 4.31 - $ 6.34	306,327	$ 6.01	1.62 years	306,327	$ 6.01
6.82 - 9.30	1,121,359	8.44	2.56 years	1,121,359	8.44
10.52 - 15.50	2,111,952	12.92	4.66 years	2,063,285	12.87
15.80 - 23.50	14,654,982	16.94	8.43 years	1,910,427	19.55
23.94 - 32.92	3,137,401	26.01	7.05 years	2,755,734	26.20

AmSouth also has issued common stock as restricted stock awards to key officers with the restriction that they remain employed with AmSouth for periods of three years or longer. The following table summarizes AmSouth's restricted stock grants and the weighted-average fair values at grant date:

	2001	2000	1999
Shares granted	**1,047,995**	75,412	797,012
Weighted-average fair value of restricted stock granted during the year	**$17.09**	$15.50	$24.97

At December 31, 2001, there were no stock appreciation rights outstanding.

NOTE 18 – REGULATORY CAPITAL REQUIREMENTS AND RESTRICTIONS

Capital is the primary tool used by regulators to monitor the financial health of insured banks and savings institutions. The Federal Reserve Board and the Federal Deposit Insurance Corporation have historically had similar capital adequacy guidelines involving minimum leverage capital and risk-based capital requirements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, AmSouth and its banking subsidiary must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Based on the risk-based capital rules and definitions prescribed by the banking regulators, should an institution's capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. AmSouth and its subsidiary bank are required to have core capital (Tier 1) of at least 4% of risk-weighted assets, total capital of 8% of risk-weighted assets and a leverage ratio of 3% of adjusted quarterly average assets. Tier 1 capital consists principally of shareholders' equity, excluding unrealized gains and losses on securities available-for-sale and cash flow hedges, less goodwill and certain other intangibles. Total capital consists of Tier 1 capital plus certain debt instruments and the reserve for credit losses, subject to limitation. The regulations also define well capitalized levels of Tier 1 capital, total capital and leverage as ratios of 6%, 10% and 5%, respectively, for banking entities. AmSouth's banking subsidiaries had Tier 1 capital, total capital and leverage ratios above the well-capitalized levels at December 31, 2001 and 2000. Management believes that no changes in conditions or events have occurred since December 31, 2001, which would result in changes that would cause AmSouth Bank to fall below the well-capitalized level. The actual capital ratios and amounts for AmSouth and AmSouth Bank are as follows:

	2001		2000	
(Dollars in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**
Tier 1 capital:				
AmSouth	**$2,622,356**	**7.72%**	$2,576,671	7.66%
AmSouth Bank	**3,289,428**	**9.71**	3,232,835	9.64
Total capital:				
AmSouth	**$3,721,005**	**10.96%**	$3,731,086	11.09%
AmSouth Bank	**3,963,728**	**11.70**	3,913,269	11.67
Leverage:				
AmSouth	**$2,622,356**	**6.98%**	$2,576,671	6.72%
AmSouth Bank	**3,289,428**	**8.73**	3,232,835	8.44

Certain restrictions exist regarding the ability of the banking subsidiary to transfer funds to the parent company as loans, advances or dividends. The subsidiary bank can initiate dividend payments in 2002, without prior regulatory approval, of an amount equal to $16 million plus its net profits for 2002, as defined by statute. Substantially all of the parent company's retained earnings at December 31, 2001 and 2000, represented undistributed earnings of its banking subsidiary.

NOTE 19 - PENSION AND OTHER EMPLOYEE BENEFIT PLANS

AmSouth sponsors a noncontributory defined benefit pension plan, covering substantially all regular full-time employees. Benefits are generally based on years of service and the employee's earnings during the five consecutive calendar years out of the last ten years of employment that produce the highest average. Actuarially determined pension costs are charged to current operations using the projected unit credit method. AmSouth's funding policy is to contribute an amount that meets the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the corporation determines to be appropriate.

In addition to pension benefits, AmSouth provides postretirement medical plans to all current employees and provides certain retired and grandfathered retired participants with postretirement healthcare benefits. Postretirement life insurance is also provided to a grandfathered group of employees and retirees. Costs associated with these postretirement benefit plans are charged to operations based on actuarial calculations. The following table summarizes the change in benefit obligation and plan assets and the funded status of the pension and other postretirement plans for 2001 and 2000:

	Retirement Plans		Other Postretirement Benefits	
(Dollars in thousands)	**2001**	2000	**2001**	2000
Change in benefit obligation:				
Benefit obligation at beginning of period	**$473,338**	$477,880	**$ 44,006**	$ 30,989
Service cost	**15,304**	13,731	**1,148**	1,174
Interest cost	**37,253**	34,210	**3,313**	3,196
Curtailments	**-0-**	(4,764)	**-0-**	-0-
Amendments	**7,466**	(16,968)	**-0-**	-0-
Actuarial loss/(gain)	**10,046**	3,943	**(1,473)**	11,837
Benefits and expenses paid	**(22,348)**	(34,694)	**(2,442)**	(3,190)
Benefit obligation at end of period	**521,059**	473,338	**44,552**	44,006
Change in plan assets:				
Fair value of plan assets at beginning of period	**644,079**	652,204	**3,838**	3,509
Actual return on plan assets	**(58,469)**	19,391	**180**	578
Company contribution	**554**	7,178	**-0-**	-0-
Benefits and expenses paid	**(22,348)**	(34,694)	**(171)**	(249)
Fair value of plan assets at end of period	**563,816**	644,079	**3,847**	3,838
Funded status of the plan	**42,757**	170,741	**(40,705)**	(40,168)
Unrecognized actuarial loss/(gain)	**58,142**	(75,329)	**14,253**	15,849
Unamortized prior service (credit)/cost	**(1,421)**	(9,199)	**371**	(49)
Unrecognized net transition obligation	**1,925**	2,065	**2,431**	2,709
Prepaid/(accrued) benefit cost	**$101,403**	$ 88,278	**$(23,650)**	$(21,659)
Amounts recognized in the statement of condition:				
Prepaid benefit cost	**$117,748**	$102,172	**$ 702**	$ 795
Accrued benefit liability	**(20,917)**	(17,145)	**(24,352)**	(22,454)
Intangible assets	**4,572**	3,251	**-0-**	-0-
Net amount recognized	**$101,403**	$ 88,278	**$(23,650)**	$(21,659)
Assumptions for the measurement period:				
Discount rate	**7.50%**	7.75%	**7.50%**	7.75%
Expected return on plan assets	**9.50**	9.50	**6.50**	6.50
Rate of compensation increase	**5.25**	5.50	**N/A**	N/A

Net periodic benefit (credit)/cost includes the following components for the years ended December 31:

	Retirement Plans			Other Postretirement Benefits		
(In thousands)	**2001**	2000	1999	**2001**	2000	1999
Service cost	**$ 15,304**	$ 13,731	$ 15,688	**$1,148**	$ 1,174	$ 1,176
Interest cost	**37,253**	34,210	34,560	**3,313**	3,196	2,283
Expected return on plan assets	**(62,211)**	(59,600)	(56,283)	**(242)**	(222)	(227)
Amortization of prior service (credit)/cost	**(311)**	(1,007)	1,569	**(419)**	(1,091)	(1,091)
Amortization of transitional obligation/(asset)	**140**	(709)	(700)	**278**	278	278
Recognized actuarial (gain)/loss	**(2,597)**	(5,213)	(2,982)	**946**	969	262
Net periodic benefit (credit)/cost	**$(12,422)**	$(18,588)	$ (8,148)	**$5,024**	$ 4,304	$ 2,681
Additional (gain)/loss recognized due to:						
Curtailment	**$ -0-**	$ (4,450)	$ 1,738	**$ -0-**	$ -0-	$ -0-
Settlement	**-0-**	-0-	1,165	**-0-**	-0-	-0-
Special termination benefits	**-0-**	-0-	5,461	**-0-**	-0-	-0-

During 2000, AmSouth experienced a net curtailment gain of $4.5 million. The gain was primarily the result of employee terminations associated with the First American merger. This gain was recorded as a reduction to merger and integration costs. During 1999, AmSouth experienced a net curtailment loss of $1.7 million, a net settlement loss of $1.2 million and costs of special termination benefits of $5.5 million in its retirement plans. These losses were primarily the net result of employee terminations and change of control provisions associated with the First American merger. These losses were recorded as merger and integration costs.

For measurement purposes, the increase in the per capita cost of covered healthcare benefits varies by medical benefit and date of retirement. For retirements after December 31, 1992, AmSouth's subsidies for all medical benefits will be capped at a level dollar amount in approximately four years. For retirements before January 1, 1993, the rates are graded, starting at 7.8% in 2000 and dropping to an ultimate rate of 5.0% in six years. Assumed healthcare cost trend rates have an insignificant effect on the costs and the liabilities reported for the healthcare plan. A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

(In thousands)	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service cost and interest cost components	$ 67	$ (58)
Effect on postretirement benefit obligation	833	(744)

The Qualified Retirement Plan has a portion of its investments in AmSouth common stock. The number of shares and the market value of the common stock were 1,080,307 and $20,417,802, respectively, as of December 31, 2001. Dividends paid on the AmSouth common stock totaled $907,458 during the current year.

AmSouth also maintains a thrift plan and an employee stock purchase plan that cover substantially all regular full-time employees. AmSouth matches pretax contributions dollar for dollar on the first 6% of base pay that each employee contributes to the thrift plan. After-tax contributions to the thrift plan are matched at 50 cents for every dollar contributed by an employee through the first 6% of base pay. Employees may make both pretax and after-tax contributions, but no matching contributions are made on any employee contributions above 6%, with pretax contributions being matched first. All company-matching contributions are made in AmSouth common stock and allocated to the AmSouth common stock investment option. First American had a combination savings, thrift and profit-sharing plan (FIRST Plan) available to all employees (except the employees of IFC and hourly paid and special exempt-salaried employees). The FIRST Plan has been terminated and the employees are participating in AmSouth's thrift plan. The cost of the thrift plans for the years ended December 31, 2001, 2000 and 1999 was $15.7 million, $16.6 million and $10.2 million, respectively. Under the employee stock purchase plan, an employee may invest up to $2,000 each calendar year in purchases of AmSouth common stock and AmSouth will contribute a matching 25% toward the purchase. Additional purchases of up to $8,000 may be made on an unmatched basis with no administrative or brokerage fees charged. Under the employee stock purchase plan, 227,158 and 313,332 shares of AmSouth common stock were purchased during 2001 and 2000, respectively, with weighted-average fair values of $17.57 and $15.07, respectively.

NOTE 20–INCOME TAXES

The provisions for income taxes charged to earnings are summarized as follows:

	Years Ended December 31		
(In thousands)	**2001**	2000	1999
Current tax expense (benefit):			
Federal	**$ 41,916**	$(13,370)	$140,910
State	**521**	651	3,159
	42,437	(12,719)	144,069
Deferred tax expense:			
Federal	**170,099**	130,833	50,421
State	**21,730**	7,321	6,413
	191,829	138,154	56,834
	$234,266	$125,435	$200,903

The differences between the actual income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

	Years Ended December 31		
(In thousands)	**2001**	2000	1999
Tax at federal income tax rate	**$269,714**	$159,097	$189,480
State and local income taxes, net of federal benefits	**14,464**	5,182	6,222
Acquisition cost	**-0-**	1,290	19,505
Goodwill amortization	**9,899**	17,341	11,426
Tax exempt interest	**(9,756)**	(9,584)	(10,289)
Bank owned life insurance	**(21,775)**	(19,889)	(13,166)
Restructuring of leveraged lease portfolio	**(24,514)**	(22,853)	-0-
Other	**(3,766)**	(5,149)	(2,275)
	$234,266	$125,435	$200,903

The significant temporary differences that created deferred tax assets and liabilities at December 31 are as follows:

(In thousands)	Years Ended December 31 2001	2000
Deferred tax assets:		
Loan loss reserves	**$ 141,365**	$ 148,754
Employee benefits	**(1,373)**	7,598
Accrued expenses	**4,210**	8,307
Mortgage servicing rights	**11,180**	8,208
Federal tax credit carryforwards	**33,372**	25,184
State net operating loss carryforwards	**21,271**	20,095
Other	**22,752**	23,604
	232,777	241,750
Deferred tax liabilities:		
Leasing activities	**(687,724)**	(516,485)
Depreciation	**(10,478)**	(12,720)
Purchase accounting	**(6,675)**	(7,365)
Statement 115 equity adjustment	**(38,412)**	(1,817)
Deferred loan fees	**(2,146)**	650
Other	**(22,772)**	(16,881)
	(768,207)	(554,618)
Net deferred tax liability	**$(535,430)**	$(312,868)

At December 31, 2001, for income tax purposes, AmSouth had federal tax credit carryforwards of $33.4 million, of which $28.8 million are alternative minimum tax (AMT) credit carryforwards. The AMT credit carryforwards have no expiration date. The other federal tax credit carryforwards expire in 2010. AmSouth also had a deferred state tax asset of $21.3 million resulting from net operating loss carryforwards. These carryforwards begin expiring in 2005 with the last one expiring in 2021. There was no valuation allowance recorded in 2001 because it is more likely than not that all deferred tax assets will be realized.

Income taxes paid/(refunded) were $6,481,000, $(5,927,000) and $187,887,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Applicable income tax expense/(benefit) of $4,213,000, $(35,833,000) and $4,283,000 on securities gains and losses for the years ended December 31, 2001, 2000 and 1999, respectively, is included in the provision for income taxes.

NOTE 21–OTHER NONINTEREST REVENUES AND OTHER NONINTEREST EXPENSES

The components of other noninterest revenues and other noninterest expenses are as follows:

(In thousands)	Years Ended December 31 2001	2000	1999
Other noninterest revenues:			
Interchange income	**$ 56,581**	$ 50,154	$ 46,526
Bank owned life insurance policies	**53,846**	48,794	31,161
Mortgage income	**32,627**	18,019	45,027
Gains/(Losses) on sales of available-for-sale securities	**11,204**	(95,301)	11,392
Other portfolio income/(loss)	**1,987**	(9,966)	9,956
Gains on sales of businesses	**-0-**	19,959	8,624
Other	**126,423**	94,829	139,314
	$282,668	$126,488	$292,000
Other noninterest expenses:			
Postage and office supplies	**$ 49,472**	$ 49,721	$ 47,960
Communications	**40,484**	41,246	36,691
Marketing	**34,812**	37,408	42,420
Amortization of intangibles	**34,039**	37,589	40,305
Other	**196,342**	187,300	220,419
	$355,149	$353,264	$387,795

NOTE 22 – BUSINESS SEGMENT INFORMATION

AmSouth has three reportable segments: Consumer Banking, Commercial Banking, and Wealth Management. Each of these units provides unique products and services to a variety of customer groups and has its own management team. Consumer Banking delivers a full range of financial services to individuals and small businesses. Services include loan products such as residential mortgages, equity lending, credit cards, and loans for automobile and other personal financing needs, and various products designed to meet the credit needs of small businesses. In addition, Consumer Banking offers various deposit products that meet customers' savings and transaction needs. Commercial Banking meets corporate and middle market customers' needs with a comprehensive array of credit, treasury management, international, and capital markets services. Included among these are several specialty services such as real estate finance, asset based lending, commercial leasing, and healthcare banking. Wealth Management is comprised of trust, institutional, retirement and broker/dealer services, and provides primarily fee-based income. This area includes not only traditional trust services, but also a substantial selection of investment management services including AmSouth's proprietary mutual fund family. Treasury & Other is comprised of balance sheet management activities that include the investment portfolio, non-deposit funding and off-balance sheet financial instruments. Treasury & Other also includes income from bank owned life insurance policies, gains and losses on sales of fixed and other assets as well as corporate expenses such as corporate overhead and goodwill amortization for all years shown. Treasury & Other for 2001 includes ineffectiveness related to hedging strategies, and for 2001 and 2000, taxable equivalent adjustments associated with lease restructuring transactions. Other items included in Treasury & Other for 2000 include the dealer securitization loss and losses on the sales of AHAD loans. Merger-related costs and net gains on sales of businesses were included in Treasury & Other for 2000 and 1999 fiscal years as well as all revenues and expenses of IFC Holdings, Inc. prior to its sale at the end of the third quarter of 2000.

Measurement of Segment Profit or Loss and Segment Assets

The bank evaluates performance and allocates resources based on profit or loss from operations. The accounting policies of the reportable segments are the same as those described in Note 1 except that AmSouth uses matched maturity transfer pricing to fairly and consistently assign funds costs to assets and earnings credits to liabilities with a corresponding offset in Treasury & Other. AmSouth allocates noninterest expenses based on various activity statistics. AmSouth is disclosing net interest income in lieu of interest income. Performance is assessed primarily on net interest income by the chief operating decision makers. Excluding the internal funding, AmSouth does not have intracompany revenues or expenses. Noninterest expenses are allocated to match revenues. The provision for loan losses for each segment reflects the net charge-offs in each segment. The difference between net charge-offs and the provision is included in Treasury & Other. Additionally, segment income tax expense is calculated using the marginal tax rate. The difference between the marginal and effective tax rate is included in Treasury & Other. Management reviews average assets by segment.

AmSouth operates primarily in the United States; accordingly, geographic distribution of revenue and long-lived assets in other countries is not significant. Revenues from no individual customer exceeded 10% of consolidated total revenues. AmSouth's segments are not necessarily comparable with similar information for any other financial institution.

(In thousands)	Consumer Banking	Commercial Banking	Wealth Management	Treasury & Other	Total
2001					
Net interest income from external customers	$ 522,957	$ 648,555	$ (1,177)	$ 224,549	$ 1,394,884
Internal funding	511,740	(245,359)	5,694	(272,075)	-0-
Net interest income	1,034,697	403,196	4,517	(47,526)	1,394,884
Noninterest revenues	351,849	105,687	207,794	82,892	748,222
Total revenues	1,386,546	508,883	212,311	35,366	2,143,106
Provision for loan losses	126,453	75,621	-0-	(14,974)	187,100
Noninterest expenses	712,000	181,268	163,179	128,947	1,185,394
Income/(Loss) before income taxes	548,093	251,994	49,132	(78,607)	770,612
Income taxes	207,447	94,641	18,440	(86,262)	234,266
Segment net income/(loss)	$ 340,646	$ 157,353	$ 30,692	$ 7,655	$ 536,346
Average assets	$15,542,400	$11,371,826	$ 51,128	$11,273,039	$38,238,393
2000					
Net interest income from external customers	$ 435,909	$ 799,757	$ (1,059)	$ 144,496	$ 1,379,103
Internal funding	516,064	(387,066)	3,874	(132,872)	-0-
Net interest income	951,973	412,691	2,815	11,624	1,379,103
Noninterest revenues	322,261	89,249	204,712	53,272	669,494
Total revenues	1,274,234	501,940	207,527	64,896	2,048,597
Provision for loan losses	96,454	27,896	-0-	103,250	227,600
Noninterest expenses	691,058	159,559	145,098	370,720	1,366,435
Income/(Loss) before income taxes	486,722	314,485	62,429	(409,074)	454,562
Income taxes	183,088	118,185	23,465	(199,303)	125,435
Segment net income/(loss)	$ 303,634	$ 196,300	$ 38,964	$ (209,771)	$ 329,127
Average assets	$15,516,752	$12,407,911	$ 42,106	$13,893,402	$41,860,171
1999					
Net interest income from external customers	$ 357,541	$ 857,754	$ (807)	$ 293,456	$ 1,507,944
Internal funding	605,462	(416,003)	1,407	(190,866)	-0-
Net interest income	963,003	441,751	600	102,590	1,507,944
Noninterest revenues	334,055	90,481	183,012	240,012	847,560
Total revenues	1,297,058	532,232	183,612	342,602	2,355,504
Provision for loan losses	81,524	21,382	-0-	62,720	165,626
Noninterest expenses	759,736	189,484	127,462	571,825	1,648,507
Income/(Loss) before income taxes	455,798	321,366	56,150	(291,943)	541,371
Income taxes	171,495	120,606	21,063	(112,261)	200,903
Segment net income/(loss)	$ 284,303	$ 200,760	$ 35,087	$ (179,682)	$ 340,468
Average assets	$15,011,516	$12,614,240	$ 49,512	$14,141,972	$41,817,240

NOTE 23 – SECURITIZATIONS

During 2001 and 2000, AmSouth sold commercial and residential mortgage loans to third-party multi-issuer conduits. During 2000, AmSouth also sold dealer loans to third-party multi-issuer conduits and sold dealer loans and residential mortgage loans in securitization transactions. AmSouth retained servicing responsibilities in all of these sales and securitization transactions. In addition, AmSouth also retained interest in excess interest spreads and in some cases, subordinated interests. As part of the sale and securitization of loans to conduits, AmSouth provides credit enhancements to the conduits in the form of letters of credit for which liabilities of $10,693,000 and $18,461,000 were recorded at December 31, 2001 and 2000. In addition to these transactions, AmSouth also engaged in an ongoing program of selling residential mortgage loans to third parties in which no servicing or other interest was retained. During 2001 and 2000, $1,507,000,000 and $464,000,000, respectively, in residential mortgage loans were sold as part of this ongoing mortgage loan sales program, which resulted in net gains of $14,586,000 and $3,784,000, respectively.

During 2001 and 2000, AmSouth recognized $1,993,000 and $16,881,000, respectively, in gains on sales of residential mortgage loans to conduits. During 2000, AmSouth also recorded $9,323,000 in gains on sales of dealer loans to conduits, a loss of $18,531,000 on the securitization of dealer loans, and a gain of $131,000 on the securitization of mortgage loans to the Federal Home Loan Mortgage Corporation. No gains or losses were recognized on commercial loans sold to third-party conduits nor was any retained interest recorded due to the relatively short life of the commercial loans sold into the conduits (average life of 30 days). The following table summarizes the key assumptions used in the calculation of retained interests and the gain or loss on the sales and securitization transactions during 2001 and 2000 in which AmSouth retained a continuing interest in the sold and securitized loans. Since AmSouth did not sell or securitize dealer loans in 2001, these items are marked N/A in the table below. Also provided in the table below is information concerning cash flows received from and paid to third-party conduits and securitization trusts during 2001 and 2000. The assumptions used in the subsequent valuation of retained interests at December 31, 2001 and 2000, and the sensitivity of the current fair value of residual cash flows to the immediate 10 and 20 percent adverse change in the current assumptions is also provided below:

	2001			2000			
(Dollars in millions)	Residential Mortgage Conduit	Dealer Conduit	Dealer Securitization	Residential Mortgage Conduit	Dealer Conduit	Dealer Securitization	Residential Mortgage Securitization
Valuation assumptions at the time of the transactions:							
Discount rate	**15-20%**	N/A	N/A	15-20%	15%	15%	10%
Prepayment rate	**30% CPR**	N/A	N/A	9-24% CPR	1.5% ABS	1.5% ABS	133-300 PSA
Weighted average life (years)	**2.75**	N/A	N/A	4.46	1.70	1.55	4.61
Expected credit losses	**.14%**	N/A	N/A	.22%	1.33%	1.32%	N/A
Cash flow information:							
Proceeds from sales	**$100.2**	N/A	N/A	$1,302.0	$1,001.1	$917.1	$131.6
Servicing fees and retained interests	**$48.1**	**$23.7**	**$28.6**	$13.5	$11.8	$1.6	$1.7

	Residential Mortgage Conduit	Dealer Conduit	Dealer Securitization
Valuation assumptions at December 31, 2001:			
Discount rate	15-20%	15%	15%
Prepayment rate	30% CPR	1.5% ABS	1.65% ABS
Weighted average life (years)	2.67	1.08	1.11
Expected credit losses	.10%	1.35%	1.08%
Variable returns to transferees	8 to 10 basis points over LIBOR	8 to 10 basis points over LIBOR	Not Applicable
Residual cash flow sensitivity:			
Fair value of servicing and retained interests at December 31, 2001	$45.6	$21.9	$17.9
Prepayment speed:			
10% change	(2.5)	(1.4)	(0.1)
20% change	(5.0)	(3.0)	(0.2)
Credit losses:			
10% change	(0.2)	(0.4)	(0.5)
20% change	(0.3)	(0.8)	(0.9)

This sensitivity test is hypothetical and isolates the potential impact of changes in a single assumption on total fair value. These and other assumptions used in the calculation of fair values may in fact exhibit some positive correlation (which would potentially magnify the impact of a scenario) or may exhibit some negative correlation (which would potentially have some partial offsetting benefit). Also, changes in assumptions do not provide linear results. Thus, it is not possible to extrapolate the impact of other scenarios from these projections.

The following table presents managed loan information for those loan categories in which there have been loan sales or securitizations where AmSouth had a continuing retained interest at December 31, 2001. This information includes the total principal amount outstanding, the portion that has been derecognized and the portion that continues to be recognized in the statement of financial condition as of December 31, 2001, along with quantitative information about delinquencies and net credit losses (in millions). In addition to the sales of loans discussed above, the following table also includes mortgage loans which were securitized through REMICS in 1998:

(Dollars in millions)	Residential Mortgages	Dealer Loans	Equity Loans and Lines	Commercial Loans
Outstanding as of December 31, 2001:				
Loans held in portfolio	$1,666	$3,382	$5,404	$8,573
Loans securitized/sold	2,070	954	-0-	1,223
REMIC (bond portfolio)	102	-0-	174	-0-
Total managed loans	$3,838	$4,336	$5,578	$9,796
Total delinquencies as of December 31, 2001	$ 135	$ 141	$ 158	$ 189
Delinquencies as a percent of ending managed loans	3.52%	3.26%	2.83%	1.93%
Net credit losses during 2001	$ 2.1	$ 53.4	$ 16.1	$104.4
Net credit losses as a percent of ending managed loans	0.05%	1.23%	0.29%	1.06%

NOTE 24 – CONDENSED PARENT COMPANY INFORMATION

Statement of Condition (In thousands)	December 31 2001	2000
Assets		
Investment in subsidiaries	**$3,620,387**	$3,470,807
Investment in Eurodollars	**125,117**	119,199
Available-for-sale securities	**399**	10,522
Other assets	**12,536**	13,183
	$3,758,439	$3,613,711
Liabilities and Shareholders' Equity		
Commercial paper	**$ 9,905**	$ 12,494
Subordinated debt	**574,097**	573,759
Other borrowed funds	**127,997**	129,659
Accrued interest payable and other liabilities	**91,341**	84,392
Total liabilities	**803,340**	800,304
Shareholders' equity	**2,955,099**	2,813,407
	$3,758,439	$3,613,711

Statement of Earnings (In thousands)	Years Ended December 31 2001	2000	1999
Income			
Dividends from subsidiaries	**$548,000**	$ 586,000	$308,691
Interest and other	**5,608**	4,813	18,893
	553,608	590,813	327,584
Expenses			
Interest	**43,663**	51,521	46,548
Other	**5,343**	5,020	66,947
	49,006	56,541	113,495
Income before income taxes and equity in undistributed earnings of subsidiaries	**504,602**	534,272	214,089
Income tax credit	**15,416**	18,805	17,669
Income before equity in earnings of subsidiaries	**520,018**	553,077	231,758
Equity in/(Dividends in excess of) undistributed subsidiaries' annual earnings	**16,328**	(223,950)	108,710
Net Income	**$536,346**	$ 329,127	$340,468

Statement of Cash Flows (In thousands)	Years Ended December 31 2001	2000	1999
Operating Activities			
Net income	**$ 536,346**	$ 329,127	$ 340,468
Adjustments to reconcile net income to net cash provided by operating activities:			
Net (gains) losses on sales of available-for-sale securities	**(1,187)**	4,110	(6,303)
Amortization of goodwill	**2,385**	2,385	2,406
Other amortization and depreciation	**761**	732	953
Net decrease in accrued interest receivable and other assets	**9,038**	12,875	80,259
Net (decrease) increase in accrued expenses and other liabilities	**(6,997)**	(47,655)	52,205
(Equity in) dividends in excess of undistributed subsidiaries' annual earnings	**(16,328)**	223,950	(108,710)
Provision for deferred income taxes	**-0-**	-0-	707
Other operating activities, net	**-0-**	-0-	(294)
Net cash provided by operating activities	**524,018**	525,524	361,691
Investing Activities			
Net decrease (increase) in available-for-sale securities	**12,026**	49,241	(34,230)
Net (increase) decrease in other interest-earning assets	**(5,918)**	40,465	(159,664)
Net sales of premises and equipment	**294**	-0-	-0-
Net decrease in loans	**-0-**	-0-	390
Net decrease in securities purchased under agreements to resell	**-0-**	-0-	61,315
Net cash provided (used) by investing activities	**6,402**	89,706	(132,189)
Financing Activities			
Net (decrease) increase in commercial paper	**(2,589)**	3,745	(1,290)
Net decrease in other borrowed funds	**(1,734)**	-0-	(6,389)
Issuance of long-term debt	**-0-**	-0-	174,539
Payments for maturing long-term debt	**-0-**	-0-	(100,000)
Cash dividends paid	**(311,620)**	(305,383)	(183,848)
Proceeds from employee stock plans and dividend reinvestment plan	**47,492**	62,066	53,564
Purchases of common stock	**(262,013)**	(375,822)	(166,475)
Net cash used by financing activities	**(530,464)**	(615,394)	(229,899)
Decrease in cash	**(44)**	(164)	(397)
Cash at beginning of year	**458**	622	1,019
Cash at end of year	**$ 414**	$ 458	$ 622

NOTE 25 – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Selected quarterly results of operations for the four quarters ended December 31 are as follows:

	2001				2000			
(In thousands except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$607,773	$648,369	$678,581	$699,817	$720,097	$782,670	$784,961	$782,698
Interest expense	232,143	302,332	335,207	369,974	399,981	444,892	432,325	414,125
Net interest income	375,630	346,037	343,374	329,843	320,116	337,778	352,636	368,573
Provision for loan losses	53,600	49,200	46,100	38,200	55,600	123,800	22,800	25,400
Net gains/(losses) on sales of available-for-sale securities	2,953	3,048	2,715	2,488	2,979	(104,749)	3,203	3,266
Income/(Loss) before income taxes	199,812	192,017	192,906	185,877	179,738	(72,116)	139,087	207,853
Net income/(loss)	140,521	136,093	133,521	126,211	126,559	(36,266)	99,897	138,937
Earnings/(Loss) per common share	.39	.37	.36	.34	.34	(.10)	.26	.35
Diluted earnings/(loss) per common share	.38	.37	.36	.34	.34	(.10)	.26	.35
Cash dividends declared per common share	.22	.21	.21	.21	.21	.20	.20	.20
Market price range:								
High	19.10	20.15	18.84	18.00	15.81	19.00	19.88	18.75
Low	16.50	16.80	15.74	15.13	11.88	12.06	14.31	12.75

Note: Quarterly amounts may not add to year-to-date amounts due to rounding.

NOTE 26 – FAIR VALUE OF FINANCIAL INSTRUMENTS

For purposes of this disclosure, the estimated fair value of financial instruments with immediate and shorter-term maturities (generally 90 days or less) is assumed to be the same as the recorded book value. These instruments include the consolidated statement of condition lines captioned cash and due from banks, federal funds sold and securities purchased under agreements to resell, other interest-earning assets, federal funds purchased and securities sold under agreements to repurchase, and other borrowed funds.

The carrying amount and estimated fair value of other financial instruments at December 31 are summarized as follows (in thousands):

	2001		2000	
	Carrying Amount	**Estimated Fair Value**	**Carrying Amount**	**Estimated Fair Value**
Financial assets:				
Net loans	**$24,760,886**	**$27,405,596**	$24,236,001	$24,959,625
Loans held for sale	**291,782**	**291,782**	92,811	92,811
Derivative asset positions	**86,988**	**86,988**	–	–
Financial liabilities:				
Deposits	**26,167,017**	**26,326,269**	26,623,304	26,660,502
Long-term FHLB advances	**5,093,834**	**5,362,632**	4,898,308	5,092,114
Other long-term debt	**1,008,421**	**1,038,058**	985,097	948,221
Derivative liability positions	**12,536**	**12,536**	–	–
Off-balance sheet:				
Derivative instruments (net receivable position) – pre-SFAS 133	**–**	**–**	–	24,941
Commitments to extend credit and standby letters of credit	**–**	**(5,674)**	–	(8,879)

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (Statement 107), requires the disclosure of estimated fair values for all financial instruments, both assets and liabilities on and off-balance sheet, for which it is practicable to estimate their value along with pertinent information on those financial instruments for which such values are not available.

Fair value estimates are made at a specific point in time and are based on relevant market information which is continuously changing. Because no quoted market prices exist for a significant portion of AmSouth's financial instruments, fair values for such instruments are based on management's assumptions with respect to future economic conditions, estimated discount rates, estimates of the amount and timing of future cash flows, expected loss experience, and other factors. These estimates are subjective in nature involving uncertainties and matters of significant judgment; therefore, they cannot be determined with precision. Changes in the assumptions could significantly affect the estimates.

Statement 107 fair value estimates include certain financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, AmSouth has a substantial trust department that contributes net fee income annually. The trust department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include the mortgage banking operation, brokerage network, premises and equipment, core deposit intangibles, and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates. As a result, the Statement 107 fair value disclosures should not be considered an indication of the fair value of the company taken as a whole.

The following methods and assumptions were used by AmSouth in estimating its fair value disclosures for financial instruments:

Loans *The fair values of variable rate loans that reprice frequently and* have no significant change in credit risk are assumed to approximate carrying amounts. For credit card loans and equity lines of credit, the carrying value reduced by an estimate of credit losses inherent in the portfolio is a reasonable estimate of fair value. The fair values for other loans (e.g., commercial and industrial, commercial real estate, certain mortgage loans, and consumer loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality and estimates of maturity based on AmSouth's historical experience. The carrying amount of accrued interest receivable approximates its fair value.

Securities and Loans Held for Sale Fair values for securities and loans held for sale are based on quoted market prices, where available. Where quoted market prices are not available, fair values are based on quoted market prices of similar instruments, adjusted for any significant differences between the quoted instruments and the instruments being valued.

Commitments to Extend Credit and Standby Letters of Credit The fair value of commitments to extend credit is estimated based on the amount of unamortized deferred loan commitment fees. The fair value of letters of credit is based on the amount of unearned fees plus the estimated cost to terminate the letters of credit.

Derivative Instruments The fair value of interest rate swaps, financial futures and interest rate caps and floors are obtained from AmSouth's in-house pricing system and compared to dealer quotes for reasonableness. These values represent the estimated amount the company would receive or pay to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties.

Deposit Liabilities The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings accounts, and money market and interest-bearing checking accounts is, by definition, equal to the amount payable on demand (carrying amount). The fair values for variable rate fixed-term money market accounts and certificates of deposit approximate their carrying amounts. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated expected monthly maturities on time deposits.

Long-term Borrowings The fair values of long-term borrowings (other than deposits) are estimated using discounted cash flow analyses, based on AmSouth's current incremental borrowing rates for similar types of borrowing arrangements.

Directors are listed chronologically by when they were elected, earliest to latest.

Benjamin F. Payton, Ph.D.
President,
Tuskegee University
Tuskegee, AL

Ronald L. Kuehn, Jr.
Birmingham, AL

Claude B. Nielsen
President and Chief Executive Officer,
Coca-Cola Bottling Company United, Inc.
Birmingham, AL

C. Dowd Ritter
Chairman of the Board,
President and Chief Executive Officer,
AmSouth Bancorporation and AmSouth Bank
Birmingham, AL

Rodney C. Gilbert
President and Chief Executive Officer,
RCG Consulting, LLC
Nashville, TN

James R. Malone
Chairman of the Board
and Chief Executive Officer,
HMI Industries, Inc.
Naples, FL

J. Harold Chandler
Chairman of the Board,
President and Chief Executive Officer,
UnumProvident Corporation
Chattanooga, TN/Portland, ME

Elmer B. Harris
Chairman of the Board
and Chief Executive Officer,
Center for Public Policy
Birmingham, AL

Victoria B. Jackson
President and Chief Executive Officer,
Victoria Bellé, Inc.
Amelia Island, FL

James E. Dalton, Jr.
Nashville, TN

Earnest W. Deavenport, Jr.
Kingsport, TN

Martha R. Ingram
Chairman of the Board,
Ingram Industries, Inc.
Nashville, TN

Charles D. McCrary
President and Chief Executive Officer,
Alabama Power Company
Birmingham, AL

MANAGEMENT COMMITTEE (FEBRUARY 2002)

C. Dowd Ritter
Chairman of the Board,
President and Chief Executive Officer

Sloan D. Gibson
Vice Chairman
and Chief Financial Officer,
Finance and Credit Group

Candice W. Bagby
Senior Executive Vice President,
Consumer Banking Group

Grayson Hall
Senior Executive Vice President,
Operations and Technology Group

W. Charles Mayer, III
Senior Executive Vice President,
Alabama/South Louisiana and
Commercial Banking Group

Beth E. Mooney
Senior Executive Vice President,
Tennessee/North Louisiana Banking Group

E. W. Stephenson, Jr.
Senior Executive Vice President,
Florida/Mississippi Banking Group

Geoffrey A. von Kuhn
Senior Executive Vice President,
Wealth Management Group

David B. Edmonds
Executive Vice President,
Human Resources Division

Stephen A. Yoder
General Counsel and
Corporate Secretary,
Executive Vice President,
Law Division

EMERITUS BOARD OF DIRECTORS (FEBRUARY 2002)

George W. Barber, Jr.
Chairman of the Board,
The Barber Companies
Birmingham, AL

William D. Biggs
General Partner,
Carillon Beach, Ltd.
Panama City, FL

Barney B. Burks, Jr.
Pensacola, FL

William J. Cabaniss, Jr.
President,
Precision Grinding, Inc.
Birmingham, AL

Joseph M. Farley
Counsel,
Balch & Bingham
Birmingham, AL

M. Miller Gorrie
Chairman of the Board
and Chief Executive Officer,
Brasfield & Gorrie, LLC
Birmingham, AL

James I. Harrison, Jr.
Chairman of the Board,
Carport, Inc.
Tuscaloosa, AL

Donald E. Hess
Chief Executive Officer,
Southwood Partners
Birmingham, AL

Vaughan I. Morrissette
President,
HTM Investment and Development, Inc.
Mobile, AL

Z. Cartter Patten, III
Chairman of the Board,
Patten & Patten, Inc.
Chattanooga, TN

John W. Woods
Retired Chairman of the Board,
AmSouth Bancorporation
Ponte Vedra Beach, FL

The Power Behind Our Momentum

2001 CHAIRMAN'S PERFORMANCE AWARD WINNERS

At AmSouth, the power behind our success — our momentum — comes from relationships. The power and the benefits of the relationship extend far beyond the individuals involved. When the power of the relationship is unleashed, great things happen — for customers, for the communities AmSouth serves, for employees, and for shareholders.

The winners of the AmSouth Chairman's Performance Award receive AmSouth's highest recognition for sales and service excellence. They are the best at AmSouth. They are living examples of what we mean when we call ourselves "The Relationship People." They are people who make a difference.

In this booklet are profiles on the power of their relationships. Congratulations to the 2001 winners of the AmSouth Chairman's Performance Award.



DOT FOLEY

TAMPA

Dot Foley makes everyone around her better. She's a motivator, a coach, and a role model. In 2000, her Bell Shoals Branch led the West Coast of Florida in sales and service and was a consistent top performer in 2001. The keys to her branch's success have been her emphasis on exceptional service, on a balanced sales focus, and on fostering a work atmosphere where everyone learns from each other.

As a Relationship Manager in Special Assets, Debra Miller is one of AmSouth's best at working with customers who are experiencing difficulties with arriving at solutions. For example, her knowledge, creativity, and dedication to doing the right thing led her to convince one company in financial trouble to continue to market its property. The delay brought top dollar for the assets and kept the company's owner from liquidating his personal collateral.



DEBRA MILLER

NASHVILLE



KEVIN KING

CHATTANOOGA

Kevin King knows that behind every number is a person. Behind achieving 172 percent of his annual sales goal in only six months were men and women counting on AmSouth's management of their retirement plans. Behind a large multimillion dollar trust relationship that he secured was someone who wanted to be convinced of King's commitment to meeting needs. He's accomplished these feats as a Trust Administrator and Trust Sales Representative who understands and meets needs as a way of life.

d



DEBBIE CROWNOVER
TUSCALOOSA



PHILLIP MAY
TUSCALOOSA



DEBBIE WATSON
TUSCALOOSA



BRAD WILLIAMS
TUSCALOOSA



ALAN WOOD
TUSCALOOSA

Versatility and the ability to handle unique requests set this group of Tuscaloosa bankers apart. Debbie Crownover, AmSouth Investment Sales Representative; Phillip May, Commercial Relationship Manager; Debbie Watson, Private Banking; Brad Williams, Business Banking; and Alan Wood, Commercial Relationship Manager were asked to make referrals to the area's home equity sales effort in the second quarter. The area came in at more than 200 percent of its goal — with this team referring 45 percent of that production.

Sandy Chambers, Trust Administration, is a leader. She is a leader at AmSouth in income from Trust sales — surpassing 450 percent of her goal. She almost single-handedly met her department's referral goal for home equity in the third quarter of 2001. Throughout her career, applying her knowledge of tax law and technical expertise, she has helped lead her area and lead customers to make wise financial choices, and her success shows in her customers' loyalty to her and AmSouth and in her consistent sales performance.



SANDY CHAMBERS

CHATTANOOGA



RICK MARTIN

GUNTERSVILLE

Through a long and mature relationship with a group of construction and management companies, Rick Martin has established himself as an expert lender to Affordable Housing Developers. As he has assisted this group of developers, which includes keeping himself up to date on developments in the industry, he has also built a strong loan and deposit portfolio and a base of relationships that provides cross-sell opportunities for other lines of business.



JIM SCHMITZ
PENSACOLA



MIKE O'SULLIVAN
MOBILE



HERMAN L. NEESE, JR.
MOBILE



GAYLE BOOTHE
PENSACOLA



BRENDA KING
PENSACOLA

Great teams come in all shapes and sizes, but one thing is true of all teams: they do more together than their members could accomplish individually. This team did much more than expected when they worked across three states to meet one customer's needs. Together they worked for 16 months to close a very large construction loan for a real estate developer. This loan helped the developer expand and complete a large construction project. The ripples produced by this relationship have opened new opportunities for expansion into other lines of business.



MIKE MANGIONE

ORLANDO



MIKE DELROCCO

JACKSONVILLE



DAVID GRACHEK

JACKSONVILLE

Listening may be the most important skill needed to build relationships. David Grachek, an Institutional Trust Sales Representative, heard that a large insurance company was looking for a new portfolio manager. He met with the company and learned that the portfolio was much larger than he'd been told. The owner said he wanted a bank that would help him expand — Mangione and DelRocco listened. *Listening brought* all these people together several months later to close a multimillion dollar relationship that included loans, treasury management services, and investment services.

8



SANDY CANNON
MOBILE



CYNTHIA HOWELL
MOBILE



TINA PIENTA
GULF SHORES



DEBBIE PORTELLA
MOBILE



DEBRA SMITH
MOBILE

In 2000, these Business Banking Assistants were a driving force behind a never-before-accomplished feat at AmSouth. All Business Bankers supported by this group achieved the Chairman's Club — a designation for the top performers at AmSouth. In 2001, these South Alabama Business Banking Assistants increased their loan production 28 percent and were the top area in loan applications submitted. They also were company leaders at solving payment and loan problems and at answering questions for customers. By handling their responsibilities with such professionalism, they allowed their Business Bankers to focus on building and maintaining relationships.



KEVIN WISE
NASHVILLE



SCOTT MCPHERSON
NASHVILLE

Kevin Wise, Abbott Martin Branch, and Scott McPherson, Trust Investments, were there to help one customer who had unique needs. The customer, who was almost completely blind, needed help just reading her statement. Wise visited her often to help and introduced her to McPherson. They worked with the customer to establish living trust arrangements and to prepare a will. With their help, she was able to leave 16 times more than she had planned to an endowed scholarship for low-income nursing students.



CORNELL KIRLEW
ORLANDO

Cornell Kirlew, Orlando Lockbox Manager, successfully accepted an important handoff when some large corporate customers began to be serviced from the Orlando Lockbox facility. He helped ensure that the transition went smoothly — with no loss of service or interruptions — and at the same time, operated more cost effectively and efficiently. His work caught the attention of his peers who expressed appreciation for his quick action and attention to service and nominated him for the award.



Steve Holland is a banker in boots and a work shirt. As a forester with AmSouth Natural Resources, Holland helps manage and protect the forestlands, farms, and other resources of his clients — some from second and third generations of families who know he understands that their land is special. That special relationship makes him one of AmSouth's most successful Property Managers and an important resource himself.

STEVE HOLLAND
BIRMINGHAM

If you ask the people around Gale Williams what makes her special, you will find a common theme — you can count on her. She handles her role as a Business Banking Assistant with a high degree of expertise, and she helped make the Business Banker she supports one of the most successful performers in the company. Her success comes from her willingness to go the extra mile for her customers — making sure that problems are solved, documents are ready when needed, and customers receive the type of service that sets AmSouth apart.



GALE WILLIAMS
CHATTANOOGA



MIKE DENNIS

MOBILE

Mike Dennis learned some important lessons as a professional hockey player: teamwork, shared goals, and the importance of practice. He passes these lessons along to his banking team. At Springdale Plaza, Dennis serves as the branch manager of the largest branch in the area and focuses his team on two important initiatives — Business Banking and Home Equity Sales. His leadership has helped the branch double and triple its goals in these areas and the branch has become a sales leader in South Alabama/South Louisiana.

Nancy Beene has led her Dallas Bay Branch to be one of AmSouth's most successful branches over the last two years. The importance of the relationship — to meet and understand needs — drives her own focus on serving her customers. She's an expert at building relationships and coaching her staff in the sales process so that they can meet and exceed their goals. She consistently gives 100 percent as a role model for her employees and has a competitive fire that drives her — and those around her — to be the best.



NANCY BEENE

CHATTANOOGA



NEIL STRICKLAND

DOTHAN

To be a great Private Banker, you really have to know your clients on all levels — their financial plans, their goals, and their interests. Neil Strickland is a great Private Banker. Over the last three years, he has finished as a top performer among AmSouth Private Bankers. He is a resource for other AmSouth employees in this mid-sized market, and a large portion of his business comes from referrals from both co-workers and satisfied clients.



LEN RINEHART

NASHVILLE



BARBARA RAINES

NASHVILLE



JENNY HARRIS

NASHVILLE

Barbara Raines, Personal Banker at the Old Hickory Branch, built a relationship that allowed AmSouth to meet the future needs of a customer. When this customer won a government contract, he needed additional help because of the large deposits associated with it. Along with Raines, Branch Manager Len Rinehart and Business Banker Jenny Harris helped the customer find the right financial solutions and, in the process, powered the branch to record-setting sales and service performance in the third quarter of 2001.



DOROTHY YELLOCK

BIRMINGHAM

AmSouth branches know that they can rely on the work of Dorothy Yellock, Underwriting Manager in the Home Equity and Consumer Loan Center. She and her team make decisions on more than a quarter of a million loans per year. When branches come to her with unusual or rush requests, they know they can count on her professionalism and attention to meeting needs. The Jacksonville, Florida branches nominated her for the Chairman's Award as the entire company pushed toward a record year in home equity sales.

Floyd Harvey, Commercial Relationship Manager in Memphis, knows the value of a long-term relationship. Experience and knowledge allow him to discover, anticipate, and better meet his customer's needs. For example, he has worked with a local public/private entity in a relationship that includes multiple loans, lines of credit, and more. Recently, this relationship opened doors for other AmSouth bankers — in retirement services, to secure deposits, and for a purchase card system. His attention to his customers has paved the way for his continuing success as one of AmSouth's top Commercial Bankers.



FLOYD HARVEY

MEMPHIS



GAIL WILSON

DOVER, TENNESSEE

Gail Wilson serves a smaller market but makes a big impression there. Her branch consistently receives high customer satisfaction marks, and almost half the households in Dover have a loan or home equity line of credit through AmSouth. Despite the size of her market, in just eight months, Wilson produced almost $14 million in consumer loans and home equity sales. Her success comes from tremendous execution by the branch team, referrals from customers, and successful coaching.



MONTY TRIMBLE
NASHVILLE



RON WOOD
HUNTSVILLE



JEFF STANDRIDGE
HUNTSVILLE



EMILY JONES
BIRMINGHAM

Several years ago, Commercial Relationship Manager Monty Trimble opened the door to a successful relationship with a company and its CEO that later blossomed. Trust Sales Representative Ron Wood met the company's retirement needs by converting its 401(k) to AmSouth. Jeff Standridge, Oakwood Branch Manager, and Emily Jones, Trust Employee Education Team, met with employees of the company and helped establish financial services and retirement plans. So impressed were the owner and his company that they opened even more doors in an expanded business relationship.

AMSOUTH®

16

Corporate Headquarters
AmSouth Bancorporation
AmSouth Center
1900 Fifth Avenue North
Birmingham, Alabama 35203

Mailing Address
Post Office Box 11007
Birmingham, Alabama 35288

Internet Address
www.amsouth.com

Annual Meeting
AmSouth Bancorporation's Annual Meeting of Shareholders is scheduled for Thursday, April 18, 2002, at 11:00 a.m., Central Daylight Time. It will be held in the AmSouth Upper Lobby Auditorium in the AmSouth Harbert Plaza at 1901 Sixth Avenue North, Birmingham, Alabama.

Common Stock
AmSouth common stock is listed on the New York Stock Exchange and is traded under the symbol ASO. It is listed in *The Wall Street Journal* as AmSoBcp.

Commercial Paper
AmSouth Bancorporation
commercial paper is rated as follows:

Moody's Investor Service, Inc.: P-1
Standard & Poor's Corporation: A-2

Stock Transfer Agent
The Bank of New York
Post Office Box 11002
Church Street Station
New York, New York 10286-1002
Shareholders requiring a change of address or information about certificates or dividend checks should contact:

Shareholders' Services
(877) 679-5704 (Toll Free)
or (205) 326-5807

Direct Deposit
With Direct Deposit, shareholders may enjoy the convenience of having dividends or interest payments directly deposited into their AmSouth checking or savings account. There is no cost for this service. Shareholders may obtain further information about Direct Deposit by contacting Shareholders' Services at (877) 679-5704, or by writing AmSouth's corporate headquarters in care of the Investor Relations Department.

Dividend Reinvestment Service
Through the AmSouth Dividend Reinvestment and Common Stock Purchase Plan, shareholders with common stock registered in their names can reinvest their AmSouth dividends in additional shares of common stock and may make additional optional cash payments of $10 to $5,000 per quarter. AmSouth assumes all costs associated with the purchase of shares under the Plan. Participating shareholders also have the option to deposit certificates into their Dividend Reinvestment Plan account. For more information please call the following:

Shareholders' Services
(877) 679-5704

Investor Inquiries
Analysts, investors and others
seeking information should contact:

M. List Underwood, Jr.
Investor Relations
(205) 801-0265

Media Inquiries
Media representatives seeking
general information should contact:

Richard C. Swagler, Jr.
Media Relations
(205) 801-0105

Financial Publications
Additional copies of the corporation's Annual Report, Form 10-K, quarterly reports and other corporate publications are available on request by writing or calling our Investor Relations Department at the corporate headquarters, (205) 581-7890, or are available on our Web site at www.amsouth.com.

AMSOUTH®

AMSOUTH BANCORPORATION
AMSOUTH CENTER
1900 FIFTH AVENUE NORTH
BIRMINGHAM, ALABAMA 35203
AMSOUTH.COM